Filed Pursuant to Rule 424(b)4
Registration No. 333-132530
Prospectus Supplement
(To Prospectus dated March 30, 2006)
6,087,000 shares
Common stock
The selling stockholders identified in this prospectus supplement are selling 6,087,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
Our common stock is quoted on the New York Stock Exchange under the symbol “ARP.” On April 5, 2006, the last reported sale price of our common stock was $34.75 per share.

	Per share	Total

Public offering price	$34.5000	$210,001,500
Underwriting discounts and commission	$1.8113	$11,025,383
Proceeds to selling stockholders, before expenses	$32.6887	$198,976,117

Certain stockholders have granted the underwriters an option for a period of 30 days to purchase up to 913,000 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-11.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to investors on April 11, 2006.

JPMorgan	Goldman, Sachs & Co.

Robert W. Baird & Co.	CIBC World Markets

Credit Suisse	William Blair & Company
Prospectus Supplement dated April 5, 2006

S-i

About this prospectus supplement
This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time and up to an aggregate amount of 7,000,000 shares (including this offering), the selling stockholders may offer common stock. No securities have been sold under this shelf registration as of the date of this prospectus supplement. In the accompanying prospectus, we provide you with a general description of the securities the selling stockholders may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the prospectus include, or incorporate by reference, important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the prospectus. If any specific statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superceded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the prospectus, as well as the additional information described under “Where you can find more information” in the prospectus before investing in our common stock.
Market data
We operate in an industry in which it is difficult to obtain precise industry and market information. Although we have obtained some industry data from third-party sources that we believe to be reliable, in many cases we have based certain statements contained in this prospectus regarding our industry and our position in the industry on our estimates concerning our customers and competitors. These estimates are based on our experience in the industry, conversations with our principal vendors, our own investigation of market conditions and information obtained through our numerous acquisitions.

S-ii

Prospectus summary
This summary highlights only selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer. Please read “Risk factors,” beginning on page S-11 of this prospectus supplement for more information about important risks that you should consider before buying our common stock. In this prospectus supplement, “American Reprographics Company,” “ARC,” “the company,” “we,” “us,” and “our” refer to American Reprographics Company and its consolidated subsidiaries, unless the context otherwise dictates.
Our company
We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality that also require sophisticated document management services. We provide our core services through our suite of reprographics technology products, a network of approximately 220 locally branded reprographics service centers in 161 U.S. cities, and approximately 2,500 facilities management programs at our customers’ locations throughout the country. Our service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing us to provide our services both locally and nationally. We service approximately 73,000 active customers and we employ more than 3,800 people, including a sales and customer service staff of more than 775 employees. In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in approximately eight times as many cities and with more than six times the number of service facilities as our next largest competitor.
Reprographics services typically encompass the management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. We provide these business-to-business services to our customers in three major categories: document management, document distribution and logistics, and print-on-demand. We also sell reprographics equipment and supplies to complement these offerings. We also serve other independent reprographers by licensing our suite of reprographics technology products, including our flagship internet-based application, PlanWell. In addition, we operate PEiR (Profit and Education in Reprographics), a privately held trade organization through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology products as industry standards.
For the year ended December 31, 2005, our net sales were $494.2 million, our income from operations was $89.8 million, and our net income was $60.5 million. For the year ended December 31, 2005, we estimate that the AEC market accounted for approximately 80% of our net sales, with the remaining 20% from non-AEC markets.
Industry overview
According to the International Reprographics Association, or IRgA, and other industry sources, the reprographics industry in the United States is estimated to be approximately $5 billion in size. The IRgA indicates that the reprographics industry is highly fragmented, consisting of approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. Since construction documents are the primary medium of communication for the AEC industry, demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, office vacancy rates, and tax revenues. According to FMI Corporation, or FMI, a consulting firm to the construction industry, construction industry spending in the United States for 2006 is estimated at $1.1 trillion, with expenditures divided between residential construction 55% and commercial and public, or non-residential, construction 45%. The $5 billion reprographics industry is approximately 0.5% of the $1.1 trillion construction industry in the United States. Our AEC revenues are most closely correlated to the non-residential sectors of the construction industry, which are the largest users of reprographics services. According to FMI, the non-residential sectors of the construction industry are projected to grow at a compounded annual growth rate of approximately 8% over the next three years.
Market opportunities for business-to-business document management services such as ours are rapidly expanding into non-AEC industries. For example, non-AEC customers are increasingly using large and small format color imaging for point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials as these services have become more efficient and available on a short-run, on-demand basis through digital technology. As a result, we believe that our addressable market is substantially larger than the core AEC reprographics market. We believe that the growth of non-AEC industries is generally tied to growth in the U.S. gross domestic product, or GDP, which is projected to have grown 3.5% in 2005 and is projected to remain at that growth rate in 2006 according to Wall Street’s consensus estimates.
Our competitive strengths
We believe that our competitive strengths include the following:

•	Leading Market Position in Fragmented Industry. Our size and national footprint provide us with significant purchasing power, economies of scale, the ability to invest in industry-leading technologies, and the resources to service large, national customers.

•	Leader in Technology and Innovation. We believe our PlanWell online planrooms are well positioned to become the industry standard for managing and procuring reprographics services within the AEC industry. In addition, we have developed other proprietary software applications that complement PlanWell and have enabled us to improve the efficiency of our services, add complementary services and increase our revenue.

•	Extensive National Footprint with Regional Expertise. Our national network of service centers maintains local customer relationships while benefiting from our centralized corporate functions and national scale. Our service facilities are organized as hub and satellite structures within individual markets, allowing us to balance production capacity and minimize capital expenditures through technology sharing among our service centers within each market. In addition, we serve our national and regional customers under a single contract through our Premier Accounts business unit, while offering centralized access to project-specific services, billing, and tracking information.

•	Flexible Operating Model. By promoting regional decision making for marketing, pricing, and selling practices, we remain responsive to our customers while benefiting from the cost structure advantages of our centralized administrative functions. Our flexible operating model also allows us to capitalize on an improving business environment.

•	Consistent, Strong Cash Flow. Through management of our inventory and receivables and our low capital expenditure requirements, we have consistently generated strong cash flow from operations after capital expenditures regardless of industry and economic conditions.

•	Low Cost Operator. We believe we are one of the lowest cost operators in the reprographics industry, which we have accomplished by minimizing branch level expenses and capitalizing on our significant scale for purchasing efficiencies.

•	Experienced Management Team and Highly Trained Workforce. Our senior management team has an average of over 20 years of industry experience. We have also successfully retained approximately 90% of the managers of the businesses we have acquired since 1997.
Our business strategy
We intend to strengthen our competitive position as the preferred provider of reprographics services in each market we serve. We seek to do so while increasing revenue, cash flow, profitability, and market share. Our key strategies to accomplish this objective include:

•	Continue to Increase Our Market Penetration and Expand Our Nationwide Footprint. We believe that many of our local customers rely on local relationships with our service centers for their document management services. We also recognize a growing desire among larger regional and national customers to consolidate their purchasing of reprographics services. We believe that we are currently a leader in approximately half of the top 50 U.S. markets (as defined by Neilsen media research). To expand our nationwide footprint, we intend to increase our presence in the top 50 U.S. markets and other under-penetrated regions through facilities management contracts, targeted branch openings, strategic acquisitions and national accounts.

•	Facilities Management Contracts. We expect to capitalize on the continued trend of our customers to outsource their document management services, including their in-house operations. Placing equipment (and sometimes staff) in an architectural studio or construction company office remains a compelling service offering as evidenced by our eight-year compounded annual growth rate of 30% in new on-site services contracts. The renewable nature of most on-site service contracts leads us to believe that this source of revenue will continue to increase in the near term. We will continue to concentrate on developing ongoing facilities management relationships in all of the markets we serve and building our base of recurring revenue.

•	Targeted Branch Openings. Significant opportunities exist to expand our geographic coverage, capture new customers and increase our market share by opening additional satellite branches in regions near our established operations. In 2005, we opened 19 such branches in areas that expand or further penetrate our existing markets. We plan to open an additional 15 branches by the end of 2006. We believe that our existing corporate infrastructure is capable of supporting a much larger branch network and significantly higher revenue.

•	Strategic Acquisitions. Acquisitions have historically been an important component of our growth strategy and, accordingly, we have developed a structured approach to acquiring and integrating companies. Because our industry consists primarily of small, privately held companies that serve only local markets, we believe that we can continue to grow our business by acquiring additional reprographics companies at reasonable prices and subsequently realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure.

•	National Accounts. Our Premier Accounts business unit offers a comprehensive suite of reprographics services designed to meet the demands of large regional and national businesses. It provides local reprographics services to regional and national companies through our national network of reprographics service centers, while offering centralized access to project-specific services, billing and tracking information. Through our extensive national footprint and industry-leading technology, we believe that we are well positioned to meet the demands of national companies and will continue to capture additional revenues and customers through this business unit.

•	Promote PlanWell as the Industry Standard for Procuring Reprographics Services Online. We continue to expand the market penetration of PlanWell to create an industry standard for online document management, storage, and document retrieval services. In order to increase market share and achieve industry standardization, we will continue to license our PlanWell technology to other reprographics companies, including members of PEiR. Through December 2005, we licensed PlanWell technology products for use in 140 independent reprographics service facilities, which, in combination with ARC locations, has made our technology available in more than 350 locations across the United States.

•	Solidify Our Non-AEC Service Offerings. We have leveraged our expertise in providing highly customized, quick turnaround services to the AEC industry to attract customers from non-AEC industries that are increasingly seeking document management, document distribution and logistics, and print-on-demand services. We have been successful in attracting non-AEC customers that require services such as the production of large format and small format color and black and white documents, educational and training materials, short-run publishing products, and retail and promotional items. Our services to these customers accounted for approximately 20% of our net sales in 2005.
In addition, we continue to focus on creating new value-added services beyond traditional reprographics to offer all of our customers. We are actively engaged in services such as bid facilitation, print network management for offices and on-site production facilities, and on-demand color publishing. We plan to continue to capitalize on our technological innovation to enhance our existing services, add new revenue streams, and create new reprographics technologies.
Corporate background and reorganization
Our predecessor, Ford Graphics, was founded in Los Angeles, California in 1960. In 1967, this sole proprietorship was dissolved and a new corporate structure was established under the name Micro Device, Inc., which continued to provide reprographics services under the name Ford Graphics. In 1989, our current senior management team purchased Micro Device, Inc., and in November 1997 our company was recapitalized as a California limited liability company, with management retaining a 50% ownership position and the remainder owned by outside investors. In April 2000, Code Hennessy & Simmons LLC, or CHS, through its affiliates acquired a 50% stake in our company from these outside investors in the 2000 recapitalization (referred to as the “2000 recapitalization”).
In February 2005, we reorganized from American Reprographics Holdings, L.L.C., a California limited liability company, or Holdings, to a Delaware corporation, American Reprographics

Company. In the reorganization, the members of Holdings exchanged their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As part of our reorganization, all outstanding warrants to purchase common units of Holdings were exchanged for shares of our common stock. We conduct our operations through our wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, or Opco, and its subsidiaries.

The offering

Common stock offered by the selling stockholders	6,087,000 shares
Common stock to be outstanding after this offering(1)	44,812,815 shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
New York Stock Exchange symbol	“ARP”
Unless otherwise noted, the information in this prospectus, including the information above:

•	reflects our conversion from a California limited liability company to a Delaware corporation, which occurred on February 3, 2005;

•	reflects 44,625,815 shares of common stock outstanding at March 1, 2006;

•	excludes 1,397,585 shares of common stock subject to outstanding options at March 1, 2006 issued at a weighted average exercise price of $5.92 per share;

•	excludes 32,300 shares of common stock issued upon option exercises since March 1, 2006 and 80,652 shares of common stock issued in payment of incentive bonuses;

•	excludes 3,249,315 shares of common stock reserved for future issuance under our 2005 Stock Plan, and 387,939 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

(1)	Includes 187,000 shares of common stock to be issued upon exercise of outstanding options prior to the close of the offering.
Risk factors
See “Risk factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Summary historical and unaudited
pro forma financial data
The summary historical and unaudited pro forma financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 and the audited financial statements of American Reprographics Company for the fiscal year ended December 31, 2005. Except where otherwise indicated, the unaudited pro forma financial data set forth below give effect to our conversion to a Delaware corporation in February 2005. For additional information see “Capitalization,” “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and our audited financial statements included elsewhere in this prospectus supplement.

Fiscal year ended
December 31,
(dollars in thousands,
except per unit / share
amounts)	2001	2002	2003	2004	2005

Statement of operations data:
Reprographics services	$338,124	$324,402	$315,995	$333,305	$369,123
Facilities management	39,875	52,290	59,311	72,360	83,125
Equipment and supplies sales	42,702	42,232	40,654	38,199	41,956

Total net sales	420,701	418,924	415,960	443,864	494,204
Cost of sales	243,710	247,778	252,028	263,787	289,580

Gross profit	176,991	171,146	163,932	180,077	204,624

Selling, general and administrative expenses	104,004	103,305	101,252	105,780	112,679
Provision for sales tax dispute settlement	—	—	—	1,389	—
Amortization of intangibles	5,801	1,498	1,709	1,695	2,120
Write-off of intangible assets	3,438	—	—	—	—

Income from operations	63,748	66,343	60,971	71,213	89,825
Other income	304	541	1,024	420	381
Interest expense	(47,530)	(39,917)	(39,390)	(33,565)	(26,722)
Loss on early extinguishment of debt	—	—	(14,921)	—	(9,344)

Income before income tax provision (benefit)	16,522	26,967	7,684	38,068	54,140
Income tax provision (benefit)(1)	5,787	6,267	4,131	8,520	(6,336)

Net income	10,735	20,700	3,553	29,548	60,476
Dividends and amortization of discount on preferred equity	(3,107)	(3,291)	(1,730)	—	—

Net income attributable to common members / stockholders	7,628	17,409	1,823	29,548	60,476
Unaudited pro forma incremental income tax provision(1)	2,574	6,211	673	9,196	333

Unaudited pro forma net income attributable to common members / stockholders	$5,054	$11,198	$1,150	$20,352	$60,143

Net income attributable to common members / stockholders per common unit / share:
Basic	$0.21	$0.48	$0.05	$0.83	$1.43

Fiscal year ended
December 31,
(dollars in thousands,
except per unit / share
amounts)	2001	2002	2003	2004	2005

Diluted	$0.21	$0.47	$0.05	$0.79	$1.40

Fiscal year ended December 31,	2001	2002	2003	2004	2005

Unaudited pro forma net income attributable to common members / stockholders per common unit / share:
Basic	$0.14	$0.31	$0.03	$0.57	$1.42
Diluted	$0.14	$0.30	$0.03	$0.54	$1.39
Weighted average common units / shares outstanding:
Basic	36,628,801	36,406,220	35,480,289	35,493,136	42,264,001
Diluted	36,757,814	36,723,031	37,298,349	37,464,123	43,178,001

Fiscal year ended
December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Other financial data:
EBIT(2)	$64,052	$66,884	$61,995	$71,633	$90,206
EBITDA(2)	$89,494	$86,062	$81,932	$90,363	$109,371
EBIT margin(2)	15.2%	16.0%	14.9%	16.2%	18.2%
EBITDA margin(2)	21.3%	20.5%	19.7%	20.4%	22.1%
Depreciation and amortization(3)	$25,442	$19,178	$19,937	$18,730	$19,165
Capital expenditures, net	$8,659	$5,209	$4,992	$5,898	$5,237
Interest expense, net	$47,530	$39,917	$39,390	$33,565	$26,722

					As of December 31, 2005
	As of December 31,
						As adjusted(4)
(dollars in thousands)	2001	2002	2003	2004	Actual	(unaudited)

Balance sheet data:
Cash and cash equivalents	$29,110	$24,995	$17,315	$13,826	$22,643	$22,193
Total assets	372,583	395,128	374,716	377,334	442,362	441,912
Long-term obligations and mandatorily redeemable preferred and common units / shares(5)(6)	371,515	378,102	360,008	338,371	253,371	253,371
Total members’ /stockholders’ equity (deficit)(7)	(78,955)	(61,082)	(60,015)	(35,009)	113,569	113,119
Working capital	24,338	24,371	16,809	22,387	35,797	35,347

(1) Prior to our reorganization as a Delaware corporation in February 2005, a substantial portion of our business was operated as a limited liability company, or LLC, and taxed as a partnership. As a result, the members of the LLC paid the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our reorganization became effective on January 1, 2001.

(2)	Non-GAAP Measures.
EBIT and EBITDA and related ratios presented in this prospectus supplement are supplemental measures of our performance that are not required by or presented in accordance with GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity.

EBIT represents net income before interest and taxes. EBITDA represents net income before interest, taxes, depreciation and amortization. EBIT margin is a non-GAAP measure calculated by subtracting depreciation and amortization from EBITDA and dividing the result by net sales. EBITDA margin is a non-GAAP measure calculated by dividing EBITDA by net sales.
We present EBIT and EBITDA and related ratios because we consider them important supplemental measures of our performance and liquidity. We believe investors may also find these measures meaningful, given how our management makes use of them. The following is a discussion of our use of these measures.
We use EBIT to measure and compare the performance of our divisions. We operate our divisions as separate business units but manage debt and taxation at the corporate level. As a result, EBIT is the best measure of divisional profitability and the most useful metric by which to measure and compare the performance of our divisions. We also use EBIT to measure performance for determining division-level compensation and use EBITDA to measure performance for determining consolidated-level compensation. We also use EBITDA as a metric to manage cash flow from our divisions to the corporate level and to determine the financial health of each division. As noted above, because our divisions do not incur interest or income tax expense, the cash flow from each division should be equal to the corresponding EBITDA of each division, assuming no other changes to a division’s balance sheet. As a result, we reconcile EBITDA to cash flow monthly as one of our key internal controls. We also use EBIT and EBITDA to evaluate potential acquisitions and to evaluate whether to incur capital expenditures.
EBIT and EBITDA and related ratios have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•	They do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	They do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, EBIT and EBITDA and related ratios should not be considered as measures of discretionary cash available to us to invest in business growth or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT and EBITDA only as supplements. For more information, see our consolidated financial statements and related notes elsewhere in this prospectus supplement.
The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA, and net income.

Fiscal year ended December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Cash flows provided by operating activities	$53,151	56,413	$48,237	$60,858	$56,648
Changes in operating assets and liabilities	2,399	(4,040)	(1,102)	(3,830)	8,859
Non-cash expenses, including depreciation and amortization	(44,815)	(31,673)	(43,582)	(27,480)	(5,031)
Income tax provision (benefit)	5,787	6,267	4,131	8,520	(6,336)
Interest expense	47,530	39,917	39,390	33,565	26,722
Loss on early extinguishment of debt	—	—	14,921	—	9,344

EBIT	64,052	66,884	61,995	71,633	90,206
Depreciation and amortization	25,442	19,178	19,937	18,730	19,165

EBITDA	89,494	86,062	81,932	90,363	109,371
Interest expense	(47,530)	(39,917)	(39,390)	(33,565)	(26,722)
Loss on early extinguishment of debt	—	—	(14,921)	—	(9,344)
Income tax (provision) benefit	(5,787)	(6,267)	(4,131)	(8,520)	6,336
Depreciation and amortization	(25,442)	(19,178)	(19,937)	(18,730)	(19,165)
Dividends and amortization of discount on preferred equity	(3,107)	(3,291)	(1,730)	—	—

Net income	$7,628	$17,409	$1,823	$29,548	$60,476

The following is a reconciliation of net income to EBITDA:

Fiscal year ended December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Net income	7,628	17,409	$1,823	$29,548	$60,476
Dividends and amortization of discount on preferred equity	3,107	3,291	1,730	—	—
Interest expense, net	47,530	39,917	39,390	33,565	26,722
Loss on early extinguishment of debt	—	—	14,921	—	9,344
Income tax provision (benefit)	5,787	6,267	4,131	8,520	(6,336)
Depreciation and amortization	25,442	19,178	19,937	18,730	19,165

EBITDA	89,494	86,062	$81,932	$90,363	$109,371

The following is a reconciliation of our net income margin to EBIT margin and EBITDA margin:

As a percentage of net sales for fiscal year ended December 31,	2001	2002	2003	2004	2005

Net income margin	2.6%	4.9%	0.9%	6.7%	12.2%
Interest expense, net	11.3	9.5	9.5	7.6	5.4
Income tax provision (benefit)	1.4	1.5	1.0	1.9	(1.3)
Loss on early extinguishment of debt	—	—	3.6	—	1.9

EBIT margin	15.2	16.0	14.9	16.2	18.2
Depreciation and amortization	6.0	4.6	4.8	4.2	3.9

EBITDA margin	21.3%	20.5%	19.7%	20.4%	22.1%

(3) Depreciation and amortization includes a write-off of intangible assets of $3.4 million for the year ended December 31, 2001.
(4) Adjusted to reflect the payment of the expenses of the offering.
(5) In July 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.8 million as of December 31, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.
(6) Redeemable common membership units amounted to $8.1 million at December 31, 2001.
(7) Reflects an $88.8 million cash distribution to Holdings’ common unit holders in connection with the 2000 recapitalization and the reclassification of $20.3 million of preferred equity issued in connection with the 2000 recapitalization upon the adoption of SFAS No. 150 in July 2003.

Risk factors
Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated in this prospectus supplement or the accompanying prospectus, including the risk factors set forth below and in our SEC periodic reports, before investing in the common stock offered pursuant to this prospectus supplement. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair or adversely affect our results of operations and financial condition. This could cause the trading price of our common stock to decline, perhaps significantly.
Risks related to our business
Future downturns in the architectural, engineering and construction industry, or AEC industry, could diminish demand for our products and services, which would impair our future revenue and profitability.
We estimate that AEC markets accounted for approximately 80% of our net sales for the year ended December 31, 2005. Our historical operating results reflect the cyclical and variable nature of the AEC industry. This industry historically experiences alternating periods of inadequate supplies of housing, commercial and industrial space coupled with low vacancies, causing a surge in construction activity and increased demand for reprographics services, followed by periods of oversupply and high vacancies and declining demand for reprographics services. In addition, existing and future government policies and programs may greatly influence the level of construction spending in the public sector, such as highways, schools, hospitals, sewers, and heavy construction. Since we derive a majority of our revenues from reprographics products and services provided to the AEC industry, our operating results are more sensitive to the nature of this industry than other companies who serve more diversified markets. Our experience has shown that the AEC industry generally experiences economic downturns several months after a downturn in the general economy. We expect that there may be a similar delay in the rebound of the AEC industry following a rebound in the general economy. Future economic and industry downturns may be characterized by diminished demand for our products and services and, therefore, any continued weakness in our customers’ markets and overall global economic conditions could adversely affect our future revenue and profitability.
In addition, because approximately 60% of our overall costs are fixed, changes in economic activity, positive or negative, affect our results of operations. As a result, our results of operations are subject to volatility and could deteriorate rapidly in an environment of declining revenues. Failure to maintain adequate cash reserves and effectively manage our costs could adversely affect our ability to offset our fixed costs and may have an adverse effect on our results of operations and financial condition.
Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and maintain our profitability.
The markets for our products and services are highly competitive, with competition primarily at a local and regional level. We compete primarily based on customer service, technological leadership, product performance and price. Our future success depends, in part, on our ability to continue to improve our service offerings, and develop and integrate technological advances. If we are unable to integrate technological advances into our service offerings to successfully meet the evolving needs of our customers in a timely manner, our operating results may be adversely affected. Technological innovation by our existing or future competitors could put us at a competitive disadvantage. In particular, our business could be adversely affected if any of our competitors develop or acquire superior technology that competes directly with or offers greater functionality than our technology products, including PlanWell.
We also face the possibility that competition will continue to increase, particularly if copy and printing or business services companies choose to expand into the reprographics services industry. Many of these companies are substantially larger and have significantly greater financial resources than us, which could place us at a competitive disadvantage. In addition, we could encounter competition in the future from large, well capitalized companies such as equipment dealers, system integrators, and other reprographics associations, that can produce their own technology and leverage their existing distribution channels. We could also encounter competition from non-traditional reprographics service providers that offer reprographics services as a component of the other services they provide to the AEC industry, such as vendors to our industry that provide services directly to our customers, bypassing reprographers. Any such future competition could adversely affect our business and impair our future revenue and profitability.
The reprographics industry has undergone vast changes in the last six years and will continue to evolve, and our failure to anticipate and adapt to future changes in our industry could harm our competitive position.
Since 2000, the reprographics industry has undergone vast changes. The industry’s main production technology has migrated from analog to digital. This has prompted a number of trends in the reprographics industry, including a rapid shift toward decentralized production and lower labor utilization. As digital output devices become smaller, less expensive, easier to use and interconnected, end users of construction drawings are placing these devices within their offices and other locations. On-site reprographics equipment allows a customer to print documents and review hard copies without the delays or interruptions associated with sending documents out for duplication. Also, as a direct result of advancements in digital technology, labor demands have decreased. Instead of producing one print at a time, reprographers now have the capability to produce multiple sets of documents with a single production employee. By linking output devices through a single print server, a production employee simply directs output to the device that is best suited for the job. As a result of these trends, reprographers have had to modify their operations to decentralize printing and shift costs from labor to technology.
Looking forward, we expect the reprographics industry to continue to evolve. Our industry will continue to embrace digital technology, not only in terms of production services, but also in terms of network technology, digital document storage and management, and information distribution, all of which will require investment in, and continued development of, technological innovation. If we fail to keep pace with current changes or fail to anticipate or adapt to future changes in our industry, our competitive position could be harmed.
If we fail to continue to develop and introduce new services successfully, our competitive positioning and our ability to grow our business could be harmed.
In order to remain competitive, we must continually invest in new technologies that will enable us to meet the evolving demands of our customers. We cannot assure you that we will be successful in the introduction and marketing of any new services, or that we will develop and introduce in a timely manner innovative services that satisfy customer needs or achieve market acceptance. Our failure to develop new services and introduce them successfully could harm our competitive position and our ability to grow our business, and our revenues and operating results could suffer.
In addition, as reprographics technologies continue to be developed, one or more of our current service offerings may become obsolete. In particular, digital technologies may significantly reduce the need for high volume printing. Digital technology may also make traditional reprographics equipment smaller and cheaper, which may cause larger AEC customers to discontinue outsourcing their reprographics needs. Any such developments could adversely affect our business and impair future revenue and profitability.
If we are unable to charge for our value-added services to offset potential declines in print volumes, our long term revenue could decline.
Our customers value the ability to view and order prints via the internet and print to output devices in their own offices and other locations throughout the country. In 2005, our reprographics services represented approximately 74.7% and our facilities management services represented approximately 16.8% of our total net sales. Both categories of revenue are generally derived via a charge per square foot of printed material. Future technological advances may further facilitate and improve our customers’ ability to print in their own offices or at a job site. As technology continues to improve, this trend toward consuming information on an “as needed” basis could result in decreasing printing volumes and declining revenues in the longer term. Failure to offset these potential declines in printing volumes by changing how we charge for our services and developing additional revenue sources could significantly affect our business and reduce our long term revenue, resulting in an adverse effect on our results of operations and financial condition.
We derive a significant percentage of net sales from within the state of California and our business could be disproportionately harmed by an economic downturn or natural disaster affecting California.
We derived approximately half of our net sales in 2005 from our operations in California. As a result, we are dependent to a large extent upon the AEC industry in California and, accordingly, are sensitive to economic factors affecting California, including general and local economic conditions, macroeconomic trends, and natural disasters. Any adverse developments affecting California could have a disproportionately negative effect on our revenue, operating results and cash flows.
Our growth strategy depends in part on our ability to successfully identify and manage our acquisitions and branch openings. Failure to do so could impede our future growth and adversely affect our competitive position.
As part of our growth strategy, we intend to prudently pursue strategic acquisitions within the reprographics industry. Since 1997, most of the businesses we have acquired were long established in the communities in which they conduct their business. Our efforts to execute our acquisition strategy may be affected by our ability to continue to identify, negotiate, integrate, and close acquisitions. In addition, any governmental review or investigation of our proposed acquisitions, such as by the Federal Trade Commission, or FTC, may impede, limit or prevent us from proceeding with an acquisition. We regularly evaluate potential acquisitions, although we currently have no agreements or active negotiations with respect to any material acquisitions.

Acquisitions involve a number of special risks. There may be difficulties integrating acquired personnel and distinct business cultures. Additional financing may be necessary and, if used, would increase our leverage, dilute our equity, or both. Acquisitions may divert management’s time and our resources from existing operations. It is possible that there could be a negative effect on our financial statements from the impairment related to goodwill and other intangibles. We may experience the loss of key employees or customers of acquired companies. In addition, risks may include high transaction costs and expenses of integrating acquired companies, as well as exposure to unforeseen liabilities of acquired companies and failure of the acquired business to achieve expected results. These risks could hinder our future growth and adversely affect our competitive position and operating results.
We expand our geographic coverage by opening additional satellite branches in regions near our established operations to capture new customers and greater market share. In 2005 we opened 19 new branches in areas that expand or further penetrate our existing markets, and we expect to open an additional 15 branches by the end of 2006. Although the capital investment for a new branch is modest, our growth strategy with respect to branch openings is in the early stages of implementation and the branches we open in the future may not ultimately produce returns that justify our investment.
If we are unable to successfully monitor and manage the business operations of our subsidiaries, our business and profitability could suffer.
We operate our company under a dual operating structure of centralized administrative functions and regional decision making on marketing, pricing, and selling practices. Of the businesses we have acquired since 1997, we have, in most cases, delegated the responsibility for marketing, pricing, and selling practices with the local and operational managers of these businesses. If we do not successfully manage our subsidiaries under this decentralized operating structure, we risk having disparate results, lost market opportunities, lack of economic synergies, and a loss of vision and planning, all of which could harm our business and profitability.
We depend on certain key vendors for reprographics equipment, maintenance services and supplies, making us vulnerable to supply shortages and price fluctuations.
We purchase reprographics equipment and maintenance services, as well as paper, toner and other supplies, from a limited number of vendors. Our four largest vendors in 2005 were Oce N.V., Xerox Corporation, Canon Inc., and Xpedx, a division of International Paper Company. Adverse developments concerning key vendors or our relationships with them could force us to seek alternate sources for our reprographics equipment, maintenance services and supplies or to purchase such items on unfavorable terms. An alternative source of supply of reprographics equipment, maintenance services and supplies may not be readily available. A delay in procuring reprographics equipment, maintenance services or supplies, or an increase in the cost to purchase such reprographics equipment, maintenance services or supplies could limit our ability to provide services to our customers on a timely and cost-effective basis.
Our failure to adequately protect the proprietary aspects of our technology, including PlanWell, may cause us to lose market share.
Our success depends on our ability to protect and preserve the proprietary aspects of our technologies, including PlanWell. We rely on a combination of copyright, trademark and trade secret protection, confidentiality agreements, license agreements, non-compete agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technologies. Under our PlanWell license agreements, we grant other reprographers a non-exclusive, non-transferable, limited license to use our technology and receive our services. Our license agreements contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. These protections, however, may not be adequate to remedy harm we suffer due to misappropriation of our proprietary rights by third parties. In addition, U.S. law provides only limited protection of proprietary rights and the laws of some foreign countries may offer less protection than the laws of the United States. Unauthorized third parties may copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. Others may develop non-infringing technologies that are similar or superior to ours. If competitors are able to develop such technology and we cannot successfully enforce our rights against them, they may be able to market and sell or license the marketing and sale of products that compete with ours, and this competition could adversely affect our results of operations and financial condition. Furthermore, intellectual property litigation can be expensive, a burden on management’s time and our company’s resources, and its results can be uncertain.
Damage or disruption to our facilities, our technology centers, our vendors or a majority of our customers could impair our ability to effectively provide our services and may have a significant impact on our revenues, expenses and financial condition.
We currently store most of our customer data at our two technology centers located in Silicon Valley near known earthquake fault zones. Damage or destruction of one or both of these technology centers or a disruption of our data storage processes resulting from sustained process abnormalities, human error, acts of terrorism, violence, war or a natural disaster, such as fire, earthquake or flood, could have a material adverse effect on the markets in which we operate, our business operations, our expectations and other forward-looking statements contained in this prospectus supplement. In addition, such damage or destruction on a national scale resulting in a general economic downturn could adversely affect our results of operations and financial condition. We store and maintain critical customer data on computer servers at our technology centers that our customers access remotely through the internet and/or directly through telecommunications lines. If our back-up power generators fail during any power outage, if our telecommunications lines are severed or those lines on the internet are impaired for any reason, our remote access customers would be unable to access their critical data, causing an interruption in their operations. In such event, our remote access customers and their customers could seek to hold us responsible for any losses. We may also potentially lose these customers and our reputation could be harmed. In addition, such damage or destruction, particularly those that directly impact our technology centers or our vendors or customers could have an impact on our sales, supply chain, production capability, costs, and our ability to provide services to our customers.
Although we currently maintain general property damage insurance, we do not maintain insurance for loss from earthquakes, acts of terrorism or war. If we incur losses from uninsured events, we could incur significant expenses which would adversely affect our results of operations and financial condition.

If we lose key personnel or qualified technical staff, our ability to manage the day-to-day aspects of our business will be adversely affected.
We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. Our operations and prospects depend in large part on the performance of our senior management team and the managers of our principal operating divisions. The loss of the services of one or more members of our senior management team, in particular, Mr. Chandramohan, our Chief Executive Officer, and Mr. Suriyakumar, our President and Chief Operating Officer, could disrupt our business and impede our ability to execute our business strategy. Because our executive and divisional management team has on average more than 20 years of experience within the reprographics industry, it would be difficult to replace them.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our business could be harmed and current and potential stockholders could lose confidence in our company, which could cause our stock price to fall.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2006 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our business or investors’ confidence in our company, and could cause our stock price to fall.
Risks related to our common stock
The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the common stock issuable when you want or at prices you find attractive.
The price of shares of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and depressed prices of our common stock. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	general domestic and international economic conditions;

•	developments generally affecting the architectural, engineering and construction industry;

•	quarterly variations in our or our competitors’ results of operations;

•	the announcement and introduction of new products or product enhancements by us or our competitors;

•	announcement by third parties of significant claims or proceedings against us;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors; and

•	future sales of our equity or equity-linked securities.
General market fluctuations, industry factors and general economic and geopolitical conditions and events, such as economic slowdowns or recessions, consumer confidence in the economy, terrorist attacks and ongoing military conflicts, also could cause our stock price to decrease. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations also may adversely affect the market price of our common stock.
If securities or industry analysts cease publishing research or reports about our business or publish negative research, or our results are below analysts’ estimates, our stock price and trading volume could decline.
The trading market of our common stock depends on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regulatory publish reports on us, we could lose visibility in the financial markets, which in turn could cause or stock price or trading volume to decline.
Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter an unsolicited third party acquisition offer, which may adversely affect the marketability and market price of our common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and in Delaware corporate law will make it difficult for stockholders to change the composition of our board of directors, which consequently will make it difficult to change the composition of management. In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our board of directors can issue preferred stock without stockholder approval of the terms of such stock.
Our amended and restated certificate of incorporation authorizes our board of directors, without stockholder approval, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights, and the number of shares constituting any series or the designation of a series. Our board of directors will be able to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are outstanding and we have no present plan to issue any shares of preferred stock.
Shares available for public sale after this offering could decrease the market price of our stock.
Sales of shares of our common stock in the public market following this offering, or the perception that sales may occur, could depress the market price of our common stock. As of March 1, 2006, we had 44,625,815 shares of common stock outstanding, all of which will be available for resale after this offering. The number of shares of common stock available for sale in the public market is temporarily limited under lock-up agreements covering 19,452,264 (assuming no exercise of the underwriters’ over-allotment option) shares that our directors, executive officers, the selling stockholders and certain other stockholders have entered into with the underwriters. Those lock-up agreements restrict these persons from disposing of or hedging their shares or securities convertible into or exchangeable for their shares until 90 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. However, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. may release all or any portion of the shares from the restrictions of the lock-up agreements. Upon expiration of the lock-up period described above, and subject to the provisions of Rule 144, all of our shares will be available for sale in the public market.
Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote and be dilutive to earnings.
Our board of directors has the authority, without action or vote of our stockholders, except as required by the NYSE, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options. Issuance of common stock would reduce your influence over matters on which our stockholders vote and could be dilutive to earnings.
Because a limited number of stockholders control a significant portion of the voting power of our common stock, investors in this offering may not be able to determine the outcome of stockholder votes.
Following this offering, our executive officers, directors, Code Hennessy & Simmons IV LP, and their affiliated entities will control approximately 43.4% of the voting power of our common stock, or approximately 41.3% if the underwriters’ over-allotment option is exercised in full. So long as these stockholders continue to hold, directly or indirectly, shares of common stock representing such a substantial portion of the voting power of our common stock, they will be able to influence significantly the election of all of the members of our board of directors who will determine our strategic plans and financing decisions and appoint senior management. These stockholders will also be able to determine to a substantial degree the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions, and other transactions resulting in a change in control of our company. These stockholders do not have any obligation to us to either retain or dispose of our common stock. They may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to other holders of our common stock or adversely affect us or other investors, including investors in this offering.
A portion of the proceeds of this offering will be used to benefit our affiliates.
Our affiliates including Code, Hennessy & Simmons III, L.P. and certain directors and executive officers, will directly or indirectly receive net proceeds from the sale in this offering of shares of common stock owned by them. For a discussion of selling stockholders, see “Selling stockholders” on page S-65.

Forward-looking statements
Some statements and disclosures in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.
There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus supplement and accompanying prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus supplement and accompanying prospectus are set forth in, or incorporated by reference into, this prospectus supplement and accompanying prospectus, including the factors described in the section entitled “Risk factors” in this prospectus supplement. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	general economic conditions and a downturn in the architectural, engineering and construction industry;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our product and service innovations;

•	the inability to charge for our value-added services to offset potential declines in print volumes;

•	adverse developments affecting the state of California, including general and local economic conditions, macroeconomic trends, and natural disasters;

•	our inability to successfully identify potential acquisitions, manage our acquisitions or open new branches;

•	our inability to successfully monitor and manage the business operations of our subsidiaries and uncertainty regarding the effectiveness of financial and management policies and procedures we established to improve accounting controls;

•	adverse developments concerning our relationships with certain key vendors;

•	our inability to adequately protect our intellectual property and litigation regarding intellectual property;

•	acts of terrorism, violence, war, natural disaster or other circumstances that cause damage or disruption to us, our facilities, our technology centers, our vendors or our customers;

•	the loss of key personnel or qualified technical staff;

•	the potential write-down of goodwill or other intangible assets we have recorded in connection with our acquisitions;

•	the availability of cash to operate and expand our business as planned and to service our debt;

•	the increased expenses and administrative workload associated with being a public company;

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud; and

•	potential environmental liabilities.
All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and accompanying prospectus might not occur.
See the section entitled “Risk factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus supplement and accompanying prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Use of proceeds
We will not receive any of the proceeds from the sale of shares by the selling stockholders or upon any exercise of the underwriters’ over-allotment option.
Under the terms of our investor rights agreement with the selling stockholders, other than OCB Reprographics, Inc., or OCB, and Rahul Roy, we are bearing all of the expenses of registration of this offering, except that the selling stockholders will pay their pro rata share of underwriting discounts and commissions and the fees and expenses of legal counsel for the selling stockholders if more than one counsel. OCB and Rahul Roy each will bear its or his pro rata share of such offering expenses.
Price range of common stock
Our common stock has been traded on the New York Stock Exchange under the symbol “ARP” since February 4, 2005, when it was first listed in connection with our initial public offering. Prior to that time there was no public market for our stock. The following table lists quarterly information on the price range of our common stock based on the high and low reported sales prices for our common stock as reported by the New York Stock Exchange for the periods indicated below.

	High	Low

Year ended December 31, 2005:
First quarter (from February 4, 2005)	$15.64	$13.00
Second quarter	$16.20	$13.42
Third quarter	$18.29	$15.85
Fourth quarter	$25.95	$16.55
Year ended December 31, 2006:
First quarter	$35.80	$24.98
Second quarter (through April 5, 2006)	$37.30	$34.59

The last reported sales price of our common stock on the New York Stock Exchange was $34.75 per share on April 5, 2006. There were 36 holders of record of our common stock as of March 1, 2006.
Dividend policy
We have never declared or paid cash dividends on our common equity. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of December 31, 2005:

•	on an actual basis; and

•	on an “as adjusted” basis to reflect the payment of the expenses of this offering.
This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus supplement.

As of December 31, 2005
(In thousands)	Actual	As adjusted

Cash and cash equivalents	$22,643	$22,193

Long-term debt, excluding current maturities:
Existing senior secured credit facilities(1)	$227,723	$227,723
Capital leases	17,442	17,442
Seller notes from acquisitions(2)	8,206	8,206

Total long-term debt	253,371	253,371

Total equity / deficit:
Common stock, par value $0.001 per share— 150,000,000 shares authorized; 44,598,815 issued and outstanding	44	44
Preferred stock, par value $0.001 per share— 25,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in-capital	56,825	56,825
Deferred stock-based compensation	(1,903)	(1,903)
Accumulated equity:
Accumulated earnings from inception, less distributions to members / stockholders(3)	58,561	58,111
Accumulated other comprehensive income	42	42

Total equity	113,569	113,119

Total capitalization	$366,940	$366,490

(1) At December 31, 2005, our senior secured credit facilities consisted of a $281 million term loan facility, of which $230 million was outstanding at December 31, 2005, and a $30 million revolving credit facility, $5 million of which was outstanding at December 31, 2005.
(2) The seller notes were issued in connection with certain acquisitions, with interest rates ranging between 5% and 8% and maturities between 2006 and 2010.
(3) Accumulated earnings from inception includes the income tax effects of the corporate conversion which resulted in an income tax benefit of $27.7 million.

Selected historical financial data
The selected historical financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 2001, 2002, 2003, and 2004 and the audited financial statements of American Reprographics Company for the fiscal year ended December 31, 2005. The selected historical financial data set forth below does not purport to represent what our financial position or results of operations might be for any future period or date. The financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited financial statements included elsewhere in this prospectus supplement.

Fiscal year ended December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Statement of operations data:
Reprographics services	$338,124	$324,402	$315,995	$333,305	$369,123
Facilities management	39,875	52,290	59,311	72,360	83,125
Equipment and supplies sales	42,702	42,232	40,654	38,199	41,956

Total net sales	420,701	418,924	415,960	443,864	494,204
Cost of sales	243,710	247,778	252,028	263,787	289,580

Gross profit	176,991	171,146	163,932	180,077	204,624
Selling, general and administrative expenses	104,004	103,305	101,252	105,780	112,679
Provision for sales tax dispute settlement	—	—	—	1,389	—
Amortization of intangibles	5,801	1,498	1,709	1,695	2,120
Write-off of intangible assets	3,438	—	—	—	—

Income from operations	63,748	66,343	60,971	71,213	89,825
Other income	304	541	1,024	420	381
Interest expense	(47,530)	(39,917)	(39,390)	(33,565)	(26,722)
Loss on early extinguishment of debt	—	—	(14,921)	—	(9,334)

Income before income tax provision (benefit)	16,522	26,967	7,684	38,068	54,140
Income tax provision (benefit)	5,787	6,267	4,131	8,520	(6,336)

Net income	10,735	20,700	3,553	29,548	60,476
Dividends and amortization of discount on preferred equity	(3,107)	(3,291)	(1,730)	—	—

Net income attributable to common member / stockholders	$7,628	$17,409	$1,823	$29,548	$60,476

Fiscal year ended December 31,	2001	2002	2003	2004	2005

Earnings per share:
Basic	$0.21	$0.48	$0.05	$0.83	$1.43
Diluted	$0.21	$0.47	$0.05	$0.79	$1.40
Weighted average common units / shares outstanding:
Basic	36,628,801	36,406,220	35,480,289	35,493,136	42,264,001
Diluted	36,757,814	36,723,031	37,298,349	37,464,123	43,178,001

Fiscal year ended December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Other financial data:
Depreciation and amortization(2)	$25,442	$19,178	$19,937	$18,730	$19,165
Capital expenditures, net	8,659	5,209	4,992	5,898	5,237
Interest expense	47,530	39,917	39,390	33,565	26,722

As of December 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Balance sheet data:
Cash and cash equivalents	$29,110	$24,995	$17,315	$13,826	$22,643
Total assets	372,583	395,128	374,716	377,334	442,362
Long term obligations and mandatorily redeemable preferred and common units / stock(3)(4)	371,515	378,102	360,008	338,371	253,371
Total members’ / stockholders’ equity (deficit)	(78,955)	(61,082)	(60,015)	(35,009)	113,569
Working capital	24,338	24,371	16,809	22,387	35,797

(1) The company was reorganized from a California limited liability company to a Delaware corporation immediately prior to the consummation of our initial public offering on February 9, 2005. As a result of that reorganization, a deferred tax benefit of $27,701 was booked concurrent with the consummation of the IPO.
(2) Depreciation and amortization includes a write-off of intangible assets of $3.4 million for the year ended December 31, 2001.
(3) In July 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.8 million as of December 31, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.
(4) Redeemable common stock amounted to $8.1 million at December 31, 2001.

Management’s discussion and analysis
of financial condition and results of operations
The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus supplement. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Forward-looking statements” and “Risk factors.”
Executive summary
American Reprographics Company is the leading reprographics company in the United States. We provide business-to-business document management services to the architectural, engineering and construction industry, or AEC industry, through a nationwide network of independently branded service centers. The majority of our customers know us as a local reprographics provider, usually with a local brand and a long history in the community. We also serve a variety of clients and businesses outside the AEC industry in need of sophisticated document management services.
Our services apply to time-sensitive and graphic-intensive documents, and fall into four primary categories:

•	document management;

•	document distribution and logistics;

•	print-on-demand; and

•	on-site services, frequently referred to as facilities management, or FMs (any combination of the above services supplied at a customer’s location).
We deliver these services through our specialized technology, more than 775 sales and customer service employees interacting with our customers every day, and more than 2,500 on-site services facilities at our customers’ locations. All of our local service centers are connected by a digital infrastructure, allowing us to deliver services, products, and value to approximately 73,000 companies throughout the country.
Our divisions operate under local brand names. Each brand name typically represents a business or group of businesses that has been acquired in our 17-year history. We coordinate these operating divisions and consolidate their service offerings for large regional or national customers through a corporate-controlled “Premier Accounts” division.
A significant component of our growth has come from acquisitions. In 2005, we acquired 14 businesses for $32.1 million. We acquired six businesses in 2004 for $3.7 million, and five in 2003 for $870,000. Each acquisition was accounted for using the purchase method, and as such, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. All acquisition amounts include acquisition-related costs.
As part of our growth strategy, in 2003 we began opening and operating branch service centers, which we view as a relatively low cost, rapid form of market expansion. Our branch openings require modest capital expenditures and are expected to generate operating profit within 12 months from opening. We opened 19 new branches in key markets in 2005 and expect to open an additional 15 branches by the end of 2006. To date, we believe that each branch that has been open at least 12 months has generated operating profit.

In the following pages, we offer descriptions of how we manage and measure financial performance throughout the company. Our comments in this prospectus supplement represent our best estimates of current business trends and future trends that we think may affect our business. Actual results, however, may differ from what is presented here.
Evaluating our Performance. We measure our success in delivering value to our shareholders by:

•	creating consistent, profitable growth;

•	maintaining our industry leadership as measured by our geographical footprint, market share and revenue generation;

•	continuing to develop and invest in our products, services, and technology to meet the changing needs of our customers;

•	maintaining the lowest cost structure in the industry; and

•	maintaining a flexible capital structure that provides for both responsible debt service and pursuit of acquisitions and other high-return investments.
Primary Financial Measures. We use net sales, costs and expenses and operating cash flow to operate and assess the performance of our business.
Net Sales. Net sales represent total sales less returns, discounts and allowances. These sales consist of document management services, document distribution and logistics services, print-on-demand services, reprographics equipment, and reprographics equipment and supplies sales. We generate sales by individual orders through commissioned sales personnel and, in some cases, through national contracts.
The distinctions in our reportable revenue categories are based primarily on the similarities in their gross margins and other economic similarities. They are categorized as reprographic services, facilities management, and equipment and supplies. Our current service segmentation is likely to change in the future if our digital services revenue commands a greater and more distinctive role in our service mix. Digital services now comprise less than five percent of our overall revenue. We believe digital services will likely exceed 10% of our revenue mix by the end of 2007.
Software licenses and membership fees are derived over the term of the license or the membership agreement. Licensed technology includes PlanWell online planrooms, PlanWell Electronic Work Order (EWO), PlanWell BidCaster and MetaPrint. Revenues from these agreements are separate from digital services. Digital services include digital document management tasks, scanning and archiving digital documents, posting documents to the web and other related work performed on a computer. Software licenses, membership fees and digital services are categorized and reported as a part of “Reprographics services”.
Revenue from reprographics services is produced from document management, document distribution and logistics, and print-on-demand services, including the use of PlanWell by our customers. These services are typically invoiced to a customer as part of a combined per-square foot printing cost and, as such, it is impractical to allocate revenue levels for each item separately. We include revenues for these services under the caption “Reprographics services”.
On-site services, or facilities management, revenues are generated from providing reprographics services in our customers’ locations using machines that we own or lease. Generally, this revenue is derived from a single cost per square foot of printed material, similar to our reprographics services.

Revenue from equipment and supplies is derived from the resale of such items to our customers. We do not manufacture such items but rather purchase them from our vendors at wholesale costs.
In 2005, our reprographics services represented 74.7% of net sales, facilities management 16.8%, and sales of reprographics equipment and supplies 8.5%. Of the 74.7% of reprographics services, 4.9% was derived from digital services revenue. Software licenses, including PlanWell, and PEiR memberships have not, to date, contributed significant revenue. While we achieve modest cost recovery through membership, licensing and maintenance fees charged by the PEiR Group, we measure success in this area primarily by the adoption rate of our programs and products.
We identify reportable segments based on how management internally evaluates financial information, business activities and management responsibility. On that basis, we operate in a single reportable business segment.
While large orders involving thousands of documents and hundreds of recipients are common, the bulk of our customer orders consist of organizing, printing or distributing less than 200 drawings at a time. Such “short-run” orders are usually recurring, despite their tendency to arrive with no advance notice and a short turnaround requirement. Since we do not operate with a backlog, it is difficult to predict the number, size and profitability of reprographics work that we expect to undertake more than a few weeks in advance.
Costs and Expenses. Our cost of sales consists primarily of paper, toner and other consumables, labor, and expenses for facilities and equipment. Facilities and equipment expenses include maintenance, repairs, rents, insurance, and depreciation. Paper is the largest component of our material cost. However, paper pricing typically does not affect our operating margins because changes are generally passed on to our customers. We closely monitor material cost as a percentage of net sales to measure volume and waste. We also track labor utilization, or net sales per employee, to measure productivity and determine staffing levels.
We maintain low levels of inventory and other working capital. Capital expenditure requirements are also low; most facilities and equipment are leased, with overall cash capital spending averaging approximately 1.1% of annual net sales over the last three years. Since we typically lease our reprographics equipment for a three to five year term, we are able to upgrade equipment in response to rapid changes in technology.
Technology development costs consist mainly of the salaries, leased building space, and computer equipment that comprise our data storage and development centers in Silicon Valley, California and Calcutta, India.
Our selling expenses generally include salaries and commissions paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include salaries and benefits paid to support personnel at our reprographics businesses and our corporate staff, as well as office rent, utilities, insurance, communications expenses, and various professional services.
Operating Cash. Operating Cash or “Cash Flow from Operations” includes net income less common expenditures requiring cash and is used as a measure to control working capital.
Other Common Financial Measures. We also use a variety of other common financial measures as indicators of our performance, including:

•	Net income and earnings per share;
•	EBIT;

•	EBITDA;
•	Revenue per geographical region;
•	Material costs as a percentage of net sales; and
•	Days Sales Outstanding / Days Sales Inventory / Days Accounts Payable.

In addition to using these financial measures at the corporate level, we monitor some of them daily and location-by-location through use of our proprietary company intranet and reporting tools. Our corporate operations staff also conducts a monthly variance analysis on the income statement, balance sheet, and cash flow statement of each operating division.
Not all of these financial measurements are represented directly on the Company’s consolidated financial statements, but meaningful discussions of each are part of our quarterly disclosures and presentations to the investment community.
Measuring revenue by other means. We also measure revenue generation by geographic region to manage the performance of our local and regional business units. This offers us operational insights into the effectiveness of our sales and marketing efforts and alerts us to significant business trends.
We estimate approximately 80% of our net sales come from the AEC market, while 20% come from non-AEC sources. We believe this mix is optimal because it offers us the advantages of diversification without diminishing our focus on our core competencies.
Our six geographic operating regions are:

•	East Coast—includes New England and the Mid-Atlantic states;

•	Midwest—includes Canadian operations as well as commonly considered Midwestern states;

•	Southern—our broadest region, spans Florida to Texas and north into Las Vegas;

•	Southern California—with the Monterey Bay area as an approximate dividing line;

•	Northern California—includes Silicon Valley, the San Francisco Bay Area and the greater Sacramento / Central Valley area; and

•	Pacific Northwest—includes Oregon and Washington.

Midwest
Pacific Northwest
Northern California
Southern California
East Coast
Southern

Acquisitions. Our disciplined approach to complementary acquisitions has led us to acquire reprographics businesses that fit our profile for performance potential and meet strategic criteria for gaining market share. In most cases, performance of newly acquired businesses improves almost immediately due to the application of financial best practices, significantly greater purchasing power, and productivity-enhancing technology.
According to the International Reprographics Association, or IRgA, the reprographics industry is highly fragmented and comprised primarily of small businesses of less than $5 million in annual sales. Our own experience in acquiring reprographics businesses over the past ten years reflects this estimate. Although none of the individual acquisitions we made in the past three years are material to our overall business, each was strategic from a marketing and regional market share point of view.
When we acquire businesses, our management typically uses the previous year’s sales figures as an informal basis for estimating future revenues for our company. We do not use this approach for formal accounting or reporting purposes but as an internal benchmark with which to measure the future effect of operating synergies, best practices and sound financial management on the acquired entity.
We also use previous year’s sales figures to assist us in determining how the company will be integrated into the overall management structure of our company. We categorize newly acquired businesses in one of two ways:

•	Standalone Acquisitions. Post-acquisition, these businesses maintain their existing local brand and act as strategic platforms for the company to acquire market share in and around the specific geographical locations.

•	Branch / Fold-in Acquisitions. These are equivalent to our opening a new or “greenfield” branch. They support an outlying portion of a larger market and rely on a larger centralized production facility nearby for strategic management, load balancing, for providing specialized services, and for administrative and other “back office” support. We maintain the staff and equipment of these businesses to a minimum to serve a small market or a single large customer, or we may physically integrate (“fold-in”) staff and equipment into a larger nearby production facility.

New acquisitions frequently carry a significant amount of goodwill in their purchase price, even in the case of a low purchase multiple. This goodwill typically represents the purchase price of an acquired business less tangible assets and identified intangible assets. We test our goodwill components annually for impairment on September 30. The methodology for such testing is detailed further on page S-47 of this prospectus supplement.
Recent Developments. On February 9, 2005, we completed our initial public offering of common stock consisting of 13,350,000 shares at $13.00 per share. Of these shares, 7,666,667 were newly issued shares sold by us and 5,683,333 were outstanding shares sold by stockholders. On March 2, 2005, an additional 1,685,300 shares were sold by certain stockholders pursuant to the underwriters’ exercise of their over-allotment option. As required by the Holdings operating agreement, we repurchased all preferred equity of Holdings upon closing the initial public offering with $28.3 million of the net proceeds from the initial public offering.
On February 9, 2005, we used a portion of the proceeds from our initial public offering to repay $50.7 million of our then outstanding $225 million senior second priority secured term loan facility and $9.0 million of our $100 million senior first priority secured term loan facility. On February 9, 2005, we also made a cash distribution of $8.2 million to certain members of Holdings in accordance with the Holdings operating agreement. See Note 11 to our consolidated financial statements for further details.
In December 2005, we refinanced our second lien credit facility with additional borrowings under the first lien credit facility upon the reduction of significant pre-payment penalties associated with the second lien credit facility. We believe the new credit structure will save approximately $8 million annually under the new interest rate and current outstanding balance. We increased our first lien credit facility to pay off in full the borrowings under the original second lien credit facility. In connection with the transaction, we incurred prepayment penalties of approximately $4 million. In addition, we wrote off the remaining unamortized deferred financing costs of approximately $5.3 million. We have recorded $9.3 million of loss on early extinguishment of debt in our consolidated statement of operations.
Subsequent to December 31, 2005, we completed the acquisition of two reprographics companies in the United States for a total purchase price of $11 million.
Economic Factors Affecting Financial Performance. We estimate that sales to the AEC market accounted for 80% of our net sales for the year ended December 31, 2005, with the remaining 20% consisting of sales to non-AEC markets (based on our review of the top 30% of our customers, and designating customers as either AEC or non-AEC based on their primary use of our services). As a result, our operating results and financial condition can be significantly affected by economic factors that influence the AEC industry, such as non-residential construction spending, GDP growth, interest rates, employment rates, office vacancy rates, and government expenditures. Similar to the AEC industry, the reprographics industry typically lags a recovery in the broader economy.

Non-GAAP Measures
EBIT and EBITDA and related ratios presented in this prospectus supplement are supplemental measures of our performance that are not required by or presented in accordance with GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity.
EBIT represents net income before interest and taxes. EBITDA represents net income before interest, taxes, depreciation and amortization. EBIT margin is a non-GAAP measure calculated by subtracting depreciation and amortization from EBITDA and dividing the result by net sales. EBITDA margin is a non-GAAP measure calculated by dividing EBITDA by net sales.
We present EBIT and EBITDA and related ratios because we consider them important supplemental measures of our performance and liquidity. We believe investors may also find these measures meaningful, given how our management makes use of them. The following is a discussion of our use of these measures.
We use EBIT to measure and compare the performance of our divisions. We operate our divisions as separate business units but manage debt and taxation at the corporate level. As a result, EBIT is the best measure of divisional profitability and the most useful metric by which to measure and compare the performance of our divisions. We also use EBIT to measure performance for determining division-level compensation and use EBITDA to measure performance for determining consolidated-level compensation. We also use EBITDA as a metric to manage cash flow from our divisions to the corporate level and to determine the financial health of each division. As noted above, because our divisions do not incur interest or income tax expense, the cash flow from each division should be equal to the corresponding EBITDA of each division, assuming no other changes to a division’s balance sheet. As a result, we reconcile EBITDA to cash flow monthly as one of our key internal controls. We also use EBIT and EBITDA to evaluate potential acquisitions and to evaluate whether to incur capital expenditures.
EBIT and EBITDA and related ratios have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•	They do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	They do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, EBIT and EBITDA and related ratios should not be considered as measures of discretionary cash available to us to invest in business growth or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT and EBITDA only as supplements. For more information, see our consolidated financial statements and related notes elsewhere in this prospectus supplement.
The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA, and net income.

Fiscal year ended December 31,
(dollars in thousands)	2003	2004	2005

Cash flows provided by operating activities	$48,237	$60,858	$56,648
Changes in operating assets and liabilities	(1,102)	(3,830)	8,859
Non-cash expenses, including depreciation and amortization	(43,582)	(27,480)	(5,031)
Income tax provision (benefit)	4,131	8,520	(6,336)
Interest expense	39,390	33,565	26,722
Loss on early extinguishment of debt	14,921	—	9,344

EBIT	61,995	71,633	90,206
Depreciation and amortization	19,937	18,730	19,165

EBITDA	81,932	90,363	109,371
Interest expense	(39,390)	(33,565)	(26,722)
Loss on early extinguishment of debt	(14,921)	—	(9,344)
Income tax (provision) benefit	(4,131)	(8,520)	6,336
Depreciation and amortization	(19,937)	(18,730)	(19,165)
Dividends and amortization of discount on preferred equity	(1,730)	—	—

Net income	$1,823	$29,548	$60,476

The following is a reconciliation of net income to EBITDA:

Fiscal year ended December 31,
(dollars in thousands)	2003	2004	2005

Net income	$1,823	$29,548	$60,476
Dividends and amortization of discount on preferred equity	1,730	—	—
Interest expense, net	39,390	33,565	26,722
Loss on early extinguishment of debt	14,921	—	9,344
Income tax provision (benefit)	4,131	8,520	(6,336)
Depreciation and amortization	19,937	18,730	19,165

EBITDA	$81,932	$90,363	$109,371

The following is a reconciliation of our net income margin to EBIT margin and EBITDA margin:

As a percentage of net sales for fiscal year ended December 31,	2003	2004	2005

Net income margin	0.9%	6.7%	12.2%
Interest expense, net	9.5	7.6	5.4
Income tax provision (benefit)	1.0	1.9	(1.3)
Loss on early extinguishment of debt	3.6	—	1.9

EBIT margin	14.9	16.2	18.2
Depreciation and amortization	4.8	4.2	3.9

EBITDA margin	19.7%	20.4%	22.1%

Results of operations
The following table provides information on the percentages of certain items of selected financial data compared to net sales for the periods indicated:

As a percentage of net sales for fiscal year ended December 31,	2003	2004	2005

Net sales	100.0%	100.0%	100.0%
Cost of sales	60.6	59.4	58.6

Gross profit	39.4	40.6	41.4
Selling, general and administrative expenses	24.3	23.8	22.8
Provision for sales tax dispute settlement	—	0.3	—
Amortization of intangibles	0.4	0.4	0.4

Income from operations	14.7	16.1	18.2
Other income	0.2	0.1	0.1
Interest expense, net	(9.5)	(7.6)	(5.4)
Loss on early extinguishment of debt	(3.6)	—	(1.9)

Income before income tax provision	1.8	8.6	11.0
Income tax (provision) benefit	(1.0)	(1.9)	1.2

Net income	0.8%	6.7%	12.2%

Year ended December 31, 2005 compared to year ended December 31, 2004

			Increase (decrease)
Year ended December 31,
(in millions)	2004	2005	(In dollars)	(Percent)

Reprographics services	$333.3	$369.1	$35.8	10.7%
Facilities management	72.4	83.1	10.7	14.8
Equipment and supplies sales	38.2	42.0	3.8	10.0

Total net sales	$443.9	$494.2	$50.3	11.3
Gross profit	180.1	204.6	24.5	13.6
Selling, general and administrative expenses	105.8	112.7	6.9	6.5
Provision for sales tax liability	1.4	—	(1.4)	n/a
Amortization of intangibles	1.7	2.1	0.4	23.5
Interest expense, net	33.6	26.7	(6.9)	(20.5)
Income taxes provision (benefit)	8.5	(6.3)	(14.8)	(174.1)
Net income	29.5	60.5	31.0	105.1
EBITDA	$90.4	$109.4	$19.0	21.0%

Net sales
Reprographics services. Net sales increased in 2005 compared to 2004 from increased construction spending throughout the U.S. and the expansion of our market share through branch openings and acquisitions. Data from FMI, a well-respected management consultancy for the construction industry, show non-residential construction increasing by a minimum of 5% in each of the U.S. Census districts between 2005 and 2008, with some districts reporting 8% and 9% increases. Residential construction was also robust, showing increases in every district with some by as much as 10%. We acquired 14 business at various times throughout the year, each with a primary focus on reprographics services. These acquired businesses added sales from their book of business to our own, but in some cases, also allowed us to aggregate regional work from larger clients. Regional managers reported continued strength in large-format printing sales. Several regions also saw significant increases in large and small-format color sales as our AEC customers began to market new projects in view of the improving economy. The hurricane season of 2005 depressed sales in the affected region, with New Orleans operations reporting monthly revenues at 70% of 2004 averages for the same period. Company-wide, pricing remained at similar levels to 2004, indicating that revenue increases were due primarily to volume.
Facilities management. The increase in on-site or facilities management services continued to post solid dollar volume and year-over-year percentage gains. This revenue is derived from a single cost per square foot of printed material, similar to our “Reprographics Services” revenue. As convenience and speed continue to characterize our customers’ needs, and as printing equipment continues to become smaller and more affordable, the trend of placing equipment (and sometimes staff) in an architectural studio or construction company office remains strong as evidenced by the eight-year compounded annual growth rate of 30% in new on-site services contracts. By placing such equipment on-site and billing on a per use and per project basis, the invoice continues to be issued by us, just as if the work were produced in one of our centralized production facilities. The resulting benefit is the convenience of on-site production with a pass-through or reimbursable cost of business that many customers continue to find attractive. The highly renewable nature of most on-site service contracts leads us to believe that this source of revenue will continue to increase in the near term.
Equipment and supplies sales. From 2001 through 2004, our equipment and supplies sales declined or were generally flat. In 2005, we experienced a 10% increase as compared to 2004 revenue for this service line. During the past four years, our facilities management sales efforts made steady progress against the outright sale of equipment and supplies by converting such sales contracts to on-site service agreements. Two acquisitions in the Midwest in 2005 and one late in 2004 contributed to reversing this trend, as each possessed a strong equipment and supply business unit. Trends in smaller, less expensive and more convenient printing equipment are gaining popularity with customers who want the convenience of in-house production, but have no compelling reimbursable invoice volume to offset the cost of placing the equipment. In the future, we expect this market to grow and intend to target this type of customer through increased marketing and sales efforts.
Gross profit
Gross profit in 2005 was $204.6 million compared to $180.1 million in 2004. This 13.6% increase in gross profit was the result of increased revenues of 11.3% coupled with the fixed cost nature of some of our cost of good sold expenses, such as machine cost and facility rent. Gross margins increased from 40.6% in 2004 to 41.4% in 2005 due to increased revenue and the fixed cost nature of some of our cost of goods sold expenses. These increases were partially offset by lower gross margins due to acquisition activity and new branch openings that tend to depress gross margins temporarily.
Facilities management revenues are a significant component of our gross margins. We believe that this service segment will continue to be our strongest margin producer in the foreseeable future. Customers continue to view on-site services and digital equipment as a premium “convenience” offering, and we believe the market for this service will continue to expand. We believe that more customers will adopt these services as the equipment continues to become smaller and more affordable.
While material costs as a percentage of net sales remained flat from 2004 to 2005, our increased purchasing power as a result of our expanding geographical footprint continues to keep our material cost and purchasing costs low by industry standards. Production labor cost as a percentage of net sales increased from 22.8% in 2004 to 23.2% in 2005 due to the increased cost associated with higher-priced, technologically-equipped employees whose skills are necessary to serve our customers, and continuing increases in employee health benefit costs. Production overhead as a percentage of revenue decreased from 18.0% in 2004 to 16.8% in 2005 due to the fixed cost nature of the expense coupled with the net sales increase.
Selling, general and administrative expenses
In 2005, selling, general and administrative expenses increased by $6.9 million or 6.5% over 2004. The increase is attributable to the increase in our sales volume during the same period. Expenses rose primarily due to increases in sales commissions, incentive payments and bonus accruals that accompany sales growth. As a percentage of net sales, selling, general and administrative expenses declined by 1.0% in 2005 as compared to 2004 as a result of continued regional consolidation of accounting and finance functions, and a maturing regional management structure. Our regional management structure, instituted in 2003, continues to bear positive results in the dissemination of best business practices, better administrative controls, and greater consolidation of common regional resources. Our general and administrative expenses included management fees of $858,000 in 2003, $835,000 in 2004 and $217,000 in 2005 paid to CHS Management IV LP, in accordance with a management agreement entered into as part of our recapitalization in 2000. These management fees ceased after our initial public offering in February 2005. We expect that our selling, general and administrative expenses will increase in absolute dollars due to increased legal and accounting fees as a public company, including costs associated with evaluating and enhancing our internal controls over financial reporting.
Amortization of intangibles
Amortization of intangibles increased 25.1% in 2005 compared to 2004 primarily due to an increase in identified intangible assets such as customer relationships, trade names and not-to-compete covenants in association with acquired businesses.
Interest expense, net
Net interest expense declined to $26.7 million in 2005 compared with $33.6 million in 2004, a decrease of 20.5% year-over-year. The decrease was due primarily to the use of $88.0 million in net proceeds from our February 2005 initial public offering to repay debt.
Income taxes
Our effective income tax rate increased from 22% to 39%, not including our one-time benefit as a result of our reorganization in February 2005. The increase is due to our entire company being subject to corporate income taxation in 2005 as compared to 2004 in which a substantial portion of our business was operated within a limited liability company and treated as a partnership for income tax purposes. The members of Holdings paid income tax on their respective share of Holdings’ income.
Net income
Net income increased to $60.5 million in 2005 compared to $29.5 million in 2004 primarily due to increased sales as overall construction activity in the U.S. expanded in most regions, lower interest expense due to the reduction in our overall debt, and a one-time tax benefit due to our reorganization in February 2005.
EBITDA
Our EBITDA margin increased to 22.1% in 2005 compared to 20.4% in 2004 primarily due to higher revenues.

Year ended December 31, 2004 compared to year ended December 31, 2003

			Increase
Year ended December 31,
(In millions)	2003	2004	(In dollars)	(Percent)

Reprographics services	$316.1	$333.3	$17.2	5.4%
Facilities management	59.3	72.4	13.1	22.1
Equipment and supplies sales	40.6	38.2	(2.4)	(5.9)

Total net sales	$416.0	$443.9	$27.9	6.7
Gross profit	163.9	180.1	16.2	9.9
Selling, general and administrative expenses	101.3	105.8	4.5	4.4
Amortization of intangibles	1.7	1.7	—	—
Interest expense, net	39.4	33.6	(5.8)	(14.7)
Income taxes	4.1	8.5	4.4	107.3
Net income	3.6	29.5	25.9	719.4
EBITDA	$67.0	$90.4	$23.4	34.9%

Net sales
Net sales increased in 2004 compared to 2003 primarily due to the improvement in the U.S. economy, particularly in the Western United States, acquisition activity, the expansion of our revenue base through the opening of new branches, and by increasing our market share in certain markets. Prices during this period remained relatively stable, indicating that our revenue increases were primarily volume driven.
While revenue from reprographics services and facilities management increased, our revenue generated from sales of equipment and supplies sales decreased. This was due to the conversion of many equipment sales contracts into facilities management contracts. We believe that the recurring revenues from such facilities management contracts that span over several years should make our revenue profile more stable. This ability to convert our equipment sales contracts into facilities management contracts, coupled with the increased decentralized nature of the AEC industry, leads us to believe that facilities management revenue will continue to increase in the near term.
Gross profit
Our gross profit increased in 2004 compared to 2003 due primarily to the increase in our net sales coupled with the fixed cost nature of our leases for production equipment and facilities. The gross margin realized on our incremental sales increase during this period amounted to 57.9%. Our overall gross margin improved by approximately 1.2 percentage points to 40.6% in 2004 compared to 39.4% in 2003. We were able to reduce our material cost as a percentage of net sales from 16.1% in 2003 to 15.4% in 2004 due to a negotiated price reduction in the cost of material from one of our major vendors, coupled with better waste control procedures. Production labor cost as a percentage of net sales increased slightly from 21.6% in 2003 to 22.8% in 2004 due to the hiring of additional production labor in anticipation of continued revenue increases coupled with an increase in employee health benefits costs. Production overhead as a percentage of revenue decreased from 22.9% in 2003 to 21.3% in 2004 due to the fixed cost nature of the expense coupled with the net sales increase.

Selling, general and administrative expenses
Selling, general and administrative expenses increased in 2004 compared to 2003 primarily due to higher sales commissions related to increased sales and higher incentive bonus accruals during 2004 compared to 2003 related to improved operating results. As a percentage of net sales, selling, general and administrative expenses during 2003 and 2004 decreased from 24.3% to 23.8%, respectively, as higher sales in 2004 offset the increase in our sales force and increased selling and marketing activities during 2004 as we continued to pursue market share expansion. Our general and administrative expenses included management fees of $858,000 in 2003 and $835,000 in 2004 paid to CHS Management IV LP in accordance with a management agreement entered into as part of our recapitalization in 2000. These management fees ceased after our initial public offering.
Provision for sales tax dispute settlement
We recorded a $1.4 million provision for a sales tax dispute settlement in 2004 related to a dispute we are involved in with a state tax authority. The dispute involves unresolved sales tax issues which arose from such state tax authority’s audit findings from their sales tax audit of certain of our operating divisions for the period from October 1998 to September 2001. The unresolved issues relate to the application of sales taxes on certain discounts granted to our customers. For further information concerning the provision for sales tax dispute settlement, see “State sales tax” on page S-45.
Amortization of intangibles
Amortization of intangibles in 2004 remained flat compared to 2003.
Interest expense, net
Net interest expense decreased in 2004 compared to 2003 due to the refinancing of our debt in December 2003, which lowered our overall effective interest rate in 2004 by approximately two percentage points. Also, during 2004, we reduced our total debt obligations by approximately $36.5 million. Partially offsetting these interest expense reductions was the additional interest expense recognized with the adoption of FAS 150. FAS 150 required that we treat our redeemable preferred stock as debt from the effective date of July 1, 2003. As a result, we incurred six months of this interest expense during 2003 amounting to $1.8 million, compared to twelve months of interest expense amounting to $3.9 million during 2004.
During 2003, the interest benefit from our interest rate swap contracts was $4.0 million. The interest rate swap contracts expired in September 2003, and we entered into a new interest rate hedge in September 2003. This instrument is accounted for as a hedge, and fluctuations in its market value do not affect our income statement.
Income taxes
Income tax provision increased in 2004 compared to 2003 primarily due to higher pretax income at the consolidated corporations. Excluding the $14.9 million loss on early extinguishment of debt we recorded during 2003, our overall effective income tax rate for 2004 increased to 22.4%, compared to 18.3% in 2003.

Net income
Net income increased in 2004 compared to 2003 primarily related to increased sales resulting from the improvement in the U.S. economy, increased AEC activity, as well as reduced interest expense due to the refinancing of our debt in December 2003, which resulted in a $14.9 million loss on early extinguishment of debt during 2003.
EBITDA
Our EBITDA margin increased to 20.4% in 2004 compared to 19.7% in 2003 primarily due to higher revenues. For a reconciliation of EBITDA to pro forma net income, please see “—Non-GAAP measures” on page S-32.
Quarterly results of operations
The following table sets forth certain quarterly financial data for the eight quarters ended December 31, 2005. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in our opinion, reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,

(unaudited,
dollars in thousands)	2004					200	5

Reprographics services	$84,170	$87,237	$81,958	$79,938	$87,695	$94,708	$94,730	$91,990
Facilities management	16,529	17,954	19,254	18,624	19,172	21,076	21,577	21,300
Equipment and supplies sales	9,819	10,424	8,953	9,004	9,599	9,776	11,180	11,401

Total net sales	$110,518	$115,615	$110,165	$107,566	$116,466	$125,560	$127,487	$124,691
Quarterly sales as a % of annual sales	24.9%	26.1%	24.8%	24.2%	23.6%	25.4%	25.8%	25.2%
Gross profit	45,919	49,424	44,287	40,447	48,325	53,654	52,522	50,124
Income from operations	18,588	20,639	17,702	14,284	21,060	25,083	23,604	20,078
EBITDA	23,376	25,839	22,627	18,521	25,608	29,648	28,685	25,431
Net income	$8,438	$9,845	$7,191	$4,074	$35,563	$11,383	$10,518	$3,012

The following is a reconciliation of EBITDA to net income for each respective quarter.

	Quarter ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,

(unaudited,
dollars in thousands)	2004					200	5

EBITDA	$23,3760	$25,839	$22,627	$18,521	$25,608	$29,648	$28,685	$25,431
Interest expense	(8,125)	(8,405)	(8,559)	(8,476)	(8,324)	(6,194)	(6,131)	(6,074)
Loss on early extinguishment of debt	—	—	—	—	—	—	—	(9,344)
Income tax benefit (provision)	(2,299)	(2,682)	(1,959)	(1,580)	22,709	(7,612)	(7,018)	(1,743)
Depreciation and amortization	(4,514)	(4,907)	(4,918)	(4,391)	(4,430)	(4,459)	(5,018)	(5,258)

Net income	$8,438	$9,845	$7,191	$4,074	$35,563	$11,383	$10,518	$3,012

We believe that quarterly revenues and operating results may vary significantly in the future and that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, our quarterly operating results are typically affected by seasonal factors, primarily the number of working days in a quarter. Historically, our fourth quarter is the slowest, reflecting the slowdown in construction activity during the holiday season, and our second quarter is the strongest, reflecting the fewest holidays and best weather compared to other quarters.
Impact of inflation
Inflation has not had a significant effect on our operations. Price increases for raw materials such as paper typically have been, and we expect will continue to be, passed on to customers in the ordinary course of business.
Liquidity and capital resources
Our principal sources of cash have been operations and borrowings under our bank credit facilities or debt agreements. Our historical uses of cash have been for acquisitions of reprographics businesses, payment of principal and interest on outstanding debt obligations, capital expenditures and tax-related distributions to members of Holdings. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and notes thereto included elsewhere in this prospectus supplement.

Year ended December 31,
(dollars in thousands)	2003	2004	2005

Net cash provided by operating activities	$48,237	$60,858	$56,648
Net cash used in investing activities	(8,336)	(10,586)	(27,547)
Net cash used in financing activities	(47,581)	(53,761)	(20,284)

Operating activities
Net cash provided by operating activities for the year ended December 31, 2005 primarily related to net income of $60.5 million, depreciation and amortization of $19.1 million and non-cash interest expense of $8.7 million from the amortization of deferred financing costs. These factors were offset by the recording of $27.7 million in deferred tax benefits resulting from the reorganization of our company from an LLC to a corporation, the growth in accounts receivable of $4.0 million, primarily related to increased sales during 2005 and a decrease in accounts payable and accrued expenses of $6.1 million, primarily due to the timing of payments of interest on our bank debt coupled with timing of trade payables.
Net cash provided by operating activities for the year ended December 31, 2004, primarily related to net income of $29.5 million, depreciation and amortization of $18.7 million, non-cash interest expense of $4.6 million from the amortization of deferred financing costs and the accretion of yield on our mandatorily redeemable preferred members’ equity, and an increase in accounts payable and accrued expenses of $12.4 million, primarily due to the timing of payments on trade payables, incentive bonus accruals to be paid at year end, and the higher volume of business activity in 2004. These factors were offset by the growth in accounts receivables of $5.7 million, primarily related to increased sales during 2004, and by the $3.1 million increase in our prepaid expenses, primarily due to the $2.2 million of IPO-related costs incurred in 2004 that were recorded as prepaid expenses. Such IPO-related costs were offset against gross IPO proceeds upon the completion of our IPO in February 2005.

Net cash provided by operating activities for the year ended December 31, 2003, primarily related to net income of $3.6 million, depreciation and amortization of $19.9 million, non-cash interest expense of $12.4 million from the accretion of yield on Holdings’ notes and mandatorily redeemable preferred members’ equity, the amortization of deferred financing costs, the write-off of unamortized debt discount and deferred financing costs of $9.0 million as a result of our debt refinancing in December 2003, a decrease in accounts receivable of $1.8 million, and a $1.0 million decrease in inventory.
Investing activities
Net cash used in investing activities primarily relates to acquisition of businesses and capital expenditures. Payments for businesses acquired, net of cash acquired and including other cash payments and earnout payments associated with the acquisitions, amounted to $22.4 million, $4.6 million, and $3.1 million during the years ended December 31, 2005, 2004, and 2003, respectively. We incurred capital expenditures totaling $5.2 million, $5.9 million, and $5.0 million during the years ended December 31, 2005, 2004, and 2003, respectively.
Financing activities
Net cash used in 2005 primarily relates to the redemption of preferred units of $28.3 million and repayment of long term-debt of $97.2 million and distributions to members of $8.2 million, offset by net proceeds from our initial public offering of $92.7 million, borrowings under long term debt agreements of $18 million and proceeds from the issuance of common stock under our Employee Stock Purchase Plan of $4 million. Cash used in financing activities for the year ended December 31, 2004, included $48.4 million of repayments under our debt agreements and $6.1 million in cash distributions to members. Cash used in financing activities for the year ended December 31, 2003, included $375.6 million of repayments on our prior credit facilities, an $8.1 million payment of loan fees related to our debt refinancing, and $1.7 million in cash distributions to members. These were offset by $337.8 million in borrowings under our new credit facilities in December 2003.
Our cash position, working capital, and debt obligations as of December 31, 2003, 2004, and 2005 are shown below and should be read in conjunction with our consolidated balance sheets and notes thereto elsewhere in this prospectus supplement.

As of December 31,
(dollars in thousands)	2003	2004	2005

Cash and cash equivalents	$17,315	$13,826	$22,643
Working capital	16,809	22,387	35,797
Mandatorily redeemable preferred and common equity	25,791	27,814	—
Other debt obligations	359,340	320,833	273,812

Total debt obligations	$385,131	$348,647	$273,812

Debt obligations as of December 31, 2004 include $27.8 million of redeemable preferred equity, which has been reclassified in our financial statements as a component of our total debt upon our adoption of SFAS No. 150 in July 2003. The redeemable preferred equity was redeemed on February 9, 2005.

We expect a positive effect on our liquidity and results of operations going forward due to lower interest expense as net proceeds of approximately $92.7 million from our initial public offering were used to reduce our existing debt obligations. Our overall interest expense may also be reduced as rates applicable to future borrowings on our revolving credit facility may decrease since the margin for loans made under the revolving facility is based on the ratio of our consolidated indebtedness to our consolidated EBITDA (as defined in our credit facilities). The applicable margin on our revolving facility ranges between 2.00% and 2.75% for LIBOR rate loans and ranges between 1.00% and 1.75% for index rate loans. In addition, the termination of our management agreement with CHS Management IV LP that occurred upon completion of our initial public offering will improve future operations and cash flows by eliminating fees paid under this agreement of $858,000 in 2003, $835,000 in 2004, and $217,000 in 2005.
These positive factors will be offset to a certain extent by rising market interest rates on our debt obligations under our senior secured credit facilities, which are subject to variable interest rates. As discussed in “Quantitative and Qualitative Disclosure about Market Risk,” we had $273.8 million of total debt outstanding as of December 31, 2005, of which $235.4 million was bearing interest at variable rates. A 1.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $2.7 million during the year ended December 31, 2005.
We believe that our cash flow provided by operations will be adequate to cover our 2006 working capital needs, debt service requirements, and planned capital expenditures, to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our credit facilities or the issuance of additional debt.
We continually evaluate potential acquisitions. Absent a compelling strategic reason, we target potential acquisitions that would be cash flow accretive within six months. Currently, we are not a party to any agreements or engaged in any negotiations regarding a material acquisition. We expect to fund future acquisitions through cash flow provided by operations, additional borrowings, or the issuance of our equity. The extent to which we will be willing or able to use our equity or a mix of equity and cash payments to make acquisitions will depend on the market value of our shares from time to time and the willingness of potential sellers to accept equity as full or partial payment.
Debt obligations
Senior Secured Credit Facilities. On December 21, 2005, we entered into a Second Amended and Restated Credit and Guaranty Agreement (the “Second Amended and Restated Credit Agreement”), which replaced our Amended and Restated Credit and Guaranty Agreement dated as of June 30, 2005 (“First Amended and Restated Credit and Guaranty Agreement”). The Second Amended and Restated Credit Agreement provides for senior secured credit facilities aggregating up to $310,600,000, consisting of a $280,600,000 term loan facility and a $30,000,000 revolving credit facility. We used the proceeds from the incremental new term loan, in the amount of $157,500,000, to prepay in full all principal and interest payable under our then existing Second Lien Credit and Guaranty Agreement, dated December 18, 2003. The remaining balance of the increased term loan facility of $50,000,000 is available for our use, subject to the terms of the Second Amended and Restated Credit Agreement. Our obligations are guaranteed by our domestic subsidiaries and, subject to certain limited exceptions, are collateralized by first priority security interests granted in all of our and the guarantors’ personal and real property, and 65% of the assets of our foreign subsidiaries. Term loans are amortized over the term with the final payment due June 18, 2009. Amounts borrowed under the revolving credit facility must be repaid by December 18, 2008.
Loans made under the credit facilities bear interest at one of two floating rates, at our option. The floating rates may be priced as either an Index Rate Loan or as Eurodollar Rate Loan. Term loans that are Index Rate Loans bear interest at the Index Rate plus 0.75%. The Index Rate is defined as the higher of (i) the rate of interest publicly quoted from time to time by The Wall Street Journal as the base rate on corporate loans posted by the nation’s largest banks and (ii) the Federal Reserve reported overnight funds rate plus 0.5%. Term Loans which are Eurodollar Rate Loans bear interest at the Adjusted Eurodollar Rate plus 1.75%.
Revolving Loans that are Index Rate Loans bear interest at the Index Rate plus an Applicable Margin. Revolving Loans that are Eurodollar Rate Loans bear interest at the Adjusted Eurodollar Rate plus an Applicable Margin. The Applicable Margin is determined by a grid based on the ratio of the consolidated indebtedness of us and our subsidiaries to the consolidated adjusted EBITDA (as defined in the credit facilities) of us and our subsidiaries for the most recently ended four fiscal quarters and range between 2.00% and 2.75% for Eurodollar Rate Loans and range between 1.00% and 1.75% for Index Rate Loans.
The following table sets forth the outstanding balance, borrowing capacity and applicable interest rate under our senior secured credit facilities. Subsequent to December 31, 2004, we utilized the net proceeds from our initial public offering to pay down $9.0 million under our term facility and $50.7 million under our second priority facility.

	As of December 31, 2004			As of December 31, 2005

		Available			Available
		borrowing	Interest		borrowing	Interest
(dollars in thousands)	Balance	capacity	rate	Balance	capacity	rate

Term facility	$94,800	$—	5.26%	$230,423	$50,000	6.12%
Revolving facility	—	30,000	—	5,000	25,000	8.25%
Second priority facility, excluding debt discount	208,231	—	8.92%	—	—	—

	$303,031	$30,000		$235,423	$75,000

In addition, under the revolving facility, we are required to pay a fee equal to 0.50% of the total unused commitment amount. We may also draw upon this credit facility through letters of credit, which carry specific fees.
Redeemable Preferred Units. As of December 31, 2004, we had $27.8 million of redeemable, non-voting preferred membership units. Holders of the redeemable preferred units were entitled to receive a yield of 13.25% of its liquidation value per annum for the first three years starting in April 2000, and increasing to 15% of the liquidation value per annum thereafter. The discount inherent in the yield for the first three years was recorded as an adjustment to the carrying amount of the redeemable preferred units. This discount was amortized as a dividend over the initial three years. Of the total yield on the redeemable preferred units, 48% was mandatorily payable quarterly in cash to the redeemable preferred unit holders. The unpaid portion of the yield accumulated annually and was added to the liquidation value of the redeemable preferred units. The preferred units were redeemable without premium or penalty, wholly or in part, at Holdings’ option at any time, for the liquidation value, including any unpaid yield. On February 9, 2005, we utilized $28.3 million of cash proceeds from our initial public offering to redeem 100% of the redeemable preferred units based on the liquidation value of the redeemable preferred units on such date.
Seller Notes. As of December 31, 2005, we had $11.3 million of seller notes outstanding, with interest rates ranging between 5% and 8% and maturities between 2006 and 2010. These notes were issued in connection with prior acquisitions.
Off-balance sheet arrangements
At December 31, 2005, and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual obligations and other commitments
Our future contractual obligations as of December 31, 2005, by fiscal year are as follows:

Fiscal year ended December 31,
(dollars in thousands)	2006	2007	2008	2009	2010	Thereafter

Debt obligations	$10,756	$4,423	$115,522	$114,495	$1,369	$120
Capital lease obligations(1)	9,685	8,499	5,649	2,163	973	158
Operating lease obligations	28,317	19,453	12,459	8,468	5,295	11,660

Total	$48,758	$32,375	$133,630	$125,126	$7,637	$11,938

(1) Principal payments only
Operating leases. We have entered into various noncancelable operating leases primarily related to facilities, equipment and vehicles used in the ordinary course of our business.
Contingent transaction consideration. We have entered into earnout agreements in connection with prior acquisitions. If the acquired businesses generate operating profits in excess of predetermined targets, we are obligated to make additional cash payments in accordance with the terms of such earnout agreements. As of December 31, 2005, we estimate that we will be required to make additional cash payments of up to $1.5 million between 2006 and 2007. These additional cash payments are accounted for as goodwill when earned.
State sales tax. We are involved in a state tax authority dispute related to unresolved sales tax issues which arose from such state tax authority’s audit findings from their sales tax audit of certain of our operating divisions for the period from October 1998 to September 2001. The unresolved issues relate to the application of sales taxes on certain discounts we granted to our customers. Based on the position taken by the state tax authority on these unresolved issues, they claimed that an additional $1.2 million of sales taxes are due from us for the period in question, plus $372,000 of interest. At an appeals conference held on December 14, 2004, the appeals board ruled that we are liable in connection with one component of the dispute involving approximately $40,000, which we had previously paid. We paid the tax in May of 2005 but we strongly disagree with the state tax authority’s position and have filed a petition for redetermination requesting an appeals conference to resolve these issues. We have been granted another appeals conference in April 2006 to resolve the remaining issues. Our accrued expenses in our consolidated balance sheet as of December 31, 2005 include $151,000 of reserves related to this matter based primarily on certain components of the state tax authority’s audit findings that we are not disputing. Based on the unfavorable outcome from a sales tax audit staff hearing held on March 16, 2005, we believe it is probable that we will not prevail on appeal.

Impact of conversion from an LLC to a corporation
Immediately prior to our initial public offering in February 2005, we reorganized from a California limited liability company to a Delaware corporation, American Reprographics Company. In the reorganization, the members of Holdings exchanged their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As required by the operating agreement of Holdings, we used a portion of the net proceeds from our initial public offering to repurchase all of the preferred equity of Holdings upon the closing of our initial public offering. As part of the reorganization, all outstanding warrants to purchase common units were exchanged for shares of our common stock. We do not expect any significant effect on operations from the reorganization apart from an increase in our effective tax rate due to corporate-level taxes, which will be offset by the elimination of tax distributions to our members and the recognition of deferred income taxes upon our conversion from a California limited liability company to a Delaware corporation.

Income taxes
Between 2001 and February 9, 2005, Holdings and Opco, through which a substantial portion of our business was operated prior to our reorganization, were limited liability companies that were taxed as partnerships. As a result, the members of Holdings paid income taxes on the earnings of Opco, which are passed through to Holdings. Certain divisions are consolidated in Holdings and treated as separate corporate entities for income tax purposes (the consolidated corporations). These consolidated corporations pay income tax and record provisions for income taxes in their financial statements.
As a result of the reorganization to a Delaware corporation, our total earnings are subject to federal, state and local taxes at a combined statutory rate of approximately 40%, which is lower than our pro forma effective income tax rate of 46.5% for 2004 due to the redemption of our preferred equity and the related nondeductible interest expense. The unaudited pro forma incremental income tax provision and unaudited pro forma earnings per common member unit amounts in the following table were calculated as if our reorganization became effective on January 1, 2001.

Fiscal year ended December 31,
(in thousands, except per unit / share amounts)	2001	2002	2003	2004	2005

Net income attributable to common members / stockholders	$7,628	$17,409	$1,823	$29,548	$60,476
Unaudited pro forma incremental income tax provision	2,574	6,211	673	9,196	333

Unaudited pro forma net income attributable to common members / stockholders	$5,054	$11,198	$1,150	$20,352	$60,143

Unaudited pro forma net income attributable to common members / stockholders per common unit / share:
Basic	$0.14	$0.31	$0.03	$0.57	$1.42
Diluted	$0.14	$0.30	$0.03	$0.54	$1.39

Stockholders’ equity
Due to their tax attributes, certain members of Holdings have in the past elected to receive less than their proportionate share of distributions for such taxes as a result of a difference in the tax basis of their equity interest in Holdings. In accordance with the terms of the operating agreement of Holdings, we made a cash distribution of approximately $8.2 million to such members on February 9, 2005, with the completion of our initial public offering to bring their proportionate share of tax distributions equal to the other members. These distributions were not accrued at December 31, 2004, but became payable and were recorded immediately prior to our reorganization and the completion of our initial public offering on February 9, 2005. See Note 11 to our consolidated financial statements for further details.

Critical accounting policies
Our management prepares financial statements in conformity with accounting principles generally accepted in the United States. This requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and other factors that we believe are reasonable under the circumstances. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements. We believe the critical accounting policies and areas that require more significant judgments and estimates used in the preparation of our consolidated financial statements to be the following: goodwill and other intangible assets; allowance for doubtful accounts; and commitments and contingencies.

Goodwill and other intangible assets
Effective January 1, 2002, we adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles that have an indefinite life are not amortized but instead will be reviewed for impairment at least annually, or more frequently should an event occur or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in our strategy, or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.
SFAS 142 requires a two-step test for goodwill impairment. The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value exceeds its carrying amount, goodwill is not considered impaired and the second step of the test is unnecessary. If the carrying amount exceeds its fair value, the second step measures the impairment loss, if any. The second step compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
The goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to such reporting units, assignment of goodwill to such reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments, including estimation of future cash flows (which is dependent on internal forecasts), estimation of the long-term growth rate for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.
We have selected September 30 as the date we will perform our annual goodwill impairment test. Based on our valuation of goodwill, no impairment charges related to the write-down of goodwill were recognized for the years ended December 31, 2003, 2004, and 2005.
Other intangible assets that have finite useful lives are amortized over their useful lives. An impaired asset is written down to fair value. Intangible assets with finite useful lives consist primarily of not-to-compete covenants, trade names, and customer relationships and are amortized over the expected period of benefit, which ranges from two to twenty years using the straight-line and accelerated methods. Customer relationships are amortized under an accelerated method that reflects the related customer attrition rates, and trade names are amortized using the straight-line method.
Allowance for doubtful accounts
We perform periodic credit evaluations of the financial condition of our customers, monitor collections and payments from customers, and generally do not require collateral. Receivables are generally due within 30 days. We provide for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. We write off an account when it is considered uncollectible. We estimate our allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of our customers. To date, uncollectible amounts have been within the range of management’s expectations.

Commitments and contingencies
In the normal course of business, we estimate potential future loss accruals related to legal, tax and other contingencies. These accruals require management’s judgment on the outcome of various events based on the best available information. However, due to changes in facts and circumstances, the ultimate outcomes could differ from management’s estimates.
Recent accounting pronouncements
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company on January 1, 2006. The Company has concluded that SFAS No. 151 will not have a material impact on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS 123R, as supplemented by SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. The Company will adopt the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, will not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in the first quarter of fiscal 2006 will include: 1) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which will then be amortized on a straight-line basis over the requisite service period. The Company is currently assessing the provisions of SFAS 123 and the impact that it will have on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. The Company has concluded that SFAS No. 153 will not have a material impact on its consolidated financial statements.
In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of SFAS 143. This statement clarified the term conditional asset retirement obligation and is effective for the Company’s fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on the Company’s consolidated financial statements.
In September 2005, the Emerging Issues Task Force or EITF amended and ratified previous consensus on EITF No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” which addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. This consensus applies to leasehold improvements that are purchased or acquired in reporting periods beginning after ratification. Adoption of the provisions of EITF No. 05-6 did not have an impact on the Company’s consolidated financial statements.
In May 2005, the FASB issued FAS 154, which changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Company began applying the provisions of this statement during the fourth quarter of 2005.
Quantitative and Qualitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing.
In January 2004, we entered into an interest rate collar agreement that became effective in September 2005 and has a fixed notional amount of $111.0 million. The interest rate collar agreement expires in December 2006. At December 31, 2005, the fair value of the interest rate collar agreement was $42,000. In March 2006, we entered into an interest rate collar agreement that becomes effective on December 23, 2006 and has a fixed notional amount of $76.7 million until December 23, 2007, then decreases to $67.0 million until termination of the collar on December 23, 2008. The interest rate collar has a cap strike three month LIBOR rate of 5.50% and a floor strike three month LIBOR rate of 4.70%.
At December 31, 2005, we had $235.4 million of total debt obligations which was bearing interest at variable rates approximating 6.2% on a weighted average basis. A 1.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $2.7 million during the year ended December 31, 2005.
We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of December 31, 2005, we had no other significant material exposure to market risk, including foreign exchange risk and commodity risks.

Business
Our company
We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that also require sophisticated document management services. Reprographics services typically encompass the digital management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. The business-to-business services we provide to our customers include document management, document distribution and logistics, print-on-demand and a combination of these services in our customers’ offices as on-site services. We provide our core services through our suite of reprographics technology products, a national network of approximately 220 locally branded reprographics service centers, and approximately 2,500 facilities management programs at our customers’ locations throughout the country. We also sell reprographics equipment and supplies to complement our full range of service offerings. In further support of our core services, we license our suite of reprographics technology products, including our flagship internet-based application, PlanWell, to independent reprographers. We also operate PEiR (Profit and Education in Reprographics) through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology products as the industry standard. Our services are critical to our customers because they shorten their document processing and distribution time, improve the quality of their document information management, and provide a secure, controlled document management environment.
We operate 220 reprographics service centers, including 216 service centers in 161 cities in 33 states throughout the United States and the District of Columbia, three reprographics service centers in the metropolitan area of Toronto, Canada, and one in Mexico City, Mexico. Our reprographics service centers are located in close proximity to the majority of our customers and offer pickup and delivery services within a 15 to 30 mile radius. These service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing us to provide our services both locally and nationally. We service approximately 73,000 active customers and we employ more than 3,800 people, including a sales and customer service staff of more than 775 employees.
In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in approximately eight times as many cities and with more than six times the number of service facilities as our next largest competitor. We believe that our national footprint, our suite of reprographics technology products, and our value-added services, including logistics and facilities management, provide us with a distinct competitive advantage.
While we began our operations in California and currently derive approximately half of our net sales from our operations in the state, we have continued to expand our geographic coverage and market share by entering complementary markets through strategic acquisitions of high quality companies with well recognized local brand names and, in most cases, more than 25 years of operating history. Since 1997, we have retained approximately 90% of the management of these acquired companies. As part of our growth strategy, we recently began opening and operating branch service centers, which we view as a low cost, rapid form of market expansion. Our branch openings require modest capital expenditures and are expected to generate operating profit within 12 months from opening. We have opened 19 new branches in key markets since December 31, 2004 and expect to open an additional 15 branches by the end of 2006.
Our main office is located at 700 North Central Avenue, Suite 550, Glendale, California 91203, and our telephone number is (818) 500- 0225.
Corporate background and reorganization
Our predecessor, Ford Graphics, was founded in Los Angeles, California in 1960. In 1967, this sole proprietorship was dissolved and a new corporate structure was established under the name Micro Device, Inc., which continued to provide reprographics services under the name Ford Graphics. In 1989, our current senior management team purchased Micro Device, Inc., and in November 1997 our company was recapitalized as a California limited liability company, with management retaining a 50% ownership position and the remainder owned by outside investors. In April 2000, Code Hennessy & Simmons LLC, or CHS, through its affiliates acquired a 50% stake in our company from these outside investors in the 2000 recapitalization (referred to as the “2000 recapitalization”).
In February 2005, we reorganized from American Reprographics Holdings, L.L.C., a California limited liability company, or Holdings, to a Delaware corporation, American Reprographics Company. In the reorganization, the members of Holdings exchanged their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As part of our reorganization, all outstanding warrants to purchase common units of Holdings were exchanged for shares of our common stock. We conduct our operations through our wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, or Opco, and its subsidiaries.
Acquisitions
In addition to our primary focus on the organic growth of our business, we have pursued tactical acquisitions to expand and complement our existing service offerings and to expand our geographic locations where we believe we could be a market leader. In 2000, we acquired 14 reprographics companies for an aggregate purchase price of $111.6 million, including our acquisition of Ridgways, Inc., which enabled us to expand our geographic reach and market penetration in 14 major metropolitan markets. In 2001, we acquired 14 reprographics companies for an aggregate purchase price of $32.6 million. In 2002, we acquired eight reprographics companies for an aggregate purchase price of $34.4 million, including certain assets of the Consolidated Reprographics division of Lason Systems, Inc., which allowed us to increase our market penetration in Southern California. In 2003 and 2004, we acquired five and six reprographics companies for an aggregate purchase price of $870,000 and $3.7 million, respectively. In 2005, we acquired 14 reprographics companies for an aggregate purchase price of $32.1 million. All aggregate purchase price figures include acquisition related costs. See Note 3 to our consolidated financial statements for further details concerning our acquisitions.
Subsequent to December 31, 2005, we completed the acquisition of two reprographics companies in the United States with combined annual sales of approximately $19.9 million in 2005 for a total purchase price of $11.0 million.

Industry overview
According to the International Reprographics Association, or IRgA, and other industry sources, the reprographics industry in the United States is estimated to be approximately $5 billion in size. The IRgA indicates that the reprographics industry is highly fragmented, consisting of approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. Since construction documents are the primary medium of communication for the AEC industry, demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, office vacancy rates, and tax revenues. According to FMI Corporation, or FMI, a consulting firm to the construction industry, construction industry spending in the United States for 2006 was estimated at $1.1 trillion, with expenditures divided between residential construction 55% and commercial and public, or non-residential, construction 45%. The $5 billion reprographics industry is approximately 0.5% of the approximately $1.1 trillion construction industry in the United States. Our AEC revenues are most closely correlated to the non-residential sectors of the construction industry, which are the largest users of the reprographics services. According to FMI, the non-residential sectors of the construction industry are projected to grow at a compounded annual growth rate of approximately 8% over the next three years.
Market opportunities for business-to-business document management services such as ours are rapidly expanding into non-AEC industries. For example, non-AEC customers are increasingly using large and small format color imaging for point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials as these services have become more efficient and available on a short-run, on-demand basis through digital technology. As a result, we believe that our addressable market is substantially larger than the core AEC reprographics market. We believe that the growth of non-AEC industries is generally tied to growth in the U.S. gross domestic product, or GDP, which is projected to have grown 3.5% in 2005 and is projected to remain at that growth rate in 2006 according to Wall Street’s consensus estimates.
Our competitive strengths
We believe that our competitive strengths include the following:

•	Leading Market Position in Fragmented Industry. Our size and national footprint provide us with significant purchasing power, economies of scale, the ability to invest in industry-leading technologies, and the resources to service large, national customers.

•	Leader in Technology and Innovation. We believe our PlanWell online planrooms are well positioned to become the industry standard for managing and procuring reprographics services within the AEC industry. In addition, we have developed other proprietary software applications that complement PlanWell and have enabled us to improve the efficiency of our services, add complementary services and increase our revenue.

•	Extensive National Footprint with Regional Expertise. Our national network of service centers maintains local customer relationships while benefiting from the centralized corporate functions and national scale. Our service facilities are organized as hub and satellite structures within individual markets, allowing us to balance production capacity and minimize capital expenditures through technology sharing among our service centers within each market. In addition, we serve our national and regional customers under a single contract through our Premier Accounts business unit, while offering centralized access to project-specific services, billing, and tracking information.

•	Flexible Operating Model. By promoting regional decision making for marketing, pricing, and selling practices, we remain responsive to our customers while benefiting from the cost structure advantages of our centralized administrative functions. Our flexible operating model also allows us to capitalize on an improving business environment.

•	Consistent, Strong Cash Flow. Through management of our inventory and receivables and our low capital expenditure requirements, we have consistently generated strong cash flow from operations after capital expenditures regardless of industry and economic conditions.

•	Low Cost Operator. We believe we are one of the lowest cost operators in the reprographics industry, which we have accomplished by minimizing branch level expenses and capitalizing on our significant scale for purchasing efficiencies.

•	Experienced Management Team and Highly Trained Workforce. Our senior management team has an average of more than 20 years of industry experience. We have also successfully retained approximately 90% of the managers of the businesses we have acquired since 1997.

Our services
Reprographics services typically encompass the digital management and reproduction of graphics-related material and corresponding finishing and distribution services. We provide these business-to-business services to our customers in three major categories: document management, document distribution and logistics, and print-on-demand.

•	Document Management. We store, organize, print and track AEC and non-AEC project documents using a variety of digital tools and industry expertise. The documents we manage are typically larger than 11×17 inches, requiring specialized production equipment, and the documents are iterative in nature; frequently 10 or more versions of a single document must be tracked and managed throughout the course of a project.

•	Document Distribution and Logistics. We provide fully integrated document distribution and logistics, which consist of tracking document users, packaging prints, addressing and coordinating services for shipment (either in hard copy or electronic form), as well as local pick-up and delivery of documents to multiple locations within tight time constraints.

•	Print-on-demand. We produce small and large-format documents in black and white or color using digital scanning and printing devices. We can reproduce documents when and where they are needed by balancing production capacity between the high-volume equipment in our network of reprographics service centers, as well as equipment placed on site in our customers’ facilities.

•	On-site Services. Frequently referred to as facilities management, or FMs, this service includes any combination of the above services supplied on-site at our customers’ locations.
These broad categories of services are provided to our architectural, engineering and construction industry, or AEC industry, customers, as well as to our customers in non-AEC industries that have similar document management and production requirements. Our AEC customers work primarily with high volumes of large format construction plans and small format specification documents that are technical, complex, constantly changing and frequently confidential. Our non-AEC customers generally require services that apply to black and white and color small format documents, promotional documents of all sizes, and the digital distribution of document files to multiple locations for a variety of print-on-demand needs including short-run digital publishing.
These services include:

•	PlanWell, our proprietary, internet-based planroom launched in June 2000, and our suite of other reprographics software products that enable the online purchase and fulfillment of document management services.

•	Production services, including print-on-demand, document assembly, document finishing, mounting, laminating, binding, and kitting. Documents can be digitally transferred from one service facility to another to balance production capacity or take advantage of a “distribute and print” operating system.

•	Document distribution and logistics, including the physical pick up, delivery, and shipping of time-sensitive, critical documents.

•	Highly customized large and small format reprographics in color and black and white. This includes digital reproduction of posters, tradeshow displays, plans, banners, signage and maps.

•	Facilities management, including recurring on-site document management services and staffing at our customers’ locations.

•	Sales of reprographics equipment and supplies and licensing of software to other reprographics companies and end-users in the AEC industry.

•	The design and development of other document management and reprographics software, in addition to PlanWell, that supports ordering, tracking, job costing, and other customer specific accounting information for a variety of projects and services. These proprietary applications include:

•	Electronic Work Order (EWO), which offers our customers access to the services of all of our service centers through the internet.

•	Abacus Print Cost Recovery (PCR) System, which provides a suite of software modules for reprographers and their customers to track documents produced from equipment installed as a part of a facilities management program.

•	BidCaster “Invitation-to-Bid” (ITB), a data management internet application that issues customizable “invitations to bid” from a customer’s desktop using email and a hosted fax server.

•	MetaPrint Print Automation and Device Manager, a universal print driver that facilitates the printing of documents with output devices manufactured by multiple vendors, and allows the reprographer to print multiple documents in various formats as a single print submission.

•	One View Document Access and Customer Administration System, an internet-based application that leverages the security attributes of PlanWell to provide a single point of access to all of a customer’s project documents, regardless of which of our local production facilities stores the relevant documents.

To further support and promote our major categories of services, we also:

•	License our suite of reprographics technology products, including our flagship online planroom, PlanWell, to independent reprographers.

•	Operate PEiR (Profit and Education in Reprographics), a trade organization wholly owned by us, through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers. PEiR members are required to license PlanWell and may purchase equipment and supplies at a lower cost than they could obtain independently. We also distribute our educational programs to PEiR members to help establish and promote best practices within the reprographics industry.
Our business strategy
We intend to strengthen our competitive position as the preferred provider of reprographics services in each market we serve. We seek to do so while increasing revenue, cash flow, profitability, and market share. Our key strategies to accomplish this objective include:

•	Continue to Increase Our Market Penetration and Expand Our Nationwide Footprint. We believe that many of our local customers rely on local relationships with our service centers for their document management services. We also recognize a growing desire among larger regional and national customers to consolidate their purchasing of reprographics services. We are currently a leader in approximately half of the top 50 U.S. markets (as defined by Neilsen Media research). To expand our nationwide footprint we intend to increase our presence in the top 50 U.S. markets and other under-penetrated regions through facilities management contracts, targeted branch openings, strategic acquisitions and national accounts.

•	Facilities Management Contracts. We expect to capitalize on the continued trend of our customers to outsource their document management services, including their in-house operations. Placing equipment (and sometimes staff) in an architectural studio or construction company office remains a compelling service offering as evidenced by our eight-year compounded annual growth rate of 30% in new on-site services contracts. The highly renewable nature of most on-site service contracts leads us to believe that this source of revenue will continue to increase in the near term. We will continue to concentrate on developing ongoing facilities management relationships in all of the markets we serve and building our base of recurring revenue.

•	Targeted Branch Openings. Significant opportunities exist to expand our geographic coverage, capture new customers and increase our market share by opening additional satellite branches in regions near our established operations. In 2005, we opened 19 such branches in areas that expand or further penetrate our existing markets. We plan to open an additional 15 branches by the end of 2006. We believe that our existing corporate infrastructure is capable of supporting a much larger branch network and significantly higher revenue.

•	Strategic Acquisitions. Acquisitions have historically been an important component of our growth strategy. Since 1997, we have developed a structured approach to acquiring and integrating companies. Because our industry consists primarily of small, privately held companies that serve only local markets, we believe that we can continue to grow our business by acquiring additional reprographics companies at reasonable prices and subsequently realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure.

•	National Accounts. Our Premier Accounts business unit offers a comprehensive suite of reprographics services designed to meet the demands of large regional and national businesses. It provides local reprographics services to regional and national companies through our national network of reprographics service centers, while offering centralized access to project-specific services, billing and tracking information. Through our extensive national footprint and industry- leading technology, we believe that we are well positioned to meet the demands of national companies and will continue to capture additional revenues and customers through this business unit.

•	Promote PlanWell as the Industry Standard for Procuring Reprographics Services Online. We continue to expand the market penetration of PlanWell to create an industry standard for online document management, storage, and document retrieval services. In order to increase market share and achieve industry standardization, we will continue to license our PlanWell technology to other reprographics companies, including members of PEiR. Through December 2005, we licensed PlanWell technology products for use in 140 independent reprographics service facilities, which in combination with ARC locations, made our technology available in more than 350 locations across the United States.

•	Solidify Our Non-AEC Service Offerings. We have leveraged our expertise in providing highly customized, quick turnaround services to the AEC industry to attract customers from non-AEC industries that are increasingly seeking document management, document distribution and logistics, and print-on-demand services. We have been successful in attracting non-AEC customers that require services such as the production of large format and small format color and black and white documents, educational and training materials, short-run publishing products, and retail and promotional items. Our services to these customers accounted for approximately 20% of our net sales in 2005. In addition, we continue to focus on creating new value-added services beyond traditional reprographics to offer all of our customers. We are actively engaged in services such as bid facilitation, print network management for offices and on-site production facilities, and on-demand color publishing. We plan to continue to capitalize on our technological innovation to enhance our existing services, add new revenue streams, and create new reprographics technologies.
Customers
Our business is not dependent on any single customer or few customers, the loss of any one or more of whom would have a material adverse effect on our business. Our customers are both local and national companies, with no single customer accounting for more than 2% of our net sales in 2005.
Operations

•	Geographic Presence. We operate 220 reprographics service centers, including 216 service centers in 161 cities in 33 states throughout the United States and the District of Columbia, three service centers in the Toronto metropolitan area, and one in Mexico City, Mexico. Our reprographics service centers are located in close proximity to the majority of our customers and offer pickup and delivery services within a 15 to 30 mile radius.

•	Hub and Satellite Configuration. We organize our business into operating divisions that typically consist of a cluster configuration of at least one large service facility, or hub facility, and several smaller facilities, or satellite facilities, that are digitally connected as a cohesive network, allowing us to provide all of our services both locally and nationwide. Our hub and satellite configuration enables us to shorten our customers’ document processing and distribution time, as well as achieve higher utilization of output devices by coordinating the distribution of work orders digitally among our service centers.

•	Central Hub Facilities. In each of our major markets, we operate one or more large scale full service facilities that have high production capacity and sophisticated equipment. These larger facilities offer specialized services such as laser digital imaging on photographic material, large format color printing, and finishing services that may not be economically viable for smaller facilities to provide. Our central hub facilities also coordinate our facilities management programs.

•	Satellite Facilities. To supplement the capabilities of our central hub facilities, we operate satellite facilities that are typically located closer to our customers than the central hubs. Our satellite facilities have quick turnaround capabilities, responsive, localized service, and handle the majority of digital processes.

•	Management Systems and Controls. We operate our business under a dual operating structure of centralized administrative functions and regional decision making. Acquired companies typically retain their local business identities, managers, sales force, and marketing efforts in order to maintain strong local relationships. Our local management maintains autonomy over the day-to-day operations of their business units, including profitability, customer billing, receivables collection, and service mix decisions.
Although we operate on a decentralized basis, our senior management closely monitors and reviews each of our divisions through daily reports that contain operating and financial information such as sales, inventory levels, purchasing commitments, collections, and receivables. In addition, our operating divisions submit monthly reports to senior management that track each division’s financial and operating performance in comparison to monthly budgets.
Suppliers and vendors
We purchase raw materials, consisting primarily of paper, toner, and other consumables, and purchase or lease reprographics equipment. Our reprographics equipment, which includes imaging and printing equipment, is typically leased for use in our service facilities and facilities management sites. We use a two-tiered approach to purchasing in order to maximize the economies associated with our size, while maintaining the local efficiencies and time sensitivity required to meet customer demands. We continually monitor market conditions and product developments, as well as regularly review the contractual terms of our national purchasing agreements, to take advantage of our buying power and to maximize the benefits associated with these agreements.
Our primary vendors of equipment, maintenance services and reprographics supplies include Oce N.V., Xerox Corporation, Canon Inc., and Xpedx, a division of International Paper Company. We have long standing relationships with all of our suppliers and we believe we receive favorable prices as compared to our competition due to the large quantities we purchase and strong relationships with our vendors. We have entered into annual supply contracts with certain vendors to guarantee prices. Significant market fluctuations in our raw material costs have historically been limited to paper prices and we have typically maintained strong gross margins as the result of our ability to pass increased material costs through to our customers.

Sales and marketing
Divisional Sales Force. We market our products and services throughout the United States through localized sales forces and marketing efforts at the divisional level. We had approximately 775 sales and customer service representatives as of December 31, 2005. Each sales force generally consists of a sales manager and a staff of sales and customer service representatives that target various customer segments. Depending on the size of the operating division, a sales team may be as small as two people or as large as 39. Sales teams serve both the central hub service facility and satellite facilities, or if market demographics require, operate on behalf of a single service facility.
Premier Accounts. To further enhance our market share and service portfolio on a national level, we operate a “Premier Accounts” business unit. Designed to meet the requirements of large regional and national businesses, we established this operating division to take advantage of growing globalization within the AEC market, and to establish ourselves at the corporate level as the leading national reprographer with extensive geographic and service capabilities. The “Premier Accounts” sales initiative allows us to attract large AEC and non-AEC companies with document management, distribution and logistics, and print-on-demand needs that span wide geographical or organizational boundaries. Since its launch in the middle of 2003, we have established nine national customers through Premier Accounts.
PEiR Group. We established the PEiR Group (Profit and Education in Reprographics) in July 2003, a separate operating division of our company that is a membership-based organization for the reprographics industry. Comprised of independent reprographers and reprographics vendors. PEiR members are required to license our PlanWell online planroom application, facilitating the promotion of our technology as the industry standard. We also provide general purchasing discounts to PEiR members through our preferred vendors. This provides other reprographics companies the opportunity to purchase equipment and supplies at a lower cost than they could obtain independently, while increasing our influence and purchasing power with our vendors. Through PEiR, we also present educational programs to members to establish and promote best practices within the industry.
Competition
According to the IRgA, most firms in the U.S. reprographics services industry are small, privately held entrepreneurial businesses. The larger reprographers in the United States, besides ourselves, include Service Point USA, a subsidiary of Service Point Solutions, S.A., Thomas Reprographics, Inc., ABC Imaging, LLC, and National Reprographics Inc. While we have no nationwide competitors, we do compete at the local level with a number of privately held reprographics companies, commercial printers, digital imaging firms, and to a limited degree, retail copy shops. Competition is primarily based on customer service, technological leadership, product performance and price. For a discussion of the risk associated with competition, see “Risk factors — Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and maintain our profitability.”
Research and development
We believe that to compete effectively we must continue to invest in research and development of our services. Our research and development efforts are focused on improving and enhancing PlanWell as well as developing new proprietary services. As of December 31, 2005, we employed 53 engineers and technical specialists with expertise in software, internet-

based applications, database management, internet security and quality assurance. Cash outlays for research and development which include both capitalized and expensed items amounted to $2.8 million in 2003, $2.5 million in 2004, and $2.9 million in 2005.
Proprietary rights
Our success depends on our proprietary information and technology. We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and noncompete agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technology. Our PlanWell license agreements grant our customers a nonexclusive, nontransferable, limited license to use our products and receive our services and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our services. We retain all title and rights of ownership in our software products. In addition, we enter into agreements with some of our employees, third-party consultants and contractors that prohibit the disclosure or use of our confidential information and require the assignment to us of any new ideas, developments, discoveries or inventions related to our business. We also require other third parties to enter into nondisclosure agreements that limit use of, access to, and distribution of our proprietary information. We also rely on a variety of technologies that are licensed from third parties to perform key functions.
We have registered “PlanWell” as a trademark with the United States Patent and Trademark Office, in Canada, Australia and the European Union. Additionally, we have registered the trademark “PlanWell PDS” with the United States Patent and Trademark Office, Australia and the European Union and have applied for registration in Canada. We do not have any other trademarks, service marks or patents that are material to our business.
For a discussion of the risks associated with our proprietary rights, see “Risk factors — Our failure to adequately protect the proprietary aspects of our technology, including PlanWell, may cause us to lose market share” and “Risk factors — We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.”
Information technology
We operate two technology centers in Silicon Valley to support our reprographics services and a software programming facility in Calcutta, India. Our technology centers also serve as design and development facilities for our software applications, and house our nationwide database administration team and networking engineers.
From these technology centers, our technical staff is able to remotely manage, control and troubleshoot the primary databases and connectivity of each of our operating divisions. This allows us to avoid the costs and expenses of employing costly database administrators and network engineers in each of our service facilities.
All of our reprographics service centers are connected via a high performance, dedicated wide area network (WAN), with additional capacity and connectivity through a virtual private network (VPN) to handle customer data transmissions and e-commerce transactions. Our technology centers use both commonly available software and custom applications running in a clustered computing environment and employ industry-leading technologies for redundancy, backup and security.

Employees
As of December 31, 2005, we had more than 3,800 employees. Approximately 20 of our employees are covered by two collective bargaining agreements. The collective bargaining agreement with our subsidiary, Ridgway’s Ltd., expires on November 30, 2007 and the agreement with our subsidiary, B.P. Independent Reprographics, Inc., expires on December 4, 2006, but will continue thereafter from year to year unless either party terminates the agreement. We have not experienced a work stoppage during the past five years and believe that our relationships with our employees and collective bargaining units are good.
Facilities
As of December 31, 2005 we operated 215 reprographics service centers totaling 1,475,088 square feet. We also occupy two technology centers in Silicon Valley, California, a software programming facility in Calcutta, India, as well as our three administrative facilities. Our executive offices are located in Glendale, California.

	Number of			Reprographics
	admin & IT		Square	service		Square
Region	facilities		footage	centers		footage

Southern California	1		7,183	47	(2)	368,468
Northern California	4	(1)	29,901	37		265,789
Pacific Northwest	0		0	11		103,364
East Coast	1		650	37		179,627
Southern	0		0	52		319,104
Midwest	0		0	31	(3)	238,736

Total	6		37,734	215		1,475,088

(1) Includes two technology centers in Fremont, California, and one in Calcutta, India.
(2) Includes one service center in Mexico City, Mexico.
(3) Includes two service centers in the Toronto metropolitan area.
We lease 206 of our reprographics service centers, each of our administrative facilities and our technology centers. These leases expire through 2015. Substantially all of the leases contain renewal provisions and provide for annual increases in rent based on the local Consumer Price Index. The owned facilities are subject to major encumbrances under our credit facilities. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks, and computer equipment. We believe that our facilities are adequate and appropriate for the purposes for which they are currently used in our operations and are well maintained.
Legal proceedings
We are a creditor and participant in the Chapter 7 Bankruptcy of Louis Frey Company, Inc., or LF Co., which is pending in the United States Bankruptcy Court, Southern District of New York. We managed LF Co. under a contract from May through September of 2003. LF Co. filed for Bankruptcy protection in August 2003, and the proceeding was converted to a Chapter 7 liquidation in October 2003. On or about June 30, 2004, the Bankruptcy Estate Trustee filed a complaint in the LF Co. Bankruptcy proceeding against us, which was amended on or about July 19, 2004, alleging, among other things, breach of contract, breach of fiduciary duties, conversion, unjust enrichment, tortious interference with contract, unfair competition and false commercial promotion in violation of The Lanham Act, misappropriation of trade secrets and fraud regarding our handling of the assets of LF Co. The Trustee claims damages of not less than $9.5 million, as well as punitive damages and treble damages with respect to the Lanham Act claims. Previously, on or about October 10, 2003, a secured creditor of LF Co., Merrill Lynch Business Financial Services, Inc., or Merrill, had filed a complaint in the LF Co. Bankruptcy proceeding against us, which was most recently amended on or about July 6, 2004. Merrill’s claims are duplicated in the Trustee’s suit. We, in turn, have filed answers and counterclaims denying liability to the Trustee and seeking reimbursement of all costs and damages sustained as a result of the Trustee’s actions and in our efforts to assist LF Co. These cases are set for trial in April 2006. We believe that we have meritorious defenses as well as substantial counterclaims against Merrill Lynch and the Trustee. We intend to vigorously contest the above matters. Based on the discovery and depositions to date, we do not believe that the outcome of the above matters will have a material adverse impact on our results of operations or financial condition.
We are involved in various legal proceedings and other legal matters from time to time in the normal course of business. We do not believe that the outcome of any of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Environmental and regulatory considerations
Our property consists principally of reprographics and related production equipment and we lease substantially all of our production and administrative facilities. We are not aware of any environmental liabilities which would have a material impact on our operations and financial condition.

Management
The following table sets forth the name, age and position of our directors and executive officers as of March 1, 2006.

Name	Age	Position

Sathiyamurthy Chandramohan	47	Chief Executive Officer and Chairman of the Board of Directors
Kumarakulasingam Suriyakumar	52	President, Chief Operating Officer and Director
Mark W. Legg	51	Chief Financial Officer and Secretary
Rahul K. Roy	46	Chief Technology Officer
Thomas J. Formolo	41	Director
Edward D. Horowitz	58	Director
Dewitt Kerry McCluggage	51	Director
Mark W. Mealy	48	Director
Manuel Perez de la Mesa	48	Director

Executive officers are appointed by and serve at the pleasure of our board of directors. Prior to our conversion from a California limited liability company to a Delaware corporation, each officer served Holdings in the capacities discussed below.
Sathiyamurthy (“Mohan”) Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and the Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Prior to joining our company, Mr. Chandramohan was employed with U-Save Auto Parts Stores from December 1981 to February 1988, and became the company’s Chief Financial Officer in May 1985 and Chief Operating Officer in March 1987. Mr. Chandramohan served as the President of the International Reprographics Association (IRgA) from August 1, 2001 to July 31, 2002 and continues to be an active member of the IRgA.
Kumarakulasingam (“Suri”) Suriyakumar has served as an advisor of Holdings since March 1998 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device, Inc. in 1990 and became the company’s President and Chief Operating Officer in 1991. Prior to joining our company, Mr. Suriyakumar was employed with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka. Mr. Suriyakumar is an active member of the IRgA.
Mark W. Legg joined Holdings as its Chief Financial Officer in April 1998. From 1987 to 1998, Mr. Legg was employed at Vivitar Corporation, a distributor of photographic, optical, electronic and digital imaging products, as a Vice President and the Chief Financial Officer, and later as its Chief Operating Officer. Before Vivitar, he was director of corporate accounting at Sunrise Medical from 1984 to 1986. From 1979 to 1984, Mr. Legg was employed on the professional staff at Price Waterhouse & Co.
Rahul K. Roy joined Holdings as our Chief Technology Officer in September 2000. Prior to joining our company, Mr. Roy was the Founder, President and Chief Executive Officer of MirrorPlus Technologies, Inc., which developed software for the reprographics industry, from

August 1993 until it was acquired by us in 1999. Mr. Roy served as the Chief Operating Officer of InPrint, a provider of printing, software, duplication, packaging, assembly and distribution services to technology companies, from 1993 until it was acquired by us in 1999.
Thomas J. Formolo has served as an advisor of Holdings since April 2000 and has served as a director of American Reprographics Company since October 2004. Mr. Formolo has been a partner of CHS since 1997 and employed by its affiliates since 1990.
Edward D. Horowitz was appointed as a director of American Reprographics Company in January 2005. Mr. Horowitz is President and Chief Executive Officer of SES American, a market-leading satellite operator, and a member of the Executive Committee of its parent company, SES Global (Euronext Paris, Luxembourg Stock Exchange: SESG). Prior to SES, Mr. Horowitz founded EdsLink LLC, a venture fund providing strategic financial, operations and technology consulting services. From 1997 through 2001 Mr. Horowitz served at Citigroup, a provider of banking, insurance and investment services, as an Executive Vice President and as Founder and Chairman of the e-Citi business unit of Citigroup. Mr. Horowitz also serves as a director of iVillage, a provider of online and offline media-based properties.
Dewitt Kerry McCluggage was appointed as a director of American Reprographics Company in February 2006. Mr. McCluggage has served as the President of Craftsman Films, Inc, which produces motion pictures and television programs, since January 2002. Mr. Cluggage has also served as the Co-Chairman of the Ardustry Home Entertainment, a distributor of home videos, since March 2005. From 1991 to 2004 Mr. McCluggage served as Chairman of the Paramount Television Group where he was responsible for overseeing television operations. Mr. McCluggage served as President of Universal Television from 1987 to 1991.
Mark W. Mealy was appointed as a director of American Reprographics Company in March 2005. Mr. Mealy served as the Managing Director and Group Head of Mergers and Acquisitions of Wachovia Securities, Inc., an investment banking firm, from March 2000 until October 2004. Mr. Mealy served as the Managing Director, Mergers and Acquisitions of First Union Securities, Inc., an investment banking firm, from April 1998 to March 2000. Mr. Mealy also serves as a director of Morton Industrial Group, Inc. a metal fabrication supplier of off-highway construction and agricultural equipment markets.
Manuel Perez de la Mesa functioned as a director for Holdings from July 2002 until his appointment as a director of American Reprographics Company in October 2004. Mr. Perez de la Mesa has been Chief Executive Officer of SCP Pool Corporation, a wholesale distributor of swimming pool supplies and related equipment, since May 2001 and has also been the President of SCP Pool Corporation since February 1999. Mr. Perez de la Mesa served as Chief Operating Officer of SCP Pool Corporation from February 1999 to May 2001.

Selling stockholders
The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2006, and as adjusted to reflect the sale of the shares of common stock offered in this offering, for each stockholder selling shares in this offering.
The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 1, 2006 through the exercise of any stock option or other right. The applicable percentage of ownership for each stockholder is based on 44,625,815 shares of common stock outstanding as of March 1, 2006, together with applicable options for that stockholder. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Shares beneficially			Shares beneficially
	owned prior to			owned after
	this offering			this offering*
			Shares
	Number	Percentage	offered	Number	Percentage
Name	of shares	of class	hereby(1)	of shares	of class

ARC Acquisition Co., L.L.C.(2)	11,042,194	24.7%	3,993,103	7,049,091	15.8%
Micro Device, Inc.(3)	6,630,442	14.9%	945,600	5,684,842	12.7%
OCB Reprographics, Inc.(4)	4,332,882	9.7%	617,934	3,714,948	8.3%
Brownies Blueprint, Inc.(5)	1,553,982	3.5%	221,621	1,332,361	3.0%
Dietrich-Post Company(6)	805,282	1.8%	114,845	690,437	1.5%
Rahul K. Roy(7)	644,000	1.4%	187,000	457,000	1.0%
CHS Associates IV(8)	18,133	**	6,557	11,576	**
Paige Walsh	939	**	340	599	**

* Assumes underwriters have not exercised their option to purchase additional shares.
** Less than one percent of the outstanding shares of common stock.
(1) If the underwriters’ overallotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

		Shares beneficially
		owned assuming
		exercise of
		overallotment option
	Shares beneficially
	owned subject to	Number	Percentage
	overallotment option	of shares	of class

ARC Acquisition Co., L.L.C.(2)	898,448	6,150,643	13.8%
Rahul K. Roy(7)	13,000	444,000	1.0%
CHS Associates IV(8)	1,476	10,100	**
Paige Walsh	76	523	**

If the underwriters’ overallotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

(2) The sole member of ARC Acquisition Co., L.L.C. is Code Hennessy & Simmons IV LP. The general partner of Code Hennessy & Simmons IV LP is CHS Management IV LP. The general partner of CHS Management IV LP is Code Hennessy & Simmons LLC. Code Hennessy & Simmons LLC, CHS Management IV LP and Code Hennessy & Simmons IV LP may be deemed to beneficially own these shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The investment committee of Code Hennessy & Simmons LLC is composed of Andrew W. Code, Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, Peter M. Gotsch, Steven R. Brown, David O. Hawkins and Richard A. Lobo. Messrs. Code, Hennessy, Simmons, Formolo, Gotsch, Brown, Hawkins and Lobo may be deemed to beneficially own these shares due to the fact that they share investment and voting control over shares held by ARC Acquisition Co., L.L.C., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. Andrew W. Code, a member of Code, Hennessy & Simmons LLC was a member of our board of directors from October 2004 until January 2006 and was an advisor of Holdings from May 2002 until January 2005. Thomas J. Formolo has served as an advisor of Holdings since April 2000 and has served as a member of our board of directors since October 2004.
(3) Messrs. Chandramohan and Suriyakumar have ownership interests of 56% and 44%, respectively, in Micro Device, Inc. and serve on its Board of Directors, and each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein. Mr. Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Mr. Suriyakumar has served as an advisor of Holdings since March 1988 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device Inc. in 1990 and became the company’s President and Chief Executive Officer in 1991.
(4) Messrs. Chandramohan and Suriyakumar and Billy E. Thomas have ownership interests of 22.4%, 17.6% and 40%, respectively, in OCB Reprographics, Inc. and serve on its Board of Directors, and each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein. Mr. Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Mr. Suriyakumar has served as an advisor of Holdings since March 1988 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device Inc. in 1990 and became the company’s President and Chief Executive Officer in 1991.
(5) Messrs. Chandramohan and Suriyakumar have ownership interests of 42% and 33%, respectively, in Brownies Blueprint, Inc. and serve on its Board of Directors, and each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein. Mr. Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Mr. Suriyakumar has served as an advisor of Holdings since March 1988 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device Inc. in 1990 and became the company’s President and Chief Executive Officer in 1991.
(6) Messrs. Chandramohan and Suriyakumar have ownership interests of 47.6% and 37.4%, respectively, in Dietrich-Post Company and serve on its Board of Directors, and each could be deemed to have beneficial ownership of all these shares. Messrs. Chandramohan and Suriyakumar each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interests therein. Mr. Chandramohan has served as an advisor and the Chairman of the Board of Advisors of Holdings since March 1998 and has served as a director and Chairman of the Board of Directors of American Reprographics Company since October 2004. Mr. Chandramohan joined Micro Device, Inc. (our predecessor company) in February 1988 as President and became the Chief Executive Officer in March 1991. Mr. Suriyakumar has served as an advisor of Holdings since March 1988 and has served as a director of American Reprographics Company since October 2004. Mr. Suriyakumar joined Micro Device, Inc. in 1989. He became the Vice President of Micro Device Inc. in 1990 and became the company’s President and Chief Executive Officer in 1991.
(7) Includes 644,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 1, 2006, of which 187,000 options will be exercised in connection with the offering and an additional 13,000 options will be exercised if the underwriters’ overallotment option is exercised in full.
(8) The managing general partner of CHS Associates IV is Code Hennessy & Simmons LLC. Code Hennessy & Simmons LLC may be deemed to beneficially own these shares, but disclaims beneficial ownership of shares in which it does not have a pecuniary interest.

Underwriting
The selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as joint book-running managers and joint lead managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement, the selling stockholders have agreed to sell to each underwriter named below, and such underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below:

Number
of
Underwriter	shares

J.P. Morgan Securities Inc.	1,978,275
Goldman, Sachs & Co.	1,673,925
Robert W. Baird & Co. Incorporated	760,875
CIBC World Markets Corp.	760,875
Credit Suisse Securities (USA) LLC	608,700
William Blair & Company, L.L.C.	304,350

Total	6,087,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are committed to purchase all the shares, other than those covered by the overallotment option described below, if they purchase any of the shares.
Certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 913,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.
The following table shows the per share and total underwriting discounts and commissions that the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Underwriting discounts and commissions

	Paid by selling stockholders

	No	Full
	over-allotment	over-allotment
	exercise	exercise

Per share	$1.8113	$1.8113
Total	$11,025,383	$12,679,100

The underwriters initially propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not to exceed $1.035 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
Our common stock is traded on the New York Stock Exchange under the symbol “ARP.”
We, the selling stockholders, our directors and executive officers and certain other stockholders have agreed with the underwriters that we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, will not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co.:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of our common stock to the underwriters in connection with this offering;

•	the granting by us of options to purchase shares of our common stock under existing employee stock plans;

•	the issuance by us of shares of our common stock upon the exercise of options granted under existing employee stock plans;

•	the granting by us of shares of our common stock under existing employee stock plans;

•	shares of our common stock acquired in open market transactions by any person other than us;

•	transfers to affiliates by any person other than us of shares of our common stock or securities convertible into shares of our common stock;

•	transfers or distributions by any person other than us of shares of our common stock or securities convertible into shares of our common stock to limited partners or stockholders of the transferor;

•	transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts; or

•	transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock to any trust the sole beneficiaries of which are the transferor and/or his or her immediate family members;

provided that in the case of each of the last five transactions above, each donee, distributee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding paragraph; In addition, our directors, executive officers, the selling stockholders and certain other stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., they will not, during the period ending 90 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.
J.P. Morgan Securities Inc. and Goldman, Sachs & Co. may release any of the securities subject to these lock-up agreements at any time without notice. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have advised us that they will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party’s reason for making the request. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.
In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the New York Stock Exchange may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.
Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and

Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
This prospectus supplement and accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
We estimate that our total expenses attributable to this offering will be approximately $450,000, excluding underwriting discounts and commissions.
In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us or the selling stockholders for which they have received and will receive customary fees and expenses.
An affiliate of Goldman, Sachs & Co. is a lender under ARC’s credit facilities, having a commitment to lend up to $5.0 million under the revolving facility which, as of March 20,

2006, had an outstanding balance of $3.0 million. S. Chandramohan, the Chief Executive Officer of the company, maintains a private investment account with Goldman, Sachs & Co. In connection with a project to construct a new Goldman, Sachs & Co. headquarters in New York City, following a competitive bidding process, the developer, with Goldman, Sachs & Co.’s concurrence, has selected ARC to provide reprographics services for the project.
Validity of common stock
The validity of the shares of common stock being offered will be passed upon for American Reprographics Company by Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP, San Francisco, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

Report of independent registered public accounting firm
The Board of Directors and Stockholders
American Reprographics Company:
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of American Reprographics Company and its subsidiaries (the “Company”) at December 31, 2004 and 2005, and the results of their operations and their cash flows each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Also, as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for its redeemable preferred members’ equity upon adoption of Statement of Financial Accounting Standard No. 150 effective July 1, 2003.
/s/ PRICEWATERHOUSECOOPERS LLP
Los Angeles, California
March 15, 2006

American Reprographics Company and subsidiaries
Consolidated balance sheets

December 31,
(in thousands, except share data)	2004	2005

Assets
Current assets:
Cash and cash equivalents	$13,826	$22,643
Accounts receivable, net of allowance for doubtful accounts of $3,053 and $3,172, respectively	61,679	71,062
Inventories, net of inventory obsolescence of $321 and $430, respectively	6,012	6,817
Deferred income taxes	1,364	4,272
Prepaid expenses and other current assets	7,855	6,425

Total current assets	90,736	111,219
Property and equipment, net	35,023	45,773
Goodwill	231,357	245,271
Other intangible assets, net	12,095	21,387
Deferred financing costs, net	6,619	923
Deferred income taxes	—	16,216
Other assets	1,504	1,573

Total assets	$377,334	$442,362

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$21,170	$20,811
Accrued payroll and payroll-related expenses	11,683	15,486
Accrued expenses	25,209	18,684
Current portion of long-term debt and capital leases	10,276	20,441

Total current liabilities	68,338	75,422
Long-term debt and capital leases	310,557	253,371
Mandatorily redeemable preferred membership units	27,814	—
Deferred income taxes	5,634	—

Total liabilities	$412,343	$328,793

Commitments and contingencies (Note 7)
Stockholders’ equity (deficit):
Members’ deficit	(32,688)	—
Preferred stock, $.001 par value, 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.001 par value, 150,000,000 shares authorized; no shares issued and outstanding at December 31, 2004 and 44,598,815 shares issued and outstanding December 31, 2005	—	44
Additional paid-in capital	—	56,825
Deferred stock-based compensation	(2,527)	(1,903)
Retained earnings	—	58,561
Accumulated other comprehensive income	206	42

Total stockholders’ equity (deficit)	(35,009)	113,569

Total liabilities and stockholders’ equity	$377,334	$442,362

The accompanying notes are an integral part of these consolidated financial statements.

American Reprographics Company and subsidiaries
Consolidated statements of operations

Year ended December 31,
(in thousands, except per share data)	2003	2004	2005

Reprographics services	$315,995	$333,305	$369,123
Facilities management	59,311	72,360	83,125
Equipment and supplies sales	40,654	38,199	41,956

Total net sales	415,960	443,864	494,204
Cost of sales	252,028	263,787	289,580

Gross profit	163,932	180,077	204,624

Selling, general and administrative expenses	101,252	105,780	112,679
Provision for sales tax dispute settlement	—	1,389	—
Amortization of intangible assets	1,709	1,695	2,120

Income from operations	60,971	71,213	89,825

Other income	1,024	420	381
Interest expense, net	(39,390)	(33,565)	(26,722)
Loss on early extinguishment of debt	(14,921)	—	(9,344)

Income before income tax provision	7,684	38,068	54,140
Income tax provision (benefit)	4,131	8,520	(6,336)

Net income	$3,553	$29,548	$60,476

Dividends and amortization of discount on preferred members’ equity	(1,730)	—	—

Net income attributable to common shares	$1,823	$29,548	$60,476

Net income attributable to common shares:
Basic	$0.05	$0.83	$1.43

Diluted	$0.05	$0.79	$1.40

Weighted average common shares outstanding:
Basic	35,480,289	35,493,136	42,264,001
Diluted	37,298,349	37,464,123	43,178,001

The accompanying notes are an integral part of these consolidated financial statements.

American Reprographics Company and subsidiaries
Consolidated statements of stockholders’ equity
and comprehensive income

		Common stock					Accumulated
				Additional			other	Total
	Members’		Par	paid-in	Deferred	Retained	comprehensive	stockholders’
(dollars in thousands)	deficit	Shares	value	capital	compensation	earnings	income	equity

Balance at December 31, 2002	$(60,248)	—	$—	$—	$—	$—	$(834)	$(61,082)
Comprehensive income:
Net income	3,553	—	—	—	—	—	—	3,553
Reclassification to interest expense related to swap contract	—	—	—	—	—	—	834	834
Interest rate swap fair value adjustment	—	—	—	—	—	—	(822)	(822)

Comprehensive income								3,565
Issuance of common membership units	111	—	—	—	—	—	—	111
Distribution to members	(1,670)							(1,670)
Accretion of noncash portion of yield on mandatorily redeemable preferred membership units	(858)	—	—	—	—	—	—	(858)
Amortization of discount on mandatorily redeemable preferred membership units	(81)	—	—	—	—	—	—	(81)

Balance at December 31, 2003	(59,193)	—	—	—	—	—	(822)	(60,015)
Deferred stock-based compensation charge for options issued to employees	3,074	—	—	—	(3,074)	—	—	—
Amortization of stock-based compensation	—	—	—	—	547	—	—	547
Comprehensive income:
Net income	29,548	—	—	—	—	—	—	29,548
Fair value adjustment of derivatives, net of tax	—	—	—	—	—	—	1,028	1,028

Comprehensive income								30,576
Issuance of common membership units	118	—	—	—	—	—	—	118
Write-off of notes receivable from members related to common membership units issued in 1998	(111)	—	—	—	—	—	—	(111)
Distribution to members	(6,124)	—	—	—	—	—	—	(6,124)

Balance at December 31, 2004	(32,688)	—	—	—	(2,527)	—	206	(35,009)

(Continued)

		Common stock					Accumulated
				Additional			other	Total
	Members’		Par	paid-in	Deferred	Retained	comprehensive	stockholders’
(dollars in thousands)	deficit	Shares	value	capital	compensation	earnings	income	equity

Amortization of deferred stock-based compensation for the period from January 1 to February 9, 2005	—	—	—	—	61	—	—	61
Comprehensive income for the period January 1 to February 9, 2005:
Net income	1,914	—	—	—	—	—	—	1,914
Fair value adjustment of derivatives							195	195
Comprehensive income								2,109
Distributions to members	(8,244)	—	—	—	—	—	—	(8,244)
Reorganization from LLC to “C” Corporation	39,018	35,510,011	35	(39,053)	—	—	—	—
Issuance of common stock in initial public offering, net of underwriting discounts	—	7,666,667	8	92,682	—	—	—	92,690
Issuance of common stock in exchange for warrants exercised upon initial public offering	—	754,476	1	—	—	—	—	1
Direct costs of initial public offering	—	—	—	(3,916)	—	—	—	(3,916)
Amortization of deferred stock-based compensation for the period from February 10 to December 31, 2005	—	—	—	—	563	—	—	563
Issuance of common stock under Employee Stock Purchase Plan	—	362,061	—	4,000	—	—	—	4,000
Stock options exercised	—	305,600	—	1,536	—	—	—	1,536
Tax benefit from exercise of stock options	—	—	—	1,576	—	—	—	1,576
Comprehensive income for the period from February 10, to December 31, 2005:
Net income	—	—	—	—	—	58,561	—	58,561
Fair value adjustment of derivatives , net of tax effects	—	—	—	—	—	—	(359)	(359)

Comprehensive income								58,202

Balance at December 31, 2005	$—	44,598,815	$44	$56,825	$(1,903)	$58,561	$42	$113,569

The accompanying notes are an integral part of these consolidated financial statements.

American Reprographics Company and subsidiaries
Consolidated statements of cash flows

Year ended December 31,
(dollars in thousands)	2003	2004	2005

Cash flows from operating activities:
Net income	$3,553	$29,548	$60,476
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of yield on redeemable preferred member units	949	2,023	449
Allowance for doubtful accounts	1,698	1,281	771
Reserve for inventory obsolescence	248	89	88
Reserve for sales tax liability	—	1,389	—
Depreciation	18,228	17,035	17,045
Amortization of intangible assets	1,709	1,695	2,120
Amortization of deferred financing costs	1,559	1,964	1,660
Noncash interest expense	8,565	—	—
Deferred income taxes	1,622	867	(24,815)
Write-off of unamortized debt discount	3,875	—	—
Write-off of deferred financing costs	5,129	590	7,089
Amortization of deferred stock-based compensation	—	547	624
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable	1,802	(5,780)	(3,964)
Inventory	1,034	386	754
Prepaid expenses and other assets	410	(3,133)	433
Accounts payable and accrued expenses	(2,144)	12,357	(6,082)

Cash provided by operating activities	48,237	60,858	56,648

Cash flows from investing activities:
Capital expenditures	(4,992)	(5,898)	(5,237)
Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions	(3,116)	(4,654)	(22,380)
Other	(228)	(34)	70

Cash used in investing activities	(8,336)	(10,586)	(27,547)

Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discounts	—	—	92,690
Direct costs of initial public offering	—	—	(1,487)
Proceeds from stock option exercises	—	—	1,536
Proceeds from issuance of common stock under Employee Stock Purchase Plan	—	—	4,000
Redemption of preferred member units	—	—	(28,263)
Proceeds from borrowings under debt agreements	337,750	1,000	18,000
Payments on long-term debt under debt agreements	(375,613)	(48,400)	(97,212)
Payment of loan fees	(8,159)	(355)	(1,304)
Proceeds from issuance of common membership units	111	118	—
Member distributions and redemptions	(1,670)	(6,124)	(8,244)

Cash used in financing activities	(47,581)	(53,761)	(20,284)

Net change in cash and cash equivalents	(7,680)	(3,489)	8,817
Cash and cash equivalents at beginning of period	24,995	17,315	13,826

Cash and cash equivalents at end of period	$17,315	$13,826	$22,643

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$28,190	$25,165	$28,508

Income taxes	$1,966	$5,720	$21,323

Noncash investing and financing activities
Noncash transactions include the following:
Accretion of noncash portion of yield on preferred membership units	$858	$—	$—
Amortization of discount on preferred membership units	$81	$—	$—
Capital lease obligations incurred	$4,443	$7,413	$19,403
Issuance of subordinated notes in connection with the acquisition of businesses	$—	$915	$10,293
Change in fair value of derivatives	$(822)	$1,028	$(164)
The accompanying notes are an integral part of these consolidated financial statements.

American Reprographics Company and subsidiaries
Notes to consolidated financial statements
(dollars in thousands, except dollars per share)

1.	Description of business and basis of presentation
American Reprographics Company (ARC or the Company) is the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. ARC also provides these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that also require sophisticated document management services. The Company conducts its operations through its wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company (Opco), and its subsidiaries.
Reorganization and initial public offering
Prior to the consummation of the Company’s initial public offering on February 9, 2005, the Company was reorganized (the Reorganization) from a California limited liability company (American Reprographics Holdings, L.L.C. or Holdings) to a Delaware corporation (American Reprographics Company). In connection with the Reorganization, the members of Holdings exchanged their common member units for common stock of the Company. Each option issued to purchase Holdings’ common member units under Holding’s equity option plan was exchanged for an option exercisable for shares of ARC’s common stock with the same exercise prices and vesting terms as the original grants. In addition, all outstanding warrants to purchase common units of Holdings were exchanged for shares of ARC’s common stock.
On February 9, 2005, the Company closed an initial public offering (IPO) of its common stock consisting of 13,350,000 shares at $13.00 per share. Of these shares 7,666,667 were newly issued shares sold by the Company and 5,683,333 were outstanding shares sold by shareholders. The Company used net proceeds from its IPO to prepay $50.7 million of its $225 million senior second priority secured term loan facility and $9 million of its $100 million senior first priority secured term loan facility. As required by the operating agreement of Holdings, the Company also repurchased all of the preferred equity of Holdings upon the closing of the Company’s initial public offering with $28.3 million of the net proceeds from the IPO.
Due to their tax attributes, certain members of Holdings have in the past elected to receive less than their proportionate share of distributions for income taxes as a result of a difference in the tax basis of their equity interest in Holdings. In accordance with the terms of the operating agreement of Holdings, the Company made a cash distribution of $8.2 million to such members on February 9, 2005 in connection with the consummation of its IPO to bring their proportionate share of tax distributions equal to the rest of the members of Holdings. These distributions have been reclassified into additional paid-in capital in the Company’s consolidated balance sheet as of December 31, 2005 in connection with the Reorganization in February 2005.
Basis of presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions for the periods presented have been eliminated in consolidation. In management’s opinion, the consolidated financial statements presented herein reflect all adjustments of a normal and recurring nature that are necessary to fairly present the consolidated financial statements.

2.	Summary of significant accounting policies
Cash equivalents
Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.
The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.
Concentrations of credit risk and significant vendors
Concentrations of credit risk with respect to trade receivables are limited due to a large, diverse customer base. No individual customer represented more than 2% of net sales during the twelve months ended December 31, 2003, 2004 and 2005.
The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. The Company estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of its customers. To date, losses have been within the range of management’s expectations.
The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company’s inventory, management believes any shortfalls from existing suppliers would be absorbed from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely effect results.
Purchases from the Company’s three largest vendors during the years ended December 31, 2003, 2004 and 2005 comprised approximately 51%, 54%, and 48%, respectively, of the Company’s total purchases of inventory and supplies.
Inventories
Inventories are valued at the lower of cost (principally determined on a first-in, first-out basis) or market. Inventories primarily consist of reprographics materials for use and resale and equipment for resale. On an ongoing basis, inventories are reviewed and written down for estimated obsolescence or unmarketable inventories equal to the difference between the cost of inventories and the estimated net realizable value. Charges to increase inventory reserves are recorded as an increase in cost of goods sold. Estimated inventory obsolescence has been provided for in the financial statements and has been within the range of management’s expectations. As of December 31, 2004 and 2005, the reserves for inventory obsolescence amounted to $321 and $430, respectively.

Property and equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Buildings and leasehold improvements	10-20 years
Machinery and equipment	3-7 years
Furniture and fixtures	3-7 years

Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized using the straight-line method over the life of the asset or term of the lease, whichever is shorter. Such amortization expense is included in depreciation expense. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Expenses for repairs and maintenance are charged to expense as incurred, while renewals and betterments are capitalized. Gains or losses on the sale or disposal of property and equipment are reflected in operating income.
The Company accounts for computer software costs developed for internal use in accordance with Statement of Position 98-1 (SOP 98-1), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which requires companies to capitalize certain qualifying costs incurred during the application development stage of the related software development project. The primary use of this software is for internal use and, accordingly, such capitalized software development costs are amortized on a straight-line basis over the economic lives of the related products not to exceed three years. The Company’s machinery and equipment (see Note 4) include $4,574, $4,041 and $3,984 of capitalized software development costs as of December 31, 2003, 2004 and 2005, respectively, net of accumulated amortization of $2,519, $4,638 and $6,852 as of December 31, 2003, 2004 and 2005, respectively. Depreciation expense includes the amortization of capitalized software development costs which amounted to $1,763, $2,120 and $2,214 during the years ended December 31, 2003, 2004 and 2005, respectively.
In August 2002, the Company decided to license internally developed software for use by third-party reprographics companies. In accordance with SOP 98-1, the Company applies the net revenues from certain of its software licensing activity to reduce the carrying amount of the capitalized software costs. Software licensing revenues which have been offset against the carrying amount of capitalized software costs amounted to $98, $159 and $232 during the years ended December 31, 2003, 2004 and 2005, respectively.
Impairment of long-lived assets
The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, the company has not recognized an impairment charge related to the write-down of long-lived assets.
Goodwill and other intangible assets
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate that the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.
SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company’s business, the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.
In accordance with SFAS 142, the Company completed the first step of the transitional goodwill impairment test during May 2002 and the annual impairment test in September 2002 and determined based on such tests that no impairment of goodwill was indicated. The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test. Based on the Company’s valuation of goodwill, no impairment charges related to the write-down of goodwill were recognized for the years ended December 31, 2003, 2004 and 2005.

Prior to January 1, 2002, goodwill related to businesses purchased was amortized on a straight-line basis over 40 years.
In connection with its acquisitions subsequent to July 1, 2001, the Company has applied the provisions of SFAS No. 141 “Business Combinations”, using the purchase method of accounting. The assets and liabilities assumed were recorded at their estimated fair values. The excess purchase price over those fair values was recorded as goodwill and other intangible assets.
The changes in the carrying amount of goodwill from December 31, 2004 through December 31, 2005 are summarized as follows:

Goodwill

Balance at December 31, 2004	$231,357
Additions	13,914

Balance at December 31, 2005	$245,271

The additions to goodwill include the excess purchase price over fair value of net assets acquired, adjustments to acquisition costs and certain earnout payments.
Other intangible assets that have finite useful lives are amortized over their useful lives. An impaired asset is written down to fair value. Intangible assets with finite useful lives consist primarily of not-to-compete covenants, trade names, and customer relationships and are amortized over the expected period of benefit which ranges from two to twenty years using the straight-line and accelerated methods. Customer relationships are amortized under an accelerated method which reflects the related customer attrition rates and trade names are amortized using the straight-line method. At December 31, 2004 and 2005, customer relationships and the related accumulated amortization consist of $14,880 and $25,588, and $4,297 and $6,241, respectively. Trade names and the related accumulated amortization consist of $1,739 and $2,369, and $227 and $329 at December 31, 2004 and 2005, respectively. Amortization expense related to intangible assets for the years ended December 31, 2003, 2004 and 2005 was $1,709, $1,695, and $2,079, respectively.
The estimated future amortization expense of other intangible assets as of December 31, 2005 are as follows:

2006	$2,632
2007	2,417
2008	2,100
2009	1,911
2010	1,732
Thereafter	10,595

$21,387

Deferred financing costs
Direct costs incurred in connection with indebtedness agreements are capitalized as incurred and amortized on a straight line basis over the term of the related indebtedness, which approximates the effective interest method. At December 31, 2004 and 2005, the Company has deferred financing costs of $6,619 and $923, respectively, net of accumulated amortization of $2,072 and $7, respectively. As discussed further in Note 5, the Company wrote-off $6,318 of deferred financing costs in 2003 as a result of the refinancing of the Company’s credit facilities in December 2003. Approximately $1,189 of deferred financing costs written-off were incurred during 2003. In addition, during 2004, the Company accelerated the repayment of debt under its 2003 Senior Credit Facility as discussed in Note 5. As a result, the Company wrote-off $590 of deferred financing costs during 2004. In December 2005, the Company wrote off $5,407 of its remaining deferred financing costs as a result of the refinancing of the Company’s credit facilities on December 21, 2005.
Derivative financial instruments
In 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), and its related amendments. As a result of the adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as its interest rate swap contracts, as either assets or liabilities in the consolidated financial statements at fair value.
The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings.
The Company enters into interest rate swaps to manage its exposure to changes in interest rates. Interest rate swaps also allow the Company to raise funds at floating rates and effectively swap them into fixed rates. These agreements involve the exchange of floating-rate for fixed-rate payments without the exchange of the underlying principal amount.
During 2003, the Company recorded an interest benefit of $3,954 based on the improvement in the market value of the interest rate swap agreements as compared to the prior year, net of $834 of amortization of the original transition adjustment. The agreements expired in September 2003.
In September 2003, the Company entered into a new interest rate swap agreement with an initial notional amount of $111,160. Under the terms of this swap agreement, the Company pays a fixed rate of 2.29% and receives a variable rate on the notional amount equal to the Eurodollar rate. The swap agreement provides for a quarterly reduction of $1,863 in the notional amount of the swap starting in October 2003 until July 2005, when the notional amount of the swap will be reduced to $95,988 until its expiration in September 2005. Because this swap agreement has been designated and qualifies as a cash flow hedge under SFAS No. 133, the Company has recorded the fair value of this swap agreement in “Accrued expenses” in the Company’s consolidated balance sheet with a corresponding adjustment to other comprehensive income (loss) as of and for the year ended December 31, 2003 and 2004. This swap agreement had a negative fair value of $822 and a positive fair value of $386 as of December 31, 2003 and 2004, respectively. The counterparty to this interest rate swap is a financial institution with a high credit rating. Management does not believe that there is a significant risk of nonperformance by the counterparty. The interest rate swap expired during the year ended December 31, 2005. For the year ended December 31, 2003 and 2004, the Company determined that its interest rate swap qualified as an effective hedge as defined by SFAS 133.

In January 2004, the Company entered into two interest rate collar agreements, referred to as the front-end and the back-end interest rate collar agreements. The front-end interest rate collar agreement has an initial notional amount of $22,566 which is increased quarterly to reflect reductions in the notional amount of our interest rate swap agreement, such that the notional amount of the swap agreement, together with the notional amount of the front-end interest rate collar agreement, remains not less than 40% of the aggregate principal amount outstanding on our 2003 Senior Credit Facility. The front-end interest rate collar agreement expired in September 2005. The back-end interest rate collar agreement became effective upon expiration of the swap agreement and front-end interest rate collar agreement in September 2005 and has a fixed notional amount of $111,000. The back-end interest rate collar agreement expires in December 2006. At December 31, 2005, the fair value of the back-end interest rate collar agreement was $42 and is recorded in “Accrued expenses” in the Company’s consolidated balance sheet.
Adoption of Statement of Financial Accounting Standard No. 150
Effective July 1, 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The scope of this pronouncement includes mandatorily redeemable equity instruments.
Upon the adoption of SFAS No. 150, the Company’s mandatorily redeemable preferred membership units (the Preferred Units) $27,814 as of December 31, 2004 have been classified as long-term liabilities in the Company’s consolidated balance sheet as they are redeemable at a fixed and determinable date (upon or after the earlier of the occurrence of a qualified IPO or April 10, 2010). Dividends and accretion related to the Preferred Units, which previously had been recorded below net income as a charge in determining net income available to common shares have been charged to interest expense in the accompanying consolidated statement of operations since adoption of this standard on July 1, 2003 and amounted to $3,878 and $449 during the year ended December 31, 2004 and 2005, respectively. In accordance with SFAS No. 150, dividends and accretion related to the mandatorily redeemable preferred membership units recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS 150, dividends paid on the Preferred Units were accounted for as a direct reduction to members’ equity, and the Preferred Units were presented between liabilities and members’ deficit in the Company’s consolidated balance sheet. As discussed in Note 1—“Initial Public Offering and Reorganization”, the Company redeemed all of the Preferred Units on February 9, 2005 in connection with the consummation of its initial public offering (IPO). The redemption price amounted to $28,263 based on the Preferred Units’ Liquidation Value at the IPO date.
Fair values of financial instruments
The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:
Cash and cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value due to the relatively short period to maturity of these instruments.

Short- and long-term debt (excluding the Holdings and Opco Notes). The carrying amounts of the Company’s borrowings reported in the consolidated balance sheets approximate their fair value based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements or since the floating rates change with market conditions.
Interest rate swap and collar agreements. The fair values of the interest rate swap and collar agreements, as previously disclosed, are the amounts at which they could be settled based on estimated market rates.
Self-insurance liability
We are self-insured for a significant portion of our risks and associated liabilities with respect to workers’ compensation. The accrued liabilities associated with this program is based on our estimate of the ultimate costs to settle known claims as well as claims incurred but not yet reported to us (“IBNR Claims”) as of the balance sheet date. Our estimated liability is not discounted and is based on information provided by our insurance brokers and insurers, combined with our judgments regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation and our claims settlement practices.
Revenue recognition
The Company applies the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.
The Company recognizes revenues from reprographics and facilities management services when services have been rendered while revenues from the resale of reprographics supplies and equipment are recognized upon shipment.
The Company has established contractual pricing for certain large national customer accounts (Premier Accounts). These contracts generally establish uniform pricing at all branches for Premier Accounts. Revenues earned from the Company’s Premier Accounts are recognized in the same manner as non-Premier Account revenues and the Company has no additional performance obligations.
Included in revenues are fees charged to customers for shipping, handling and delivery services. Such revenues amounted to $23,060, $25,462 and $29,553 for the years ended December 31, 2003, 2004 and 2005, respectively.
Revenues from software licensing activities are recognized over the term of the license. Revenues from membership fees are recognized over the term of the membership agreement. Revenues from software licensing activities and membership revenues comprise less than 1% of the Company’s consolidated revenues during the years ended December 31, 2003, 2004 and 2005.

Management provides for returns, discounts and allowances based on historic experience and adjusts such allowances as considered necessary. To date, such provisions have been within the range of management’s expectations.
Comprehensive income
SFAS No. 130, “Reporting Comprehensive Income,” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in members’ equity (deficit), except those resulting from investments by or distributions to members. The Company’s comprehensive income includes the change in fair value of derivative instruments and is included in the consolidated statement of stockholders equity and comprehensive income.
Segment and geographic reporting
The provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, require public companies to report financial and descriptive information about their reportable operating segments. The Company identifies reportable segments based on how management internally evaluates separate financial information, business activities and management responsibility. On that basis and based on operating segments that have similar economic characteristics, products and services and class of customers which have been aggregated, the Company operates as a single reportable business segment.
The Company recognizes revenues in geographic areas based on the location to which the product was shipped or services have been rendered. Operations outside the United States of America have been immaterial to date.
The following summary presents the Company’s revenues for each of the Company’s significant products and service lines:

Year ended December 31,	2003	2004	2005

Reprographics services	$315,227	$332,004	$367,517
Facilities management	59,311	72,360	83,125
Equipment and supplies sales	40,654	38,199	41,956
Software licenses and membership fees	768	1,301	1,606

Total	$415,960	$443,864	$494,204

Advertising and shipping and handling costs
Advertising costs are expensed as incurred and approximated $1,807, $2,239 and $2,773 during the years ended December 31, 2003, 2004 and 2005, respectively. Shipping and handling costs incurred by the Company are included in cost of sales.
Income taxes
Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax benefits credited to stockholders’ equity relate to tax benefits associated with amounts that are deductible for income purposes but do not impact net income. These benefits are principally generated from employee exercises of non-qualified stock options.
Stock-based compensation
The Company accounts for grants of options to purchase its common stock to key personnel in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Certain Transactions Involving Stock Compensation. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. The disclosure provisions are required, however, for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, “Accounting for Stock Issued to Employees”.
The Company has adopted the disclosure requirements of SFAS No. 148 effective January 1, 2003. The adoption of this standard did not have a significant impact on the Company’s financial condition or operating results.
The Company accounts for grants of options to employees to purchase its common stock using the intrinsic value method in accordance with APB Opinion No. 25 and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. As permitted by SFAS No. 123 and as amended by SFAS No. 148, the Company has chosen to continue to account for such option grants under APB Opinion No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

Had compensation cost for the Company’s option grants been determined based on their fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net income per common share for the years ended December 31, 2003, 2004 and 2005 would have been decreased to the adjusted pro forma amounts indicated below:

Year ended December 31,	2003	2004	2005

Net income attributed to common shares
As reported	$1,823	$29,548	$60,476
Equity-based employee compensation cost included in as reported net income	-	547	624
Equity-based employee compensation cost that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(225)	(727)	(953)

Adjusted	$1,598	$29,368	$60,147

Basic earnings per common share:
As reported	$0.05	$0.83	$1.43
Equity-based employee compensation cost, net of related tax effects, included in as reported net income attributed to common shares	-	0.02	0.01
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(0.01)	(0.02)	(0.02)

Adjusted	$0.04	$0.83	$1.42

Diluted earnings per common share:
As reported	$0.05	$0.79	$1.40
Equity-based employee compensation cost, net of related tax effects, included in as reported net income attributed to common shares	-	0.02	0.01
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(0.01)	(0.02)	(0.02)

Adjusted	$0.04	$0.79	$1.39

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2004 and 2005: dividend yields of 0% for all periods; expected volatility of 0%, 36% and 28.3%, respectively; risk-free interest rates of 2.6%, 2.9% and 3.8%, respectively; and expected lives of 2.0 years, 2.5 years and 6.0 years, respectively. Prior to the one-year period preceding the anticipated initial public offering, the Company used the minimum value method to determine fair value of option grants.
Research and development expenses
Research and development activities relate to the development of software primarily for internal use. Costs incurred for research and development are comprised of a) amounts capitalized in accordance with SOP 98-1 as discussed in “Property and Equipment” in Note 2, and b) amounts which are expensed as incurred. Cash outlays for research and development which include both capitalized and expensed items amounted to $2,775, $2,514, and $2,902 during the twelve months ended December 31, 2003, 2004 and 2005, of which $874, $769 and $977 were expensed as incurred during 2003, 2004, and 2005, respectively.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Earnings per share
The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common share equivalents are excluded from the computation if their effect is anti-dilutive. There are no common share equivalents excluded for antidilutive effects for the periods presented below. The Company’s common share equivalents consist of stock options issued under the Company’s Stock Option Plan as well as warrants to purchase common shares issued during 2000 to certain creditors of the Company as discussed further in the long-term debt section (Note 5).
Basic and diluted earnings per common share were calculated using the following units for the years ended December 31, 2003, 2004 and 2005:

Year ended December 31,	2003	2004	2005

Weighted average common shares outstanding—basic	35,480,289	35,493,136	42,264,001
Effect of dilutive stock options	985,991	1,138,918	833,579
Effect of dilutive warrants	832,069	832,069	80,420

Weighted average common shares outstanding—diluted	37,298,349	37,464,123	43,178,001

Recent accounting pronouncements
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company on January 1, 2006. The Company has concluded that SFAS No. 151 will not have a material impact on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.“ SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS 123R, as supplemented by SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. The Company will adopt the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, will not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in the first quarter of fiscal 2006 will include: 1) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which will then be amortized on a straight-line basis over the requisite service period. The Company is currently assessing the provisions of SFAS 123 and the impact that it will have on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. The Company has concluded that SFAS No. 153 will not have a material impact on its consolidated financial statements.
In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of SFAS 143. This statement clarified the term conditional asset retirement obligation and is effective for the Company’s fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on the Company’s consolidated financial statements.
In September 2005, the EITF amended and ratified previous consensus on EITF No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” which addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. This consensus applies to leasehold improvements that are purchased or acquired in reporting periods beginning after ratification. Adoption of the provisions of EITF No. 05-6 did not have an impact on the Company’s consolidated financial statements.
In May 2005, the FASB issued FAS 154, which changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Company began applying the provisions of this statement during the fourth quarter of 2005.
3. Acquisitions
During 2003, the Company acquired the assets and liabilities of four reprographics companies in the United States. In addition, the Company also acquired certain assets of a reprographics company in bankruptcy. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $870, which the Company paid in cash.
During 2004, the Company acquired the assets and liabilities of six reprographics companies in the United States. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $3,740, for which the Company paid $2,825 in cash and issued $915 of notes payable to the former owners of the acquired companies.
During 2005, the Company acquired the assets and liabilities of 14 reprographics companies in the United States. The aggregate purchase price of such acquisitions, including related acquisition costs, amounted to approximately $32,080, for which the Company paid $21,786 in cash and issued $10,293 of notes payable to the former owners of the acquired companies.
The results of operations of the companies acquired during the years ended December 31, 2003, 2004 and 2005 have been included in the consolidated financial statements from their respective dates of acquisition. Such acquisitions were accounted for using the purchase method of accounting, and, accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair values at the dates of acquisition. The excess purchase price over the net assets acquired has been allocated to goodwill and other intangible assets. For income tax purposes, $217, $1,912 and $21,069 of goodwill resulting from acquisitions completed during the years ended December 31, 2003, 2004 and 2005, respectively, are amortized over a 15-year period.

The assets and liabilities of the entities acquired during each period are as follows:

December 31,	2004	2005

Purchase price	$3,740	$32,080

Cash and cash equivalents	97	1,235
Accounts receivable	518	5,767
Property and equipment	1,476	2,735
Inventories	550	1,729
Other assets	52	821

Total assets	2,693	12,287
Accounts payable	576	2,568
Accrued expenses	316	1,594
Long-term debt	40	853

Net assets acquired	1,761	7,272

Excess purchase price over net tangible assets acquired	$1,979	$24,808

Intangible assets:
Customer relationships	$1,049	$10,780
Trade names	86	630
Goodwill	844	13,398

	$1,979	$24,808

Customer relationships and trade names acquired are amortized over their estimated useful lives of thirteen and twenty years using accelerated (based on customer attrition rates) and straight-line methods, respectively.
The following summary presents the Company’s unaudited pro forma results, as if the acquisitions had been completed at the beginning of each year presented:

Year ended December 31,	2003	2004	2005

Net sales	$430,130	$450,906	$524,630
Net income attributable to common equity	$2,286	$29,813	$69,022
Earnings per share:
Basic	$0.06	$0.84	$1.63
Diluted	$0.06	$0.80	$1.60

The above pro forma information is presented for comparative purposes only and is not necessarily indicative of what actually would have occurred had the acquisitions been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

Certain acquisition agreements entered into by the Company contain earnout agreements which provide for additional consideration (Earnout Payments) to be paid if the acquired entity’s results of operations exceed certain targeted levels measured on an annual basis generally from four to five years after the acquisition. Targeted levels are generally set above the historical experience of the acquired entity at the time of acquisition. Earnout Payments are recorded as additional purchase price and are to be paid annually in cash. Accrued expenses in the accompanying consolidated balance sheets include $222 and $458 of Earnout Payments payable as of December 31, 2004 and 2005, respectively, to former owners of acquired companies based on the earnings of acquired entities. The increase to goodwill as of December 31, 2004 and 2005 as a result of the accrued earnouts was $222 and $458, respectively.
The earnout provisions generally contain limits on the amount of Earnout Payments that may be payable over the term of the agreement. The Company’s estimate of the aggregate amount of additional consideration that may be payable over the terms of the earnout agreements subsequent to December 31, 2005 is approximately $1,516.
In accordance with FAS 141, the Company made certain adjustments to goodwill as a result of changes to the purchase price of acquired entities, during the one year period subsequent to the acquisition. The net increase to goodwill as of December 31, 2004 and 2005 as a result of purchase price adjustments was $1,232 and $58, respectively.
4. Property and equipment
Property and equipment consist of the following:

December 31,	2004	2005

Machinery and equipment	$82,796	$119,335
Buildings and leasehold improvements	15,463	17,700
Furniture and fixtures	3,417	4,998

	101,676	142,033
Less accumulated depreciation and amortization	(66,653)	(96,260)

	$35,023	$45,773

5.	Long-term debt
Long-term debt consists of the following:

December 31,	2004	2005

Borrowings from senior secured First Priority—Revolving Credit Facility; variable interest payable quarterly (8.25% interest rate at December 31, 2005); any unpaid principal and interest due December 18, 2008	$—	$5,000
Borrowings from senior secured First Priority—Term Loan Credit Facility; variable interest payable quarterly (5.26% and 7.25% interest rate at December 31, 2004 and 2005, respectively); principal payable in varying quarterly installments; any unpaid principal and interest due June 18, 2009	94,800	230,423
Borrowings from senior secured Second Priority—Term Loan Credit Facility; variable interest payable quarterly (8.92% and 10.64% interest rate at December 31, 2004 and 2005, respectively); any unpaid principal and interest due December 18, 2009	208,231	—
Various subordinated notes payable; interest ranging from 5% to 8%; principal and interest payable monthly through January 2010	4,833	11,262
Various capital leases; interest rates ranging to 15.9%; principal and interest payable monthly through September 2010	14,688	27,127

	322,552	273,812
Less debt discount on Second Priority Credit Facility	(1,719)	—

	320,833	273,812
Less current portion	(10,276)	(20,441)

	$310,557	$253,371

During 2000, the Company received $54,412 and $38,088 in gross cash proceeds from the issuance of senior subordinated Opco Notes (the Opco Notes) and senior subordinated Holdings Notes (the Holdings Notes, and collectively with the Opco Notes, the Notes), respectively. Concurrent with the issuance of the Notes, the Company granted the holders of the Notes warrants to purchase up to an aggregate of 1,168,842 common units of the Company. Such warrants (the Warrants) are exercisable at any time subsequent to the grant date at an exercise price of $4.61 per warrant. The estimated aggregate fair value of the Warrants was $1,039 using the Black-Scholes option-pricing model based on the following assumptions: expected volatility of 15%, risk-free interest rate of 6%, and an expected life of 10 years. The fair value of the Warrants was recorded as a discount on the related Notes and was being amortized as interest expense over the term of the Notes. As a result of the debt refinancing completed by the Company in December 2003 (as discussed further below), the Company wrote off $616 of unamortized discount on the Warrants in December 2003. As discussed in Note 1—“Initial Public Offering and Reorganization”, all of the Warrants were exchanged for common stock in connection with the Company’s initial public offering which was consummated on February 9, 2005.
Interest on the Holdings Notes accreted monthly based on an accretion schedule specified in the Holdings Notes agreement and was added to the outstanding principal balance of the Holdings Notes (the Accreted Value) until April 2005. The effective interest rate on the

Holdings Notes during its entire nine-year term through April 2009 was approximately 19.6%. The difference between the Accreted Value and the carrying amount of the Holdings Notes represented a discount (the Accretion Discount) which was amortized over the nine-year term of the Holdings Notes using the effective interest method. The Holdings Notes were repaid in December 2003 in connection with the Company’s refinancing of its borrowings discussed below.
In December 2003, the Company refinanced its borrowings under its then existing senior credit facilities, by entering into a new credit agreement with a group of financial institutions which provides the Company a $355,000 Senior Secured Credit Facility (the 2003 Senior Credit Facility). Such credit facility is comprised of a $130,000 First Priority Facility (consisting of a $30,000 Senior Revolving Credit Facility and a $100,000 Senior Term Loan Credit Facility) and a $225,000 Second Priority Facility.
In December 2005, the Company refinanced its borrowings under its then existing senior credit facilities, by entering into a new credit agreement with a group of financial institutions which provides the Company a $310,600 Senior Secured Credit Facility. Such credit facility is comprised of a $280,600 term loan facility and a $30,000 revolving credit facility.
As a result of the debt refinancing completed in December 2003 and 2005, the Company recorded a $14,921 loss and a $9,344 loss, respectively, on early debt extinguishment, comprised of the following: a) the write-off of $6,318 and $5,406, respectively, in capitalized loan fees related to the Company’s credit facilities existing prior to the debt refinancing; b) $4,728 and $3,938, respectively, in early redemption premiums related to the Notes paid by the Company upon completion of the debt refinancing; and c) the write off of $3,875 and $0, respectively, in unamortized discounts related to the Warrants and the Accretion Discount.
Interest on borrowings under the First Priority Revolving Credit Facility was at either (i) a Eurodollar rate plus a margin (the Applicable Margin) that ranges from 2% to 2.75% per annum, depending on the Company’s Leverage Ratio, as defined, or (ii) an Index Rate, as defined, plus the Applicable Margin less 1% per annum. The First Priority Revolving Credit Facility is also subject to a commitment fee equal to 0.50% of the average daily unused portion of such revolving facility. Borrowings under the First Priority Term Loan Facility bear interest at either (i) a Eurodollar rate plus 3% per annum, or (ii) an Index Rate, as defined, plus 2% per annum.
Borrowings under the Second Priority Facility bear interest at either (i) a Eurodollar rate, subject to a Eurodollar rate minimum of 1.75% per annum, plus a margin of either 6.875% or 7.875% per annum, depending on the Company’s Leverage Ratio, as defined in the credit agreement, or (ii) a Base Rate, as defined in the credit agreement, plus a margin of either 5.875% or 6.875% per annum, depending on the Company’s Leverage Ratio, as defined in the credit agreement.
Under the terms of the 2003 Senior Credit Facility, the Company is subject to mandatory principal prepayments equal to 75% of Consolidated Excess Cash Flow, as defined, starting during the year ended December 31, 2004, or up to 75% of the net proceeds of equity offerings. Mandatory prepayments from such sources (the Permitted Payments) are applied first to the Second Priority Facility in an aggregate amount not to exceed $67,500, with any excess above $67,500 applied to the First Priority Facility. During 2004, the Company made mandatory principal prepayments on its Second Priority Credit Facility in an aggregate amount of $16,769 based on 75% of its Consolidated Excess Cash Flow, as defined, during the year ended December 31, 2004. Mandatory principal prepayments are also required equal to 100% of the net proceeds from asset sales and insurance proceeds that each exceed $5 million in aggregate, as well as 100% of net proceeds from new debt offerings. Mandatory prepayments from such sources are applied to the First Priority Facility until it is fully paid, followed by the Second Priority Facility. With the exception of Permitted Payments as discussed above, prepayments on the Second Priority Facility carry a penalty during the first three years of its term equal to a percentage of the prepayment, as follows: Year 1—11%; Year 2—7.5%; and Year 3—2.5%.
Borrowings under the 2003 and 2005 Senior Credit Facilities are secured by substantially all of the assets of the Company. The Senior Credit Facility also contains restrictive covenants which, among other things, provide limitations on capital expenditures, and restrictions on indebtedness and distributions to the Company’s equity holders. Additionally, the Company is required to meet debt covenants based on certain financial ratio thresholds applicable to the First and Second Priority Facilities, as follows with ratio thresholds as of December 31, 2005: (i) First Priority Facility—Interest Coverage Ratio not lower than 1.70, Fixed Charge Coverage Ratio not lower than 1.10, Leverage Ratio not higher than 3.50, and First Priority Senior Debt Leverage Ratio not higher than 1.65, each as defined; and (ii) Second Priority Facility—Leverage Ratio not higher than 5.30, as defined. The Company is in compliance with all such covenants as of December 31, 2005.
Minimum future maturities of long-term debt and capital lease obligations as of December 31, 2005 are as follows:

	Long-term	Capital lease
	debt	obligations

Year ending December 31:
2006	$10,756	$11,904
2007	4,423	9,604
2008	115,522	6,162
2009	114,495	2,337
2010	1,369	1,020
Thereafter	120	162

	$246,685	31,189

Less interest		(4,062)

		$27,127

6.	Income taxes
A portion of the Company’s business was operated as a limited liability company (LLC), taxed as a partnership. As a result, the members of the LLC pay the income taxes on the earnings, not the LLC. Accordingly, no income taxes have been provided on these earnings. The LLC had book income of $370, $19,212 and $384 during the years ended December 31, 2003, 2004 and 2005, respectively, which are not subject to tax at the LLC level.

As discussed in Note 1, the Company was reorganized from a California limited liability company to a Delaware corporation immediately prior to the consummation of its initial public offering on February 9, 2005. The following table includes the consolidated provision for income taxes related to that portion of the Company’s business not operated as an LLC prior to the Reorganization in February 2005:

Year ended December 31,	2003	2004	2005

Current:
Federal	$1,562	$6,079	$14,401
State	947	1,574	4,078

	2,509	7,653	18,479
Deferred:
Federal	1,411	310	(21,713)
State	211	557	(3,102)

	1,622	867	(24,815)

Income tax provision (benefit)	4,131	8,520	(6,336)
Deferred income tax benefit as a result of the Reorganization	—	—	27,701

Income tax provision excluding effects of Reorganization	$4,131	$8,520	$21,365

The consolidated deferred tax assets and liabilities consist of the following:

December 31,	2004	2005

Current portion of deferred tax assets (liabilities):
Financial statement accruals not currently deductible	$1,206	$3,538
State taxes	158	734

Net current deferred tax assets	1,364	4,272

Non-current portion of deferred tax assets and (liabilities):
Excess of income tax basis over net book value of intangible assets	—	31,612
Excess of income tax basis over net book value of property, plant and equipment	—	1,993
Deferred stock-based compensation	—	364
Excess of net book value over income tax basis of intangible assets	(3,981)	(17,753)
Excess of net book value over income tax basis of property, plant and equipment	(1,653)	—

Net non-current deferred tax assets (liabilities)	(5,634)	16,216

Net deferred tax assets (liabilities)	$(4,270)	$20,488

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

Year ended December 31,	2003	2004	2005

Statutory federal income tax rate	34%	35%	35%
State taxes	14	4	5
Non-deductible expenses	8	—	(1)
Income of the LLC not taxed at the LLC level	(2)	(17)	—
Non-recurring income tax benefit due to reorganization	—	—	(51)

Effective income tax rate	54%	22%	(12)%

Non-deductible other items include meals and entertainment, certain acquisition costs and other items that, individually, are not significant.

7.	Commitments and contingencies
The Company leases machinery, equipment, and office and operational facilities under noncancelable operating lease agreements. Certain lease agreements for the Company’s facilities generally contain renewal options and provide for annual increases in rent based on the local Consumer Price Index. The following is a schedule of the Company’s future minimum lease payments as of December 31, 2005:

	Third	Related
	party	party	Total

Year ending December 31:
2006	$25,732	$2,585	$28,317
2007	16,903	2,550	19,453
2008	9,897	2,562	12,459
2009	6,197	2,270	8,468
2010	3,314	1,981	5,295
Thereafter	5,435	6,225	11,660

	$67,480	$18,173	$85,653

Total rent expense under operating leases, including month-to-month rentals, amounted to $36,161, $37,490 and $36,965 during the years ended December 31, 2003, 2004 and 2005, respectively. Under certain lease agreements, the Company is responsible for other costs such as property taxes, insurance, maintenance, and utilities.
The Company had an agreement to pay its Chief Executive Officer (CEO) and its Chief Operating Officer (COO) each a fee equal to 1% of the aggregate consideration paid by the Company in connection with any acquisition. The Company recorded fees of $9, $74 and $0 during the years ended December 31, 2003, 2004 and 2005, respectively, for which the Company is obligated to pay its CEO and COO in connection with this agreement. Such fees are expensed as incurred and are included in selling, general and administrative expenses. This agreement terminated upon the consummation of our initial public offering.

The Company has entered into employment agreements with its CEO, its COO, its Chief Financial Officer (CFO), and its Chief Technology Officer (CTO). Such agreements became effective on February 3, 2005. Each employment agreement provides for a three-year term which automatically renews for additional one-year terms subject to the provisions thereof.
The employment agreements with the CEO and the COO each provide for an annual base salary of $650,000. The CEO and the COO each may also earn an annual bonus equal to $60,000 for each full percentage point by which our pre-tax earnings per share for a fiscal year exceed by more than 10% our pre-tax earnings per share for the previous year. The employment agreement with the CFO provides for an annual base salary of $250,000. The employment agreement with the CTO provides for an annual base salary of $400,000. The CFO and the CTO may also earn an annual bonus of up to $250,000 and $300,000, respectively, under performance criteria to be established annually. Each of the employment agreements provide for standard employee benefits.
The Company has entered into employment agreements with certain of its management employees which require annual gross salary payments which range from $40 to $200 per annum. The employment agreements range from a period of one to three years and include a provision for annual bonuses based on specific performance criteria. In the event that such key management employees are terminated without cause, the Company is contractually obligated to pay the remaining balance due on the employment contracts.
The following is a schedule of the Company’s future minimum annual payments under such employment agreements as of December 31, 2005:

Year ending December 31:
2006	$2,540
2007	2,405
2008	163

$5,108

In December 2004, the Company agreed to issue shares of restricted common stock at the prevailing market price in the amount of $1,000 to the CTO upon the CTO’s development of certain software applications. In the event that such shares of restricted common stock are granted, they will vest five years after the date of grant, subject to the employee’s continued employment. As of December 31, 2005, no restricted common stocks have been issued in connection with this agreement.
The Company has entered into indemnification agreements with each director and named executive officer which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance. The indemnification agreements may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance if available on reasonable terms. There have been no events to date which would require the Company to indemnify its officers or directors.

The Company is a creditor and participant in the Chapter 7 Bankruptcy of Louis Frey Company, Inc., or LF Co., which is pending in the United States Bankruptcy Court, Southern District of New York. We managed LF Co. under a contract from May through September of 2003. LF Co. filed for Bankruptcy protection in August 2003, and the proceeding was converted to a Chapter 7 liquidation in October 2003. On or about June 30, 2004, the Bankruptcy Estate Trustee filed a complaint in the LF Co. Bankruptcy proceeding against the Company, which was amended on or about July 19, 2004, alleging, among other things, breach of contract, breach of fiduciary duties, conversion, unjust enrichment, tortious interference with contract, unfair competition and false commercial promotion in violation of The Lanham Act, misappropriation of trade secrets and fraud regarding the Company’s handling of the assets of LF Co. The Trustee claims damages of not less than $9.5 million, as well as punitive damages and treble damages with respect to the Lanham Act claims. Previously, on or about October 10, 2003, a secured creditor of LF Co., Merrill Lynch Business Financial Services, Inc., or Merrill, had filed a complaint in the LF Co. Bankruptcy proceeding against the Company, which was most recently amended on or about July 6, 2004. Merrill’s claims are duplicated in the Trustee’s suit. The Company, in turn, has filed answers and counterclaims denying liability to the Trustee and seeking reimbursement of all costs and damages sustained as a result of the Trustee’s actions and in the Company’s efforts to assist LF Co. These cases are set for trial in April 2006. The Company believes that it has meritorious defenses as well as substantial counterclaims against Merrill Lynch and the Trustee. The Company intends to vigorously contest the above matters. Based on the discovery and depositions to date, the Company does not believe that the outcome of the above matters will have a material adverse impact on its results of operations or financial condition.
The Company may be involved in litigation and other legal matters from time to time in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

8.	Related party transactions
The Company leases several of its facilities under operating lease agreements with entities owned by certain of its executive officers and other related parties which expire through 2013. Rental expense on these facilities amounted to $2,209, $2,793 and $2,738 during the years ended December 31, 2003, 2004 and 2005, respectively.
The Company had a management agreement (the Management Agreement) with Code Hennessy & Simmons LLC (CHS) which required the Company to pay annual management fees to CHS as compensation for certain management services rendered to the Company. In accordance with the Management Agreement, the management fees charged to the Company are subject to an annual increase based on the Company’s earnings but shall not exceed $1,000 annually. The Management Agreement terminated upon the consummation of the Company’s initial public offering. Management fees paid by the Company to CHS amounted to $858, $835, and $217 during the years ended December 31, 2003, 2004, and 2005, respectively.
The Company sells certain products and services to Thomas Reprographics, Inc. and Albinson Inc., each of which is owned or controlled by Billy E. Thomas, who beneficially owns more than 5% of the common equity in the Company. These companies purchased products and services from the Company of approximately $95, $64 and $54 during the twelve months ended December 31, 2003, 2004, and 2005, respectively.

9.	Retirement plans
The Company sponsors a 401(k) Plan, which covers substantially all employees of the Company who have attained age 21. Under the Company’s 401(k) Plan, eligible employees may contribute up to 75% of their annual eligible compensation (or in the case of highly compensated employees, up to 6% of their annual eligible compensation), subject to contribution limitations imposed by the Internal Revenue Service. The Company makes an employer matching contribution equal to 20% of an employee’s contributions, up to a total of 4% of that employee’s compensation. An independent third party administers the 401(k) Plan. The Company’s total expense under these plans amounted to $544, $595, and $593 during the years ended December 31, 2003, 2004, and 2005, respectively.

10.	Employee stock purchase plan and stock option plan
Employee Stock Purchase Plan
The Company has adopted the American Reprographics Company 2005 Employee Stock Purchase Plan, or ESPP, in connection with the consummation of its IPO in February 2005. Under the ESPP, purchase rights may be granted to eligible employees subject to a calendar year maximum per eligible employee of the lesser of (i) 400 shares of common stock, or (ii) a number of shares of common stock having an aggregate fair market value of $10,000 as determined on the date of purchase.
In January 2005, the Company’s board of directors authorized an initial offering of purchase rights under the ESPP. The initial offering period began on February 3, 2005 and was originally scheduled to end on April 30, 2007, unless terminated earlier by the board of directors. In December 2005, the board terminated the initial offering effective immediately after the last scheduled purchase on December 31, 2005. There were two purchase dates under the initial offering: July 31, 2005 and December 31, 2005. The purchase price of shares of common stock offered under the ESPP pursuant to the initial offering was equal to the lesser of 85% of the fair market value of such shares of common stock (i) on the first day of the offering, or (ii) on the purchase date.
In December 2005, the board of directors authorized quarterly offerings of purchase rights under the ESPP, with each such offering scheduled to commence on the first day of the calendar quarter, and end on the last day of such calendar quarter. The first such quarterly offering commences on January 1, 2006 and is scheduled to end on March 31, 2006. The purchase price of shares of common stock offered under the ESPP pursuant to such quarterly offerings is equal to 95% of the fair market value of such shares on the purchase date.
In 2005, the Company issued 362,061 shares of its common stock to approximately 840 eligible employees in accordance with the ESPP at a purchase price of $11.05 per share, resulting in $4.0 million of cash proceeds to the Company.
American Reprographics Holdings, L.L.C. Unit Option Plan II
On January 1, 2001, American Reprographics Holdings, L.L.C., or Holdings, adopted the American Reprographics Holdings, L.L.C. Unit Option Plan II, or Unit Plan, under which selected employees, independent advisors, members of the board of advisors of Holdings (or any subsidiary) or members of the board of directors of any subsidiary may be granted options to acquire common membership units of Holdings.

The exercise price of an option under the Unit Plan was determined by the board of advisors, but in no event could the exercise price be less than 85% of the fair market value, as determined by the board of advisors, of a membership unit at the time such option was granted, or, in the case of a person who owned units possessing more than 10% of the total combined voting power of all units of Holdings, 110% of the fair market value of such unit at the time such option was granted.
The following summarizes activity related to the Unit Plan:

	2003		2004

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
Year ended December 31,	of shares	price	of shares	price

Outstanding at beginning of the period	1,421,500	$5.07	1,446,000	$5.09
Granted	39,500	5.55	307,915	5.91
Canceled	(15,000)	(4.87)	(41,000)	(5.52)
Expired	—	—	—	—
Exercised	—	—	(22,500)	(5.25)

Outstanding at end of the period	1,446,000	$5.09	1,690,415	$5.22

Of the total options outstanding under the Unit Plan, 806,250 and 1,051,500 options were exercisable at December 31, 2003 and December 31, 2004, respectively, at exercise prices ranging from $4.75 to $5.62 per option.
During 2004, Holdings granted 307,915 options under the Unit Plan to employees with exercise prices ranging from $5.62 to $6.85 per unit. The fair market value of Holdings’ common membership units on the date of grant was $16 per unit. In connection with the issuances, Holdings recorded a deferred compensation charge of $3,074 as the exercise price of the options under the Unit Plan was less than the estimated fair market value of Holdings’ membership units as of the date of grant after giving consideration to the anticipated fair value of the membership units during the one-year period preceding the IPO in February 2005. The Company will amortize the deferred compensation charge over the vesting period of the unit options, generally five years.
In February 2005, all outstanding options under the Unit Plan were canceled in exchange for stock options under the American Reprographics Company 2005 Stock Plan, which stock options are exercisable for shares of the Company’s common stock equal to the same number of unit options and with the equivalent exercise price and vesting terms as those provided under the Unit Plan. Although 22,500 options remained available for future issuance under the Unit Plan as of December 31, 2004, the Unit Plan was terminated in February 2005 in connection with the IPO and options are no longer issuable under the Unit Plan.
Employee Stock Plan
The Company adopted the American Reprographics Company 2005 Stock Plan, or Stock Plan, in connection with the Company’s IPO in February 2005. The Stock Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock purchase awards, restricted stock awards, and restricted stock units to employees, directors and consultants of the Company. The Stock Plan authorizes the Company to issue up to 5,000,000 shares of common stock. This amount will automatically increase annually on the first day of the Company’s fiscal year, from 2006 through and including 2010, by the lesser of (i) 1.0% of the Company’s outstanding shares on the date of the increase; (ii) 300,000 shares; or (iii) such smaller number of shares determined by the Company’s board of directors. At December 31, 2005, 3,254,315 shares remain available for grant under the Stock Plan.
Options granted under the Stock Plan generally expire no later than ten years from the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder). Options generally vest and become fully exercisable over a period of four or five years, except options granted to non-employee directors may vest over a shorter time period. The exercise price of options must be equal to at least 100% (110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of the Company’s common stock as of the date of grant.
In addition, the Stock Plan provides for automatic grants, as of each annual meeting of the Company’s stockholders commencing with the first such meeting, of non-statutory stock options to directors of the Company who are not employees of, or consultants to, the Company or any affiliate of the Company (non-employee directors). Each non-employee director automatically will receive a non-statutory stock option with a fair market value, as determined under the Black-Scholes option pricing formula, equal to $50,000 (or 55.56%) of such non-employee director’s annual cash compensation (exclusive of committee fees). Each non-statutory stock option will cover the non-employee director’s service since either the previous annual meeting or the date on which he or she was first elected or appointed. Options granted to non-employee directors vest in 1/16 increments for each month from the date of grant. The Company’s board of directors approved a one time discretionary grant of 9,854 options to purchase shares of common stock to each of the Company’s five non-employee directors as part of their compensation for 2005 service since no annual meeting of the Company’s stockholders was held in 2005.
The following is a further breakdown of the options outstanding as of December 31, 2005:

		Weighted
		average
	Number	exercise
Year ended December 31, 2005	of shares	price

Outstanding at beginning of the period	1,690,415	$5.22
Granted	49,270	23.85
Canceled	(11,500)	(5.82)
Expired	—	—
Exercised	(305,600)	(5.03)

Outstanding at end of the period	1,422,585	$5.90

During 2005, the Company granted 49,270 options to purchase common stock to employees with exercise price of $23.85 per unit. The fair market value of the Company’s common stock on the date of grant was $23.85 per unit.

Of the total options outstanding, 1,032,183 options were exercisable at December 31, 2005, at exercise prices ranging from $4.75 to $23.85. As of December 31, 2005, the 1,422,585 options outstanding had a weighted average remaining contractual life of 61 months.

11.	Members’ equity and redeemable preferred units
Mandatorily redeemable preferred membership units
Holders of the Company’s mandatorily redeemable preferred units are entitled to receive a yield of 13.25% of its Liquidation Value per annum for the first three years starting in April 2000, and increasing to 15% of the Liquidation Value per annum thereafter. The discount inherent in the yield for the first three years was recorded as an adjustment to the carrying amount of the mandatorily redeemable preferred units. This discount was amortized as a dividend over the initial three years. Of the total yield on the mandatorily redeemable preferred units, 48% is mandatorily payable quarterly in cash to the mandatorily redeemable preferred unit holders. The unpaid portion of the yield accumulates annually and is added to the Liquidation Value of the mandatorily redeemable preferred units. Such units have an aggregate liquidation preference over common units of $20 million plus accumulated and unpaid yield. Mandatorily redeemable preferred units have no voting rights.
Mandatorily redeemable preferred units are redeemable without premium or penalty, wholly or in part, at the Company’s option at any time, for the Liquidation Value, including any unpaid yield. Redeemable preferred units are mandatorily redeemable on the earlier to occur of (i) an initial public offering of the Company (to the extent of 25% of the net proceeds thereof), (ii) a sale of equity or assets of the Company or any of its principal operating subsidiaries after retirement in full of the Company’s debt under its senior credit facilities, or (iii) April 10, 2010. At December 31, 2002, 2003, and 2004, the Company had 20,000 redeemable preferred membership units issued and outstanding. As discussed in Note 1— “Initial Public Offering and Reorganization”, the Company redeemed all of the Preferred Units on February 9, 2005 in connection with the consummation of its initial public offering (IPO). The redemption price amounted to $28,263 based on the Preferred Units’ Liquidation Value at the IPO date.
Distributions to members
In accordance with the Company’s Amended and Restated Operating Agreement, cash distributions were made first, to all preferred members; second, to all common members, based on their tax liability imposed on the Company’s net LLC earnings before the reorganization. The Amended and Restated Operating Agreement also provides for certain members who receive less than their proportionate share of cash distributions, at their election or the election of the Company’s management, to be granted an additional cash distribution to bring their proportionate share of cash distributions equal to the rest of the Company’s common members. Any remaining cash available for distribution will be distributed, at the discretion of the Company’s board of advisors, first to all preferred members to the extent of the Liquidation Value of their preferred units; second, to all common members, except to those common members where such distribution would cause or increase a deficit to their capital accounts.

12.	Quarterly financial data (Unaudited)
Quarterly financial data for the years ended December 31, 2004 and 2005 are as follows:

	March 31,	June 30,	September 30,	December 31,
Quarter ended	2004	2004	2004	2004

Net sales	$110,518	$115,615	$110,165	$107,566
Gross profit	$45,919	$49,424	$44,287	$40,447
Net income	$8,438	$9,845	$7,191	$4,074
Net income per share:
Basic	$0.24	$0.28	$0.20	$0.11
Diluted	$0.23	$0.26	$0.19	$0.11

	March 31,	June 30,	September 30,	December 31,
Quarter ended	2005	2005	2005	2005

Net sales	$116,466	$125,560	$127,487	$124,691
Gross profit	$48,325	$53,654	$52,522	$50,124
Net income	$35,563	$11,383	$10,518	$3,012
Net income per share:
Basic	$0.87	$0.26	$0.24	$0.07
Diluted	$0.85	$0.25	$0.23	$0.07

13.	Subsequent events
Acquisitions
Subsequent to December 31, 2005, the Company completed the acquisition of 2 reprographics companies in the United States for a total purchase price of $11 million.

Schedule II
American Reprographics Company and subsidiaries
Valuation and qualifying accounts

	Balance at	Charges to		Balance at
	beginning	cost and		end of
(dollars in thousands)	of period	expenses	Deductions	period

Year ended December 31, 2003:
Allowance for doubtful accounts	$2,148	$1,698	$(1,056)	$2,790
Allowance for inventory obsolescence	273	248	(243)	278

	$2,421	$1,946	$(1,299)	$3,068

Year ended December 31, 2004:
Allowance for doubtful accounts	$2,790	$1,281	$(1,018)	$3,053
Allowance for inventory obsolescence	278	89	(46)	321

	$3,068	$1,370	$(1,064)	$3,374

Year ended December 31, 2005:
Allowance for doubtful accounts	$3,053	$1,241	$(1,122)	$3,172
Allowance for inventory obsolescence	321	109	—	430

	$3,374	$1,350	$(1,122)	$3,602

Prospectus
7,000,000 Shares
Common Stock
Certain stockholders named in this prospectus or in any supplement to this prospectus may sell up to 7,000,000 shares of common stock from time to time. In the prospectus supplement relating to such sales, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling. We will not receive any proceeds from the sale of common stock by the selling stockholders.
This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement. We urge you to read carefully this prospectus and the applicable prospectus supplement before you make your investment decision.
Our common stock trades on the New York Stock Exchange under the symbol “ARP.” On March 27, 2006, the last reported sales price of a share of our common stock was $35.15.
Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer to sell the securities offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

i

About this prospectus
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration process. Under this shelf registration process, certain stockholders named in this prospectus or in any supplement to this prospectus may sell up to 7,000,000 shares of common stock in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may sell. Each time the selling stockholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read this prospectus, the applicable prospectus supplement, and the additional information described below under the headings “Where you can find more information” and “Certain documents incorporated by reference.”
In this prospectus we use the terms “American Reprographics,” “we,” “us,” “our,” and “our company” and similar phrases to refer to American Reprographics Company, a Delaware corporation, and its consolidated subsidiaries.
American Reprographics Company
We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that also require sophisticated document management services. Reprographics services typically encompass the digital management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. The business-to-business services we provide to our customers include document management, document distribution and logistics, print-on-demand and a combination of these services in our customers’ offices as on-site services. We provide our core services through our suite of reprographics technology products, a national network of approximately 200 locally branded reprographics service centers, and approximately 2,300 facilities management programs at our customers’ locations throughout the country. We also sell reprographics equipment and supplies to complement our full range of service offerings. In further support of our core services, we license our suite of reprographics technology products, including our flagship internet-based application, PlanWell, to independent reprographers. We also operate PEiR (Profit and Education in Reprographics) through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while promoting our reprographics technology as the industry standard. Our services are critical to our customers because they shorten their document processing and distribution time, improve the quality of their document information management, and provide a secure, controlled document management environment.
Our main office is located at 700 North Central Avenue, Suite 550, Glendale, California 91203 and our telephone number is (818) 500-0225.

Risk factors
Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. These risks will be set forth in a prospectus supplement relating to the securities to be offered by that prospectus supplement. You should carefully consider the important factors set forth under the heading “Risk factors” in the applicable supplement to this prospectus and in our periodic reports filed with the SEC before investing in any securities that may be offered.
Forward-looking statements
Some statements and disclosures in this prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.
There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in, or incorporated by reference into, this prospectus, including the factors described in the sections entitled “Risk Factors” in our Annual Report on Form 10-K and any related prospectus supplement. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	general economic conditions and a downturn in the architectural, engineering and construction industry;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our product and service innovations;

•	the inability to charge for our value-added services to offset potential declines in print volumes;

•	adverse developments affecting the State of California, including general and local economic conditions, macroeconomic trends, and natural disasters;

•	our inability to successfully identify potential acquisitions, manage our acquisitions or open new branches;

•	our inability to successfully monitor and manage the business operations of our subsidiaries and uncertainty regarding the effectiveness of financial and management policies and procedures we established to improve accounting controls;

•	adverse developments concerning our relationships with certain key vendors;

•	our inability to adequately protect our intellectual property and litigation regarding intellectual property;

•	acts of terrorism, violence, war, natural disaster or other circumstances that cause damage or disruption to us, our facilities, our technology centers, our vendors or our customers;

•	the loss of key personnel or qualified technical staff;

•	the potential write-down of goodwill or other intangible assets we have recorded in connection with our acquisitions;

•	the availability of cash to operate and expand our business as planned and to service our debt;

•	the increased expenses and administrative workload associated with being a public company;

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud; and

•	potential environmental liabilities.
All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Use of proceeds
We are registering the shares of our common stock offered by this prospectus and the applicable prospectus supplement for the account of the selling stockholders identified in the section of this prospectus and the applicable prospectus supplement entitled “Selling Stockholders”. All of the net proceeds from the sale of our common stock by this prospectus and the applicable prospectus supplement will go to the selling stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these shares.
Selling stockholders
This prospectus covers the offering for resale of up to:

•	4,900,000 shares of common stock held by ARC Acquisition Co., L.L.C. and related entities, which were issued on February 3, 2005 in exchange for ownership units in our predecessor. The units were originally acquired in April 2000 from certain unitholders of our predecessor company. Such shares are currently held by such purchasers, and their transferees.

•	1,900,000 shares of common stock held by Micro Device, Inc., OCB Reprographics, Inc., Brownies Blueprint, Inc. and Dietrich-Post Company, which were issued on February 3, 2005 in exchange for ownership units in our predecessor. The units were originally issued in connection with the acquisition of these businesses, all of which occurred in November 1997. Such shares are currently held by such companies.

•	200,000 shares of common stock issuable upon the exercise of certain vested outstanding options held by Rahul Roy, our Chief Technology Officer.
The applicable prospectus supplement will set forth, with respect to each selling stockholder:

•	the name of the selling stockholder;

•	the nature of the position, office or other material relationship which the selling stockholder will have had within the prior three years with us or any of our affiliates;

•	the number of shares of common stock owned by the selling stockholder prior to the offering;

•	the number of shares of common stock to be offered for the selling stockholder’s account; and

•	the amount and (if one percent or more) the percentage of shares of common stock to be owned by the selling stockholder after the completion of the offering.
Pursuant to our agreements with certain of the selling stockholders, all expenses incurred, excluding underwriting discounts and commissions, in connection with the registration of the shares of common stock owned by the selling stockholders named above, other than OCB Reprographics, Inc. and Rahul Roy, will be borne by us. OCB Reprographics and Rahul Roy each will bear its or his pro-rata share of such expenses.
Additional selling stockholders may be identified by prospectus supplement.

Description of common stock and preferred stock
Our authorized capital stock consists of 150 million shares of common stock, $.001 par value per share, and 25 million shares of undesignated preferred stock, $.001 par value per share. As of March 1, 2006, 44,625,815 shares of common stock were issued and outstanding, and no shares of our preferred stock were outstanding.
The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of our capital stock contained in our amended and restated certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.
Common stock
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and any shares of common stock to be issued pursuant to this prospectus will be, fully paid and non-assessable.
Preferred stock
The board of directors has the authority, without further action by the stockholders, to issue up to 25 million shares of preferred stock, $.001 par value, in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges, and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.
Certain effects of authorized but unissued stock
We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.
The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares in a strategic transaction to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.
Registration rights agreement
As of March 1, 2006, holders of 20,483,627 shares of common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in a registration rights agreement and are described below.
Demand Registrations. The holders of a majority of the registrable securities held by ARC Acquisition Co., L.L.C. and the holders of a majority of the registrable securities held by Messrs. Chandramohan and Suriyakumar (or entities in which they control a majority of the voting shares) are each entitled (as a group) to request up to two registrations on Form S-1 or similar long-form registration statements, respectively, and two short-form registrations on Form S-2, S-3 or any similar short-form registration statements, respectively. The holders of a majority of all other registrable securities under this agreement are entitled to request one short-form registration.
Piggyback Rights. The holders of registrable securities other than those originally requesting registration pursuant to a demand registration can request to participate in, or “piggyback” on, any demand registration.
Piggyback Registrations. If we propose to register any of our equity securities under the Securities Act (other than pursuant to a demand registration of registrable securities or a registration on Form S-4 or Form S-8) for us or for holders of securities other than the registrable securities, we will offer the holders of registrable securities the opportunity to register their registrable securities.
Conditions and Limitations; Expenses. The registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. We will pay the registration expenses of the holders of registrable securities in demand registrations and piggyback registrations in connection with the registration rights agreement.
Delaware anti-takeover law and charter and bylaw provisions
Provisions of Delaware law and our charter documents could make the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with it first. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.
Section 203. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.
Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called by the board of directors, the chairman of the board, if any, the chief executive officer or the president. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing board and management.
Board of Directors. Subject to the rights of the holders of any outstanding series of preferred stock, our amended and restated certificate of incorporation authorizes only the board of directors to fill vacancies, including newly created directorships. Our amended and restated certificate of incorporation also provides that directors may be removed by stockholders only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.
Supermajority Vote to Amend Charter and Bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws each provide that our bylaws may be amended by our stockholders only with a two-thirds vote of the outstanding shares. In addition, our amended and restated certificate of incorporation provides that its provisions related to, among other things, limitation of director liability and indemnification may only be amended by a two-thirds vote of the outstanding shares.
No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that, after this offering, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The amended and restated bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the chief executive officer and the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, and the President.
Advance Notice Procedures. Our amended and restated bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders.
Indemnification provisions
Our amended and restated certificate of incorporation limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:
•  any breach of their duty of loyalty to the corporation or its stockholders;
•  acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;
•  unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•  any transaction from which the director derived an improper personal benefit.
These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.
The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation, bylaws, agreement or otherwise. Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, to the maximum extent permitted by law and that we may indemnify other employees and agents. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies will help us attract and retain qualified persons.
The limited liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and any related indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees, and agents under our restated certificate of incorporation or any related indemnification agreements we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Transfer agent and registrar
The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Plan of distribution
The selling stockholders may sell the common stock:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.
We will describe in a prospectus supplement, the particular terms of the offering of the common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds the selling stockholders will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information we think is important.
If the selling stockholders use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
The selling stockholders may sell offered securities through agents designated by the selling stockholders. Any agent involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.
The selling stockholders also may sell offered securities directly. In this case, no underwriters or agents would be involved.
The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.
If so, the third parties may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus.
Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933, as amended, or Securities Act, and any discounts or commissions received by them from the selling stockholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement. In compliance with the guidelines of the NASD, the maximum commission or discount to be received by any NASD member of independent broker-dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to a prospectus supplement.
Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.
We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.
In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

Validity of the securities
The validity of the shares of common stock will be passed upon for American Reprographics Company by Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP, San Francisco, California.
Experts
The consolidated financial statements incorporated in this prospectus by reference from American Reprographics Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where you can find more information
We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also obtain information about us at our Internet website at http://www.e-arc.com. However, the information on our website does not constitute a part of this prospectus.

Certain documents incorporated by reference
In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Notwithstanding this statement, however, you may rely on information that has been filed at the time you made your investment decision. We incorporate by reference the documents listed below:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(b) Our Current Reports on Form 8-K filed January 11, 2006, January 12, 2006, February 2, 2006, March 2, 2006 and March 23, 2006; and

(c) The description of our common stock that is contained in the registration statement on Form 8-A filed on January 13, 2005 (File No. 001-32407) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.
We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (2) after the date of this prospectus and prior to the termination of any offering made hereby.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
Attention: Investor Relations
Telephone: 1-925-945-5100
You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

6,087,000 shares
Common stock
Prospectus Supplement

JPMorgan	Goldman, Sachs & Co.

Robert W. Baird & Co.	CIBC World Markets

Credit Suisse	William Blair & Company
Prospectus Supplement dated April 5, 2006
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date of each such document only, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompany prospectus applicable to those jurisdictions.